EXHIBIT 99.D

DESCRIPTION OF HUNGARY

DATED SEPTEMBER 30, 2022

FOREIGN EXCHANGE

Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“euro” or “EUR”) and in U.S. dollars (“USD”). All currency conversions in this report are at the National Bank of Hungary’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 1: Forint/USD Exchange Rate

	2017	2018	2019	2020	2021

	(HUF per USD)
Year end	258.82	280.94	294.74	297.36	325.71
Average for year	274.27	270.25	290.65	307.93	303.29

Source: NBH

The following table sets forth the forint/euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 2: Forint/EUR Exchange Rate

	2017	2018	2019	2020	2021

	(HUF per EUR)
Year end	310.14	321.51	330.52	365.13	369.00
Average for year	309.21	318.87	325.35	351.17	358.52

Source: NBH

On June 30, 2022, the official middle exchange rates were HUF379.99 = USD1.00 and HUF396.75 = EUR1.00. For information on the convertibility of the forint, see “Monetary and Financial System—Exchange Rate Policy—Foreign Exchange and Convertibility of the Forint.”

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report and are subject to periodic updating.

PRESENTATION OF INFORMATION

Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Government Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, Hungary produces certain data on the basis of the European System of Accounts 95 (“ESA”). ESA methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.

As of July 7, 2022, Hungary completed the requirements for adherence to the IMF Special Data Dissemination Standard (“SDDS”) Plus—the highest tier of the Data Standards Initiatives. The SDDS Plus builds on the SDDS, and its purpose is to assist statistically advanced countries with the publication of comprehensive, timely, and reliable economic and financial data in an environment of continuing economic and financial integration.

OVERVIEW OF HUNGARY

General

Hungary (until December 31, 2011, the country was known as “The Republic of Hungary,” hereinafter referred to as “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

As of January 1, 2022, the population of Hungary was approximately 9.7 million. Approximately 70.1% of the population lived in urban areas and 1.7 million lived in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 84% of the population is Magyar (or Hungarian), there are minorities of Armenian, Bulgarian, Croat, German, Greek, Polish, Roma, Romanian, Ruthenian, Serb, Slovak, Slovenian and Ukrainian ethnicity.

The following table sets forth certain information with respect to the population growth rate in Hungary for the periods indicated:

Table 3: Population Growth Rate

	As of January 1,
	2017	2018	2019	2020	2021
Population (in thousand persons)	9,798	9,778	9,773	9,770	9,731
Decrease in population (%)	(0.3)	(0.2)	(0.1)	(0.0)	(0.4)

Source: Hungarian Central Statistical Office (“HCSO”)

As of January 1, 2022, based on preliminary data, the population of Hungary amounted to 9,689 thousand, a decrease of 0.4% from 9,731 thousand as of January 1, 2021.

The following table sets forth the age distribution for the population of Hungary for the periods indicated:

Table 4: Age Distribution of the Population of Hungary

	As of January 1,
	2017	2018	2019	2020	2021
0-14	1,422,865	1,421,916	1,421,739	1,421,336	1,417,233
15-64	6,546,470	6,504,490	6,461,058	6,405,956	6,336,873
65+	1,828,226	1,851,965	1,889,959	1,942,234	1,976,666

Source: HCSO

Political System

Transformation and New Constitution

Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.

During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the Hungarian constitution was substantially amended. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989 and, in 1990, Hungary held multi-party elections for the first time since 1947.

On April 18, 2011, Parliament adopted the Fundamental Law of Hungary as the new constitution of Hungary (“New Constitution” or, if referring to any constitution in effect at the time, the “Constitution”). The New Constitution was promulgated on April 25, 2011 and went into effect on January 1, 2012. The major developments of the New Constitution included, inter alia, the following:

•	the new name of the country, which is “Hungary”;

•	the notion of a “Cardinal Act”, a type of Act which may only be passed, modified or repealed by the votes of two-thirds of the present Members of Parliament;

•	the principle of balanced, transparent and sustainable management of the budget, to be enforced primarily by Parliament and the Government;

•	the notion of autonomous regulatory organizations, to be established by a Cardinal Act of Parliament;

•	the main responsibilities of the Constitutional Court;

•	the function of the Commissioner for Fundamental Rights;

•	the framework rules for public finances;

•	limitations on the level of government debt; and

•	the fundamental rules for the responsibilities and composition of the Budgetary Council and rules for the appointment of its president.

Constitutional Provisions Relating to Budget Management and Public Finances

Aimed at the balanced, transparent and sustainable management of the budget, the New Constitution sets certain general rules for public finances.

Under the New Constitution, Parliament is not entitled to adopt an Act on the central budget that would result in the level of government debt exceeding 50% of the gross domestic product (“GDP”). Furthermore, in the course of implementation of the central budget, no loans may be drawn and no financial obligations may be undertaken on behalf of Hungary if such an undertaking results in a level of government debt exceeding 50% of GDP. The New Constitution includes certain exemptions and transitional rules that apply until the level of government debt is reduced below 50% of GDP.

Until the level of government debt falls below 50% of GDP, Parliament is obligated to adopt an Act on the central budget that provides for a decrease of the ratio of government debt to gross domestic product. Until the level of government debt falls below 50% of GDP, in the course of implementation of the central budget, Parliament is not allowed to draw a loan or undertake a financial obligation on behalf of Hungary that would result in an increase of the ratio of government debt to GDP from the previous calendar year.

As long as government debt exceeds 50% of GDP, the Constitutional Court may, within its competence pursuant to the respective provisions of the New Constitution, review Acts on (i) the central budget; (ii) implementation of the central budget; (iii) central taxes; (iv) stamp duties and contributions; (v) customs duties; and (vi) the central requirements related to local taxes for the conformity, of each of the foregoing, with those aspects of the New Constitution relating to rights to life and human dignity, to the protection of personal data, to the freedom of thought, conscience and religion, or in connection with the rights related to Hungarian citizenship, and the Constitutional Court may only annul these Acts for violation of these rights. Acts governing the above matters may be annulled by the Constitutional Court without restriction if the procedural requirements required by the New Constitution for the creation and publication of such rules of law have not been complied with.

Upon the occurrence of a “special legal order,” which can be declared by the President, the Government or Parliament, Parliament and the Government are entitled to deviate from the limitations described above to the extent necessary to mitigate the effects of the events and circumstances triggering the special legal order, or, in the event of a significant and enduring national economic recession, to the extent necessary to restore the balance of the national economy. “Special legal order” means a state of national crisis, state of emergency, state of terrorist threat, state of preventive defense, event of unexpected attack or state of danger.

The method for calculating government debt and GDP and the rules for implementation of the government debt limitations mentioned above are determined in an Act of Parliament.

The New Constitution prescribes that Parliament will pass Cardinal Acts to regulate the burden of public finances; the fundamental rules of the pension system; the establishment of autonomous regulatory organs; the detailed rules of the responsibilities, organization and operation of the Constitutional Court; the detailed rules of the operation of the Budgetary Council; and the method for calculating the level of government debt and GDP.

The New Constitution provides a constitutional basis for the operation of the Budgetary Council and enhances the current statutory provisions applicable to the Council.

Constitutional Amendments

The New Constitution has been amended eleven times, with the most recent amendment adopted in 2022.

The first amendment to the New Constitution extended the law on the remuneration of the President of Hungary to the former Presidents of Hungary. The second amendment to the New Constitution would have amended only the transitional provisions, but the Constitutional Court annulled these provisions. The third amendment to the New Constitution stipulated that adoption or amendment of laws pertaining to the acquisition and use of agricultural land and forests in Hungary will be passed by Cardinal Acts.

In response to several decisions of the Constitutional Court, the fourth amendment to the New Constitution (“Fourth Amendment”) was adopted by Parliament on March 11, 2013. The Fourth Amendment is intended, inter alia, to implement several of the Transitional Provisions of the New Constitution that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches and the limitation of political advertising. Pursuant to the Fourth Amendment, any political advertising may be broadcast on radio or television channels free of charge and, during the campaign period preceding the national and European parliamentary elections, solely via the public radio and television channels. It therefore eliminated mandatory campaign silence and the prohibition on publishing poll numbers on and before the election day. The Fourth Amendment does not include a pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court.

Furthermore, the Fourth Amendment narrowed the competence of the Constitutional Court by providing that the Constitutional Court would only undertake a review of the constitutionality of provisions of law brought before it and would not be entitled to extend its review to other provisions not challenged, unless those provisions have a close and substantial connection with a provision of law under review. In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the New Constitution went into effect were annulled; however, the legal consequences upon parties to the cases that produced such decisions were not affected.

On July 5, 2013, Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the New Constitution. This Act modifies the authority of the Constitutional Court and implements new control functions of the Constitutional Court, such as preliminary control and—if initiated within 30 days by the Government, 25% of the Members of Parliament, the President of the Curia, the General Prosecutor or the parliamentary commissioner—subsequent control of laws according to the New Constitution or any amendments thereto. Furthermore, the Act provides for preliminary constitutional review of normative decrees to ensure constitutional review of the operating rules of Parliament (including technical details of submissions, interpellations, and voting), irrespective of the legal source of such rules.

The fifth amendment to the New Constitution was adopted on September 16, 2013, and provides the constitutional basis for the proposed merger of central bank functions and financial supervisory authority functions, as well as elimination of the Hungarian Financial Supervisory Authority (the “HFSA”). These functions are now all within the purview of the National Bank of Hungary (the “NBH”). See “Monetary and Financial System” for more information on the functions of the NBH.

On June 7, 2016, Parliament adopted the sixth amendment to the New Constitution, which enables a two-thirds majority of the Members of Parliament present to declare a state of terrorism threat for a fixed term at the initiative of the government of Hungary (the “Government”) in the event of a significant and direct threat of a terrorist attack or in the event of an actual terrorist attack. Upon the authorization of Parliament, the Government may pass decrees by virtue of law, suspend the application of certain laws, depart from effective statutory regulations and adopt other extraordinary measures.

The seventh amendment to the New Constitution (“Seventh Amendment”) was adopted on June 20, 2018. The Seventh Amendment prohibits the resettlement of foreign populations in Hungary and states that non-Hungarian citizens who have arrived into Hungary from a country in which they are not persecuted or not in direct danger of being persecuted may not be eligible for asylum. The Seventh Amendment also creates the organizational foundations for a separate public administration court system and creates the legal conditions for banning people from living in public spaces. Furthermore, it provides that the exercise of freedom of expression and the right of assembly will not harm others’ private and family life and their homes. The Seventh Amendment also aims to define the main components of national identity in order to clarify the interconnection between the national and European Union powers and laws.

On December 10, 2019, Parliament adopted the eighth amendment to the New Constitution, which removed provisions stipulating the setting up of a separate public administrative court system which had been provided for in the Seventh Amendment.

On December 15, 2020, Parliament adopted the ninth amendment to the New Constitution (“Ninth Amendment”). The Ninth Amendment stipulates that Hungary protects children, protects individuals’ rights to self-identify according to their sex at birth, and states that children will have upbringings based on the values of Hungary’s constitutional identity and Christian culture. The Ninth Amendment also provides that “Hungary protects the institution of marriage as the association between a man and a woman and the family as the basis for the survival of the nation. The foundation of the family is marriage and the parent-child relationship. The mother is a woman, the father is a man.” Additionally, the Ninth Amendment defined public money as the revenues, expenditures and claims of the state.

On May 3, 2022, Judit Varga, the Acting Minister of Justice, submitted to Parliament a proposed tenth amendment to the New Constitution. The tenth amendment would allow the Government to declare a state of danger in the event of a war, armed conflict or humanitarian disaster in a neighboring country.

On May 24, 2022, Parliament adopted the tenth amendment to the New Constitution (“Tenth Amendment”). The legislation was passed with 136 votes in favor and 36 votes against. The Tenth Amendment grants the Government the power to declare a state of emergency in the case of an armed conflict, war, or humanitarian disaster in a neighboring country. Parliament also adopted changes to the law on disaster management and related legislation. Pursuant to the changes, the Government could suspend some laws or deviate from their stipulations to ensure the security of residents, their assets and the stability of the national economy during a state of danger declared due to war in a neighboring country. Under the new legislation, the Constitutional Court, if requested, must review the government's measures taken in a state of danger.

On July 19, 2022, Parliament adopted the eleventh amendment to the New Constitution (“Eleventh Amendment”). The Eleventh Amendment adjusts the timing of local elections in Hungary so that they fall on the same day as European parliamentary elections.

President

The President of Hungary is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from among the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may be re-elected only once. The President’s authority is limited. Most actions taken by the President require the countersignature of the Prime Minister or another minister. Since January 1, 2012, the main powers of the President include:

•	representing the nation as head of state;

•	express consent of the binding force of international treaties and agreements with prior authorization given by Parliament[1];

•	attending and addressing any session of Parliament;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.

On May 2, 2012, Parliament elected Mr. János Áder as President, and he took office on May 10, 2012. Mr. Áder was reelected on March 13, 2017. On March 10, 2022, Parliament elected Ms. Katalin Novák as President of Hungary, and she took office on May 10, 2022. The next presidential election is expected to be held in 2027.

Government

The Government consists of the Prime Minister and other ministers forming the Cabinet (currently fourteen ministers, including one deputy prime minister). The Government is charged with the executive function of Hungary and with proposing legislation to Parliament. The Prime Minister and the Government’s program is approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of Hungary and elected by Parliament to serve for four years. If the Prime Minister loses his or her office for any reason, such as resignation, death or removal through a no-confidence vote, and the Government therefore loses its mandate, a new Prime Minister would be elected by Parliament with a mandate that expires after the next general election. The other ministers in the Cabinet are nominated by the Prime Minister and appointed and removed by the President. There is one deputy prime minister nominated by the Prime Minister, who would replace the Prime Minister if he or she loses office by reason of death, loss of voting right or conflict of interest until the new Prime Minister is elected. On May 24, 2022, the current Government was formally inaugurated. In the current governmental structure, the Minister of Finance is responsible for public finances.

Parliament

The single-chamber Hungarian Parliament is the country’s supreme legislative body. Parliament elects the President, the Prime Minister, the members and President of the Constitutional Court, the President of the State Audit Office, the President of the Supreme Court (the Curia), the President of the Supreme Court of Administration and the Attorney General. See “Recent Political Developments.”

Members of Parliament are elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally divide a fixed number of seats). Hungary last held Parliamentary elections in April 2022. The next Parliamentary elections are scheduled to be held in 2026. See “Recent Parliamentary Elections.”

On April 16, 2012, Parliament adopted the Act on Parliament, which changed the operation of Parliament, the rules of Parliamentary Members’ remuneration and the rules regarding conflicts of interest.

1 Until December 31, 2011, the President was entitled to conclude international treaties and agreements on behalf of Hungary; however, agreements that were legislative in character still required the prior consent of Parliament.

On April 8, 2013, Parliament adopted the Election Procedures Act, which eliminated pre-registration rules that had been ruled unconstitutional. In accordance with a decision of the Constitutional Court, Hungarian residents may participate in elections without prior registration, and non-resident citizens may apply to vote via mail, internet customer portal, or the official elections website; as a result, these citizens were able to enter the electoral roll as of August 1, 2013. The new Election Procedures Act eliminated certain restrictions on political advertising and the prohibition of the publication of poll numbers on and before the election day. The parliamentary elections in 2014, 2018 and 2022 were governed by this new Act.

In April 2014, April 2018 and April 2022, pursuant to the Act on the Elections of Members of Parliament of Hungary, the 199 Members of Parliament were elected by general, equal, secret and direct ballot. The system is a mixed and single-round election system.

Judiciary

The Hungarian judiciary consists of the Curia (prior to January 1, 2012, known as the Supreme Court), the county tribunals (prior to January 1, 2012, known as the county courts), the Metropolitan Tribunal of Budapest (prior to January 1, 2012, known as the Metropolitan Court of Budapest), the district courts (prior to January 1, 2013, known as the local courts) and the labor courts. Legislation may provide for special courts to be convened for certain types of cases. Five Courts of Appeal located in Budapest, Pécs, Szeged, Debrecen and Győr have regional jurisdiction. The Curia sets guidelines for the judicial process of every court. Resolutions concerning uniformity are binding on all courts. Judges are independent and are subordinate only to the law. District courts have original jurisdiction. The Courts of Appeal, the county tribunals and the Metropolitan Tribunal of Budapest have both original and appellate jurisdiction. The President of Hungary nominates, and Parliament elects, the President of the Curia. The President of the Curia nominates, and the President of Hungary appoints, the Vice-Presidents of the Curia. The President of Hungary also appoints and removes professional (non-arbitration) judges. The President of Hungary may only remove professional judges by following certain procedures prescribed by law.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul those provisions of a law or legal measure requested to be reviewed that it determines to be unconstitutional, unless other provisions that were not requested to be reviewed are closely connected to the provisions to be reviewed. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. The New Constitution includes changes to the main responsibilities of the Constitutional Court, entitling the Constitutional Court to annul a legal rule or a single judgment or to apply other specific legal consequences set forth by Cardinal Act only if such legal rule or judgment is contrary to the Constitution or an international agreement of Hungary. The New Constitution also increases the number of members on the Constitutional Court to 15 and the term of their mandates to 12 years. Members and the President of the Constitutional Court are elected by a two-thirds majority of the Members of Parliament, and Members of the Constitutional Court may not be re-elected. In June 2011, Parliament elected five new members of the Constitutional Court, who filled their positions on September 1, 2011.

Legislation facilitating and regulating the market economy is relatively new in Hungary. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or other arbitration forums.

On February 11, 2013, Parliament adopted the Act on the New Civil Code (the “New Civil Code”), which went into effect on March 15, 2014. The New Civil Code abolished Act No. 4 of 1959 on the Civil Code (the “Old Civil Code”) and introduced major changes to the Old Civil Code, such as broadening its scope to include family law and company law, which previously were regulated by separate Acts. Furthermore, some new types of contracts are specified and regulated by the New Civil Code, such as intermediary (agency) contracts, trust asset management contracts, distribution contracts, franchise contracts, factoring contracts and financial lease contracts.

Several transitional provisions govern legal relationships under the Old Civil Code. For example, any legal fact or legal relationship arising or declared after March 15, 2014 (the “Effective Date”) is governed by the New Civil Code. However, for contracts and other engagements concluded before the Effective Date, the Old Civil Code continues to govern any legal fact or legal relationship arising or declared under such contracts or engagements, including those that take place after the Effective Date.

As of the Effective Date, several other Acts took effect in accordance with new institutions introduced by the New Civil Code, including the Act on Asset Managers of Trusts and Rules of Their Activities, an Act that regulates collective investment forms and their managers and an Act that governs registration of collateral or security interests.

On November 22, 2016, Parliament adopted the Act on the New Code of Civil Procedure, which went into effect on January 1, 2018. The New Code of Civil Procedure sought to modernize and professionalize litigation. Accordingly, the New Code of Civil Procedure introduces mandatory legal representation, except in some cases tried before local courts where litigants without legal representation will be aided by the use of standard forms and templates and more active judges. To promote the timely resolution of disputes and prevent parties from unduly delaying proceedings, the New Code of Civil Procedure introduces a “split” litigation structure, consisting of (i) the pre-trial phase and (ii) the trial on the merits. This structure is inspired by Roman law, where civil proceedings were conducted in two parts (“in iure” and “apud iudicem”).

Parliamentary Commissioners

On July 11, 2011, Parliament adopted the Act on the Commissioner for Fundamental Rights in compliance with the New Constitution. The Commissioner for Fundamental Rights and his two deputies replaced the former system, in which four Parliamentary Commissioners were primarily tasked with defending the public’s rights vis-à-vis the public administration. The Commissioner and his deputies are not Members of Parliament and are elected by a two-thirds majority of the Members of Parliament for a term of six years. One of the deputies is responsible for safeguarding the constitutional rights and interests of future generations, while the other deputy is responsible for safeguarding the rights of minorities living in Hungary. The Commissioner for Fundamental Rights has broader responsibility than the former Parliamentary Commissioners and may conduct special proceedings against organizations that are not public bodies (e.g., companies, banks, and social organizations) upon a complaint that such organization seriously violates a fundamental right of a large number of natural persons.

On July 11, 2011, Parliament also adopted the Act on Informational Self-Determination and Freedom of Information. Pursuant to this Act, a new independent authority was established on January 1, 2012: the National Agency for Data Protection and Freedom of Information, which replaced the Data Protection Commissioner’s Office. This Agency is responsible for supervision and facilitation of the enforcement of data protection rights and freedom of information in Hungary, including maintenance of the Data Protection Register and provision of opinions on related legislative proposals and categories of official secrets.

Local Government

Hungary is divided into administrative units, which include the capital (Budapest), counties, cities, towns and villages. Local governments are autonomous, manage local affairs democratically and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected to five-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held on October 13, 2019. The next local government elections are expected to take place in 2024. See “Local Government Elections.”

On December 19, 2011, the Act on Local Governments of Hungary was adopted by Parliament. Under this Act, which took effect on January 1, 2012, the Government is entitled to supervise local governments through the metropolitan and county government agencies in order to control their lawful operation. The Act introduced certain restrictions relating to debt management of local governments – such as the conclusion of credit or loan agreements and issuance of local government bonds – and required that each such funding transaction be approved by the Government. The annual incurrence of debt by local governments is limited to 50% of the revenues of the local government. Such rules of local government debt management have been applicable since the planning and implementation of local government budgets for calendar year 2013.

Recent Parliamentary Elections

Hungary held Parliamentary elections in April 2022. Nominees of the following parties won seats: the electoral partnership pairing Fidesz-Hungarian Civic Union ("Fidesz") and the Christian Democrats People's Party ("CDPP"), Mi Hazánk Mozgalom ("Mi Hazánk"), the electoral partnership of Democratic Coalition ("DK"), Jobbik – Movement for a Better Hungary ("Jobbik"), LMP – Politics Can Be Different ("LMP"), Momentum ("Momentum"), Hungarian Socialist Party ("HSP") and Párbeszéd ("Párbeszéd"). In addition, one representative of Country Self-Governance of Germans in Hungary (Landesselbsverwaltung der Ungarndeutschen – "LdU") was elected. Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees.

The following table sets forth the results of the 2022 Parliamentary elections as published by the Hungarian National Election Office (the "NEO"):

Table 5: Results of 2022 Parliamentary Elections

	Number of seats	Share of seats
		(%)
Fidesz - CDPP	135	67.8
DK – Jobbik – LMP – HSP – Momentum – Párbeszéd	57	28.6
Mi Hazánk	6	3.0
Independent Representatives	1	0.5
Total	199	100.00

Source: NEO

Fidesz-CDPP obtained a majority of the Parliamentary seats in the 2022 elections. Fidesz-CDPP formed a government with a total of 135 of the 199 Parliamentary seats. Mr. Viktor Orbán was proposed by the President of Hungary and was re-elected by Parliament to serve as the Prime Minister.

The following tables show the composition of Parliament as of the dates indicated:

Table 6: Composition of Parliament as of December 31, 2021

	Number of seats	Share of seats
		(%)
Fidesz	116	58.3
CDPP	17	8.5
Jobbik	17	8.5
HSP	15	7.5
DK	9	4.5
LMP	6	3.0
Párbeszéd	5	2.5
LdU	1	0.5
Independent Representatives	13	6.5
Total	199	100.00

 Source: Parliament of Hungary

Table 7: Composition of Parliament as of September 21, 2022

	Number of seats		Share of seats
			(%)
Fidesz	117		59.4
CDPP	18		9.1
Jobbik	7		3.6
HSP	10		5.1
DK	15		7.6
LMP	5		2.5
Mi Hazánk	6		3.0
Momentum	10		5.1
Párbeszéd	6		3.0
LdU	1		0.5
Independent Representatives	2		1.0
Total	197	(1)	100.00

 Source: Parliament of Hungary

 Notes:

(1)	On September 19, 2022, two members of Parliament, Hajnalka Szabó and Noémi Végh resigned their mandates.

Recent Political Developments

 On May 24, 2022, the Government declared a state of danger in relation to the armed conflict in Ukraine, a neighboring country. The state of danger is in effect from May 25, 2022 until further notice and provides for the Prime Minister to prevent and remedy negative consequences caused by the war in Ukraine. According to the Government, the war in Ukraine presents a constant danger to Hungary, including physical safety, energy supplies and financial security. The state of danger, similarly to that introduced during the COVID-19 pandemic, will allow the Government to take necessary measures in a timely manner in order to efficiently protect Hungary.

COVID-19

In response to the COVID-19 outbreak, the Government, pursuant to the powers vested in it under Article 53 of the New Constitution, introduced a special legal order in Hungary by declaring a state of danger with effect from March 11, 2020, for an indefinite period (i.e. until further notice), appointing the Hungarian Prime Minister as responsible for preventing and mitigating the negative consequences caused by the COVID-19 pandemic. Pursuant to the New Constitution of Hungary, during a state of danger, the Government is entitled to suspend the application of certain laws or derogate from the provisions of certain laws by adopting executive decrees, and may take other extraordinary measures in accordance with, and subject to the limitations stipulated in, Act CXXVIII of 2011 on Disaster Management. The Government may terminate the state of danger when the circumstances giving rise to its declaration no longer apply.

As part of the Government's efforts to protect the safety and health of people in Hungary, the Government proposed, and on March 30, 2020, Parliament approved a new law (Act XII of 2020 on Protecting against the Coronavirus) (the “Authorization Act”). The Authorization Act became effective on March 31, 2020.

The Authorization Act extends the rights of the Government in order to “guarantee for Hungarian citizens the safety of life and health, personal safety, the safety of assets and legal certainty as well as the stability of the national economy”. The measures taken by the Government must be necessary and proportionate and aimed at preventing, managing, and eliminating the human epidemic or for preventing and mitigating its harmful effects. The Government must inform Parliament or, in the absence thereof, the speaker and the heads of the parliamentary groupings of the measures taken.

The Authorization Act extends the term of executive decrees adopted by the Government during the state of danger. According to the New Constitution, executive decrees will cease to be effective within 15 days, except where the Government extends their term with the authorization of Parliament. Under the Authorization Act, Parliament has authorized the Government to extend the term of the executive decrees through the duration of the state of danger; however, such authorization may be withdrawn at any time. Executive decrees adopted during the state of danger become ineffective upon the termination of the state of danger.

The New Constitution guarantees that the democratic functioning of Hungary may not be suspended during a state of danger, the New Constitution may not be suspended or terminated and the special legal order may not affect the operation of the Constitutional Court. However, certain fundamental rights (except for the right to life and human dignity, right to integrity and right to fair trial) may be suspended or restricted. The Authorization Act introduced some further limitations, suspending any dissolution of municipal councils, and preventing midterm elections, national or local referenda from being held during the state of danger.

On March 31, 2020, the Government issued Government Decree No. 74/2020 on special rules in civil and administrative procedures. Litigation will continue notwithstanding the state of danger and courts will hold hearings by videoconference or other technological means. These rules are applicable to all pending and newly initiated litigation from March 31, 2020 until the end of the state of danger.

On April 23, 2020, the Government announced that the restrictive regulations imposed due to the COVID-19 pandemic would remain in force until May 3, 2020.

On May 4, 2020, the Government announced that new rules would take effect in the country except for in Budapest and Pest County. In Budapest and Pest County, the restrictions on movement imposed due to the COVID-19 pandemic would remain in effect. In other counties, shops, the gardens and terraces of restaurants, outdoor bathing facilities, outdoor museums and zoos are allowed to open without restrictions. Subsequently, on May 18, 2020, the regulations regarding Budapest and Pest County were amended to be in line with the regulations applicable in the rest of the country.

On June 16, 2020, the Parliament adopted a law providing for the termination of the state of danger (Act LVII. of 2020) declared due to COVID-19 pandemic. On June 18, 2020, pursuant to Act LVII, the state of danger was terminated.

Upon termination of the state of danger as from June 18, 2020, the provisions of certain executive decrees adopted by the Government during the state of danger ceased to be effective pursuant to the Fundamental Laws of Hungary. Most provisions of those executive decrees, however, were re-adopted by the Parliament and were incorporated into a new law following the termination of the state of danger (Act LVIII of 2020 on the Transition Period and Measures following the Termination of the State of Danger; “Act on Transition Period”), including (i) reporting (and ministerial acknowledgment) requirements regarding certain foreign investments relating to strategic companies and (ii) the payment moratorium introduced until December 31, 2020 for principal, interest and fees under credit facilities, loans and financial leasing.

With effect from November 4, 2020, as a response to the second wave of COVID-19 pandemic, the Government re-instated the state of danger and introduced further restrictions:

•	Beginning on November 4, 2020, a curfew was introduced between midnight and 5 a.m., applicable to all except for those commuting to work. Stricter rules for physical distancing were introduced, including closing of dance and music clubs. Everyone over the age of six was required to wear face masks covering their mouth and nose in public transport and all public places and institutions.

•	On November 10, 2020, the Government announced an extension of the curfew which was in force between 8 p.m. and 5 a.m. each day and restricted the opening hours of shops and other businesses. The measures were planned to be imposed for 30 days. All gatherings were prohibited and restaurants were closed except for home deliveries. Shops were required to close at 7 p.m. No more than ten people were allowed to gather at private events or family gatherings, and sporting events were required to be held behind closed doors. Universities and secondary schools above the eighth grade returned to digital education, while facilities for children under the age of 14 remained open.

Having regard to the second wave of the COVID-19 pandemic and the re-instated state of danger, Parliament approved a further law (Act CIX of 2020 on the Protection against the Second Wave of the Coronavirus) (the “Second Authorization Act”), effective between November 11, 2020 and February 7, 2021, extending the terms of the executive decrees adopted by the Government during the reinstated state of danger for a definite period of 90 days. However, under the Second Authorization Act, Parliament also authorized the Government to further extend the terms of such executive decrees (which authorization could be withdrawn at any time).

On December 26, 2020, COVID-19 vaccination started in Hungary with the vaccination of health care workers.

As part of the Government's efforts to protect the safety and health of Hungarian citizens, Parliament approved a new law (Act I of 2021 on Protecting against the Coronavirus Pandemic) (the "Coronavirus Act"). The Coronavirus Act became effective on February 22, 2021. The Coronavirus Act provided for the further extension of the executive decrees adopted by the Government during the state of danger. As long as the state of danger continued, the Government had the power to introduce new laws and/or amendments by executive decrees. Executive decrees adopted during the state of danger became ineffective upon the termination of the state of danger.

As of April 7, 2021, Hungary began gradually lifting protective measures and allowing the reopening of shops and services as the number of vaccinated people reached 2.5 million.

Further restrictions were lifted on April 24, 2021 as the number of vaccinated people reached 3.5 million Terraces of bars and restaurants were allowed to remain open until 9:30 p.m. and the curfew was moved to start at 11:00 p.m.

More restrictions were lifted on May 1, 2021 as the number of vaccinated people reached 4 million: immunity certificate holders were able to visit theaters, cinemas, gyms, swimming pools, zoos, museums, libraries and sports events, hotels and the indoor premises of restaurants could welcome guests who have been vaccinated or recovered from COVID-19, obligatory, universal mask-wearing remained in place and there had to be only one customer per 10 m2 in shops, shops could reopen between 5:00 a.m. and 9:30 p.m., hairdressers and cosmeticians could reopen, and public areas and parks reopened.

On May 23, 2021 the majority of restrictions were lifted as the number of vaccinated people reached 5 million: the curfew and obligatory mask-wearing outdoors were abolished, restrictions on the business hours of shops and restaurants were lifted, outdoor individual and team sports were allowed, family events and weddings could be organized for up to 50 and 200 people, respectively (family events, if held in a hotel or restaurant, had to be in a separate area), indoor and music/dance events could be attended only with a certificate of immunity, outdoor events could be organized for up to 500 people, and vaccinated citizens between ages 16 and 18 could visit indoor venues without an accompanying adult.

On June 24, 2021, border control for entry into countries that are members of the Schengen system was lifted. Persons can enter Hungary without restrictions at the land and water border crossing points of six neighboring countries, including Austria, Slovakia, Romania, Serbia, Croatia, and Slovenia.

On July 3, 2021 the number of vaccinated people reached 5.5 million and the government eased certain protective measures. As the number of vaccinations reached 5.5 million, masks are no longer required indoors and people are allowed to go to hotels, restaurants, baths and water parks without an immunity certificate. However, masks will remain mandatory in the healthcare sector. The use of immunity certificates will be maintained for large events, such as sports events, concerts, festivals and night clubs.

In November 2021, due to rising COVID-19 cases, the Government reinstated the requirement for masks to be worn in enclosed spaces, including shops, malls, museums, theaters, cinemas and public transport.

On March 7, 2022, the Government lifted the majority of its COVID-19 protective health measures, including the requirement to wear masks. The Government maintained the state of danger and the special mandate of the Government in effect until June 1, 2022, when it expired.

As of May 5, 2022, Hungary had administered 16,083,906 doses of COVID-19 vaccines to its population, with 63.1% of the total Hungarian population, and 71.3% of the Hungarian population over 18 years of age, having been fully vaccinated.

During the year ended December 31, 2020, the Government implemented multiple measures aimed at alleviating the economic impact of the COVID-19 pandemic which totaled approximately HUF13,970 billion. The measures were divided in seven main action areas including (1) job protection, job creation and training support (HUF219 billion); (2) expenses of the fund used to contain the COVID-19 pandemic (the "Epidemic Protection Fund") (HUF1,027 billion); (3) taxation benefits, family and other support (HUF490 billion); (4) total cost of capital, guarantee and loan programs (HUF2,103 billion); (5) Funding for Growth Scheme Go! (HUF2,500 billion); (6) payment moratorium (HUF3,600 billion); and (7) expenses of the Economy Protection Fund (HUF4,031 billion).

During the year ended December 31, 2021, the Government implemented multiple measures aimed at alleviating the economic impact of the COVID-19 pandemic which totaled approximately HUF4,088 billion. The measures were divided in five main action areas including (1) job protection, job creation and training support (HUF101 billion); (2) expenses of the Epidemic Protection Fund (HUF420 billion); (3) taxation benefits, family and other support (HUF1,100 billion); (4) Funding for Growth Scheme Go! (HUF500 billion); and (5) expenses of the Economy Protection Fund (HUF1,967 billion).

The Government's economic measures to alleviate the impact of the COVID-19 pandemic during 2020 and 2021 totaled approximately HUF18,058 billion (36.3% of GDP). The measures were divided in seven main action areas including (1) job protection, job creation and training support (HUF320 billion, equaling 0.6% of GDP); (2) expenses of the Epidemic Protection Fund (HUF1,447 billion, equaling 2.9% of GDP); (3) taxation benefits, family and other support (HUF1,590 billion, equaling 3.0% of GDP); (4) total cost of capital, guarantee and loan programs (HUF2,103 billion, equaling 4.4% of GDP); (5) Funding for Growth Scheme Go! (HUF3,000 billion, equaling 6.1% of GDP); (6) payment moratorium (HUF3,600 billion, equaling 7.5% of GDP); and (7) expenses of the Economy Protection Fund (HUF5,998 billion, equaling 11.9% of GDP).

Local Government Elections

In localities with more than 10,000 inhabitants and in each district of Budapest, local representatives obtain seats in a mixed election system: in an individual constituency and from a compensatory list. Each voter may vote for only one individual constituency candidate. Each compensatory list is allocated a seat in proportion to the fragmentary votes received.

The most recent local government election was held in October 2019. The Budapest Assembly, formed in October 2019, included the Lord Mayor, 23 district mayors and nine members elected from the Budapest compensatory list. Mr. Gergely Karácsony, who was supported by DK, HSP, LMP, Momentum and Párbeszéd, became Lord Mayor of Budapest upon receiving a plurality of the votes (50.9% of all votes). Of the 23 seats for district mayors of Budapest, Fidesz-CDPP candidates won seven positions; candidates of DK, HSP, LMP, Momentum and Párbeszéd won 14 positions; and independent representatives won two positions. Of the nine seats from the compensatory list, Fidesz-CDPP gained six mandates and DK, HSP, LMP, Momentum and Párbeszéd gained three mandates.

The following table sets forth the composition of the Budapest Assembly following the October 2019 local government elections:

Table 8: Composition of Budapest Assembly (October 2019 results)

	District Mayors and Lord Mayor	Compensatory List	Total
Fidesz-CDPP	7	6	13
DK, HSP, LMP, Momentum and Párbeszéd	15	3	18
Independent representatives	2	0	2
Total	24	9	33

 Source: NEO

There are 23 mayors of local capital cities in Hungary: 11 mayors were supported by Fidesz-CDPP, one mayor was supported by Fidesz, four mayors were backed by DK, HSP, LMP, Momentum and Párbeszéd and seven mayors were backed by other organizations.

There are 19 counties in Hungary. Fidesz-CDPP obtained at least a simple majority in every county assembly. The total number of representatives in the 19 county assemblies amounts to 381. The total number of representatives supported by Fidesz-CDPP is 245.

The next local government elections are scheduled to be held in late 2024.

European Parliament Elections

The first elections of Hungarian members to the European Parliament were held on June 13, 2004, and the fourth and most recent elections of Hungarian members to the European Parliament were held on May 26, 2019. The following table shows the political affiliations of the Hungarian members of the European Parliament after the fourth elections:

Table 9: Seats in European Parliament of Hungarian Political Parties

Seat
Fidesz-CDPP	13
Democratic Coalition	4
Momentum	2
HSP - Párbeszéd	1
Jobbik	1

Source: European Parliament

International Relations

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies, such as UNESCO, FAO, UNIDO, WHO and WTO (as defined below). In 1996, Hungary became a member of the Organization for Economic Co-operation and Development (the “OECD”), which was a decisive step towards integrating with developed nations and obtaining full EU membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-operation in Europe, the IMF, the Council of Europe, the International Finance Corporation (“IFC”), the International Development Agency (“IDA”), the Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, whose membership also consists of Austria, Croatia, the Czech Republic, Italy, Poland, Slovakia and Slovenia. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-operation in Europe (formerly referred to as the Conference on Security and Co-operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

Hungary joined the EU on May 1, 2004. After the EU parliamentary elections in 2019, Hungary delegated 21 representatives to the European Parliament. In July 2019, Lívia Járóka (Fidesz-CDPP) and Klára Dobrev (DK) became vice-presidents of the European Parliament.

By entering the EU, Hungary also became a member of the European Investment Bank.

Hungary plans to become a member of the European Monetary Union in accordance with the Maastricht Treaty. For information about Hungary’s strategy with respect to participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance—Medium—Term Fiscal Program and the Convergence Program.”

Hungary is entitled to designate one member to the European Commission. The current Hungarian designee to the European Commission is Mr. Olivér Várhelyi, who assumed the position of Commissioner for Neighborhood and Enlargement on December 1, 2019.

Alongside the development of key areas of the economy, Hungary has implemented and intends to continue implementing development programs and structural reforms to accelerate the convergence process with the EU. The financial flows between Hungary and the EU from 2015 to 2019 are discussed under “Public Finance—EU Net Position.”

European Commission Proceedings

On April 26, 2017, the European Commission (the “Commission”) launched an infringement procedure against Hungary over amendments to the higher education law approved by the Hungarian Parliament in early April. Those amendments required foreign colleges and universities to operate in Hungary on the basis of an intergovernmental agreement with, and to have a main campus in, the foreign country in which they are founded. The Commission’s concerns were that the regulation did not comply with the freedom to provide services and the freedom of establishment, and that it was against the right of academic freedom. On December 7, 2017, the Commission decided to refer Hungary to the Court of Justice of the European Union (the “ECJ”). The judgement was delivered on October 6, 2020, in which the ECJ concluded that Hungary infringed Article XVII of the General Agreement on Trade in Services - namely that foreign and domestic service providers must be treated equally. According to the judgement, the legislation in question breached the provisions of the Charter of Fundamental Rights of the European Union relating to freedom of academic life, freedom of establishment of higher education institutions and freedom to conduct a business as well. To comply with the judgment, the Higher Education Act was amended in the summer of 2021.

On June 14, 2017, the Commission announced an infringement procedure against Hungary (as well as the Czech Republic and Poland) for non-compliance with its obligations under the 2015 Council Decisions on relocation, in which Member States committed to relocate persons in need of international protection from Italy and Greece. Hungary had not taken any action (not made pledges and not relocated any person) under the relocation scheme. On December 7, 2017, the Commission referred Hungary (as well as the Czech Republic and Poland) to the ECJ for non-compliance with their legal obligations on relocation. The hearing took place on May 15, 2019, and on April 2, 2020, the ECJ delivered its decision, declaring that, by failing to indicate an appropriate number of applicants for international protection at regular intervals who could be relocated swiftly to their respective territories and by consequently failing to implement their subsequent relocation obligations, Hungary (as well as the Czech Republic and Poland) had failed to fulfill its obligations under European Union law. Because the obligations under the 2015 Council Decisions on relocation expired on September 26, 2017, the judgment does not require enforcement nor additional legislation.

On July 13, 2017, the Commission launched an infringement procedure against Hungary for the new law on foreign funded non-governmental organizations adopted by the Hungarian Parliament on June 13, 2017 (the “NGO Law”). The NGO Law introduced new obligations for certain categories of non-governmental organizations (“NGOs”) receiving annual foreign funding above HUF7.2 million (approx. EUR23,000): to register and label themselves in all their publications, websites and press material as “organizations supported from abroad”, and to report specific information about the funding they receive from abroad to the Hungarian authorities. These organizations faced sanctions if they failed to comply with the reporting and transparency obligations. The Commission concluded that these rules breached EU law, in particular the right of freedom of association, the free movement of capital and the right to protection of private life and of personal data. On December 7, 2017, the Commission referred Hungary to the ECJ in connection with its NGO Law.  The Hungarian Government stressed the legitimate aim of the legislation, which was the transparency of foreign donations and organizations funded from abroad, as well as the proportionality of the measures. In its judgment of June 18, 2020, the ECJ agreed with the Commission’s claims and found that the Hungarian legislation unduly restricted the free movement of capital, while some provisions of the new law also amounted to an unjustified interference with several fundamental rights protected in the Charter of Fundamental Rights of the European Union. To comply with the judgment, the Hungarian Government repealed the law and developed a new regulatory concept. The Commission has taken note of the adoption of Act XLIX of 2021 on the Transparency of NGOs engaged in activities that may influence public life and will continue to monitor its implementation.

On September 6, 2017, the ECJ dismissed the actions brought by Slovakia and Hungary against the European Council seeking to avoid accepting refugees under an EU-wide plan to relocate 160,000 refugees from Greece and Italy over two years. Hungary and Slovakia were seeking to have the plan annulled.

On July 18, 2018, the Commission referred Hungary to the ECJ with respect to the non-compliance of Hungary’s asylum and return legislation with EU law. The ECJ delivered its judgment in case C-808/18 on the December 17, 2020 in which it declared that Hungary has failed to fulfil its obligations under EU law in the area of procedures for granting international protection and returning illegally staying third-country nationals. In particular it held that restricting access to the international protection procedure, unlawfully detaining applicants for that protection in transit zones and moving illegally staying third-country nationals to a border area, without observing the guarantees surrounding a return procedure, constitute infringements of EU law.

On July 25, 2019, the Commission referred Hungary to the ECJ with respect to the non-compliance of its asylum and return legislation with EU law. The ECJ delivered its judgment (case (C-821/19) on November 16, 2021 in which the ECJ ruled that Hungary infringed EU law by imposing criminal penalties on organizing activities in relation to the initiation of a procedure for international protection by persons not fulfilling the national criteria for granting that protection, because criminalizing such activities impinges on the exercise of the rights safeguarded by the EU legislature in respect of the assistance of applicants for international protection.

In June 2021, the Commission launched an infringement procedure against Hungary due to concerns regarding the Hungarian Media Council's decision to reject Klubradio's application for the use of radio spectrum. The Commission believes that Hungary is in breach of EU law by applying disproportionate and non-transparent conditions to the renewal of Klubradio's rights to use radio spectrum. In July 2022, the Commission referred Hungary to the ECJ regarding this matter.

On December 22, 2021, the Commission referred Hungary to the ECJ (case C-823/21) with respect to the asylum procedure provisions in Act LVIII of 2020. According to the Act, third-country nationals may submit an application for asylum if they have an entry permit previously issued by the Hungarian Embassy in neighboring non-EU countries. The legislation was introduced due to the consequences of the COVID-19 pandemic as a protected entry system for the duration of the state of emergency. The case before the ECJ is still pending.

In June 2021, the Hungarian Parliament adopted the Child Protection Act which introduced several amendments to certain acts in order to ensure that children do not encounter sensitive contents which are not appropriate to their age. In July 2021, the Commission launched an infringement procedure claiming that the Child Protection Act was in breach of EU law because it infringed upon the free movement of services, and it breached the Audiovisual Media Services Directive, the E-commerce Directive, the Directive on Information Society services, and several EU Charter rights. The Hungarian Government believes that the subject matter regulated by the Child Protection Act falls exclusively within national competence, and neither the EU nor any other bodies may dictate how Hungarian parents should raise their children in Hungary on the basis of the Treaties and the Charter of Fundamental Rights. In accordance with Article 14 of the Charter of Fundamental Rights, Hungary ensures that parents can decide how to raise their own children, no one can force children to receive sexual education or to view harmful content that is inappropriate for their age without parental consent . The Government guarantees the rights of religious, ethnic, sexual and any other minorities, the Hungarian Fundamental Law strictly prohibits and Hungarian laws severely punish the exclusion and discrimination of minorities. The Commission referred the case to the ECJ in July 2022.

In July 2022, the Commission launched an infringement procedure against Hungary for imposing different fuel prices for vehicles with a foreign number plate and vehicles with Hungarian number plates, resulting in potential non-compliance with EU law provisions on the free movement of goods and services including transport services, the freedom of establishment, the free movement of citizens and workers, the principle of non-discrimination as well as rules on notifications under the Single Market Transparency Directive. Hungary is to reply by September 2022.

Hungary introduced a prior notification scheme for cereal exports which allows the Government to pre-empt the sale or to purchase the cereals to be exported, before the export takes place. The Commission examined the scheme as regards its compliance with EU rules on the common organisation of markets and on common rules for exports. According to the Commission, the Hungarian scheme cannot be justified by the pursuit at national level of special economic objectives to be attained at Union level and there is currently no need for any action pursuing security of supply of cereals within the EU. Hungary is to reply by September 2022.

In 2016, the Commission launched an infringement procedure against Hungary with respect to its compliance with the requirements of the Drinking Water Directive (98/83/EC). The parametric values for boron, fluoride, nitrite and arsenic in drinking water supplied to the population must be in line with those specified in the Directive. After the expiry of a derogation period following Hungary's accession to the EU, the Commission found that Hungary was not complying with the Directive in 66 water supply zones. Hungary put significant measures into place to comply with the Directive, but 13 water supply zones still do not comply with the Drinking Water Directive’s prescribed levels of arsenic and boron. Therefore the Commission issued a reasoned opinion to Hungary in July 2022. Hungary is to reply by September 2022.

Legal Proceedings

On July 22, 2019, the SEC issued an order instituting cease-and-desist proceedings against certain subsidiaries of Microsoft Corporation, including its subsidiary in Hungary, for violations of the books and records and internal accounting controls provisions of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 the Foreign Corrupt Practices Act of 1977 (the “FCPA”). According to the SEC’s order, Microsoft’s subsidiary in Hungary, among others, provided discounts on software licenses to its resellers, distributors and other third parties. Instead of passing on the discounts to Microsoft’s government customers, the discounts were allegedly used to fund improper payments intended for foreign government officials to secure software license sales for Microsoft. On July 22, 2019, the Microsoft entities involved reached a resolution of the matter with the SEC and the U.S. Department of Justice. The Hungarian public prosecution service announced on August 23, 2019, the launch of an investigation into allegations of fraud against certain unidentified parties in connection with certain violations under the Foreign Corrupt Practices Act of 1977. The investigation is still ongoing.

THE ECONOMY

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last thirty years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

(1)	An ambitious privatization program – the vast majority of Hungary’s large state-owned enterprises have been privatized. See “Privatization”;

(2)	A shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade—Foreign Trade”;

(3)	The ratios of gross and net external debt (excluding intercompany loans) to GDP declined in the second half of the 1990s, but rose steadily from 2002 to 2009 before declining until 2019. In 2020, the gross and net external debt to GDP ratios increased to 59.0% and 8.3%, respectively. Meanwhile, the ratio of public sector debt to GDP decreased from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 73.7% in 2021. See “National Debt”;

(4)	GDP grew by 4.3%, 5.4% and 4.6% in 2017, 2018 and 2019, respectively. GDP decreased by 4.5% in 2020, grew by 7.1% in 2021, and increased by 8.2% and by 6.5% in the first and second quarter of 2022, respectively. See “—Recent Economic Performance—Gross Domestic Product”;

(5)	Inflation decreased dramatically from 28.3% at the end of 1995 to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. Price levels dropped by 0.9% in December 2014 mainly as a result of lower energy and food prices and a significant drop in certain public administered prices. Until December 2019, the inflation rate increased gradually to 4.0%, mainly due to increasing food price inflation and indirect tax hikes. The inflation rate decreased to 2.7% in December 2020, but increased to 7.4% in December 2021 and to 15.6% in August 2022, partly due to increasing food and fuel prices. See “Recent Economic Performance—Inflation”;

(6)	Foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR120.1 billion cumulatively, as of the end of the first quarter of 2022. During the first quarter of 2022, the balance of net direct investment amounted to a EUR1,471 million outflow, compared to a EUR113 million inflow during the corresponding period of 2021. See “Balance of Payments and Foreign Trade—Foreign Direct Investment”;

(7)	The general government deficit (according to ESA methodology) as a percentage of GDP amounted to 2.5% in 2017, decreased to 2.1% in 2018, amounted to 2.1% in 2019, increased to 7.8% in 2020 and decreased to 6.8% in 2021; and

(8)	The current account had a surplus from 2010 to 2018 and had a deficit in 2019, 2020 and 2021. The surplus amounted to EUR2,536 million in 2017 and EUR216 million in 2018. The current account had a deficit in the amount of EUR1,018 million in 2019, EUR1,558 million in 2020 and EUR4,884 million in 2021.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

Table 10: Selected Macroeconomic Statistics

	For the year ended December 31,					For the three- month period ended
	2017	2018	2019	2020	2021	March 31, 2022		June 30, 2022
Economic Data(2)
Nominal GDP (HUF billions)	39,281.4	43,392.4	47,530.6	48,276.4	55,256.7	13,647.8		16,332.8
Real GDP (growth in %)	4.3	5.4	4.6	(4.5)	7.1	8.2		6.5
Real exports (growth in %)	6.5	5.0	5.4	(6.8)	10.3	5.2		7.6
Real imports (growth in %)	8.4	7.0	8.2	(4.0)	8.7	8.3		7.3
Rate of unemployment (%)	4.0	3.6	3.3	4.1	4.1	3.7		3.2
Consumer prices (growth in %)	2.4	2.8	3.4	3.3	5.1	8.2	(3)	9.4	(4)
Producer prices (growth in %)	3.3	5.5	2.1	4.2	13.5	23.6	(3)	27.8	(4)
State Budget; Public and External Debt(5)
State budget surplus/(deficit) (HUF billions)	(1,314.5)	(1,202.1)	(1,204.2)	(5,422.5)	(5,063.8)	(2,309.4	)(8)	(2,892.3	)(6)
as a % of GDP	(3.4)	(2.8)	(2.5)	(11.3)	(9.2)	n/a	(1)	n/a	(1)
Total revenues (HUF billions)	17,348.1	18,462.6	20,273.6	20,685.8	21,544.9	7,057.6	(8)	14,424.6	(6)
as a % of GDP	44.2	42.5	42.7	42.8	39.0	n/a	(1)	n/a	(1)
Public debt (HUF billions), unconsolidated	26,746.2	28,688.2	29,682.0	36,684.3	40,697.0	42,333.5		44,280.2
as a % of GDP	68.1	66.1	62.4	76.0	73.7	n/a	(1)	n/a	(1)
External public debt (HUF billions)	5,782.5	5,724.8	5,121.2	7,318.2	8,395.2	8,676.1		10,246.7
as a % of GDP	14.7	13.2	10.8	15.2	15.2	n/a	(1)	n/a	(1)
Balance of Payments Data(7)
Current account (EUR billions)	2.5	0.2	(1.0)	(1.6)	(4.9)	(2.3)		n/a	(1)
Exports (EUR billions)(9)	109.1	113.9	119.4	108.6	125.3	35.4		n/a	(1)
Imports (EUR billions)(9)	100.4	108.1	116.0	105.8	124.1	36.6		n/a	(1)
NBH’s foreign exchange reserves (EUR billions)	23.4	27.4	28.4	33.7	38.4	37.0		37.5

Sources: HCSO, NBH, Ministry of Finance

Notes:

(1)	n/a: Not available.

(2)	Derived from data published by the HCSO.

(3)	Average data for the first three months of the year.

(4)	Average data for the first six months of the year.

(5)	Derived from the government budget as published by the Ministry of Finance, according to the GFS methodology.

(6)	Non-consolidated data excluding local governments, data for the first six months of 2022.

(7)	Derived from data published by the NBH.

(8)	Non-consolidated data excluding local governments, data for the first three months of 2022.

(9)	Including goods and services.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Table 11: Gross Domestic Product

	For the year ended December 31,						For the six months ended June 30,
	2017	2018	2019	2020	2021		2022
Nominal GDP (HUF billions)	39,281.4	43,392.4	47,530.6	48,276.4	55,256.7		29,980.6
Annual real GDP growth rate (%)	4.3	5.4	4.6	(4.5)	7.1		7.3
Per capita GDP (HUF thousands)	4,013.2	4,438.9	4,864.4	4,951.3	5,678.5	(1)	3,094.3	(1)

GDP (USD billions)	143.2	160.6	163.5	156.8	182.2	(2)	87.3	(2)
Per capita GDP (USD)	14,632	16,425	16,736	16,079	18,723	(1)(2)	9,007	(1)(2)

Source: HCSO

Notes:

(1)	Calculated according to population as of the beginning of the corresponding year.

(2)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

The following table shows the sectoral composition of GDP in each of the periods indicated:

Table 12: Sectoral Composition of GDP

	For the year ended December 31,
	2017	2018	2019	2020

	(HUF billions)
Agriculture, forestry and fishing	1,474.5	1,512.6	1,588.7	1,632.1
Industry total	8,473.9	9,027.6	9,475.4	9,555.3
Mining and quarrying	64.8	103.3	147.2	97.8
Manufacturing	7,511.9	8,028.0	8,310.9	8,463.9
Electricity, gas, steam and air conditioning supply	582.3	583.5	688.9	670.3
Water supply; sewerage, waste management and remediation activities	314.9	312.9	328.4	323.2
Construction	1,411.4	1,855.6	2,305.6	2,334.0
Wholesale and retail trade; repair of motor vehicles and motorcycles	3,428.0	3,862.6	4,167.8	4,412.4
Transportation and storage	2,053.2	2,230.9	2,424.9	2,291.6
Accommodation and food service activities	599.9	698.2	786.8	517.7
Information and communication	1,634.9	1,792.8	1,985.7	2,121.9
Financial and insurance activities	1,203.2	1,293.0	1,519.0	1,615.2
Real estate activities	2,999.9	3,437.2	4,014.3	4,211.6
Professional, scientific and technical activities	2,002.0	2,256.1	2,509.4	2,605.2
Administrative and support service activities	1,307.2	1,419.3	1,548.9	1,380.5
Public administration and defense; compulsory social security	2,726.5	2,894.6	3,164.1	3,301.9
Education	1,524.5	1,637.0	1,773.0	1,846.2
Human health and social work activities	1,497.6	1,665.1	1,777.9	1,974.3
Arts, entertainment and recreation	482.8	532.2	590.5	539.7
Other service activities	489.7	521.1	589.2	506.2
Activities of households	6.5	11.9	8.9	9.1
Taxes less subsidies on products	5,965.8	6,744.5	7,300.4	7,421.3
Gross domestic product (at purchasers' prices)	39,281.4	43,392.4	47,530.6	48,276.4

Source: HCSO

The following table shows the sectoral composition of GDP in each of the periods indicated:

Table 13: Sectoral Composition of GDP

	For the year ended December 31,	For the six- month period ended June 30,
	2021(1)	2022(1)
	(HUF billions)
Agriculture, forestry and fishing	1,835.9	679.1
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	11,553.2	6,155.8
Of which: manufacturing	10,273.1	5,535.6
Construction	3,048.7	1,484.4
Services, total	30,501.4	17,015.7
Of which: wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	5,616.7	2,918.5
within it: wholesale and retail trade; repair of motor vehicles and motorcycles	5,016.9	2,527.5
within it: accommodation and food service activities	599.9	391.0
Of which: transportation and storage	2,521.5	1,369.8
Of which: information and communication	2,391.2	1,239.1
Of which: financial and insurance activities	1,758.0	932.7
Of which: real estate activities	4,753.2	2,853.6
Of which: professional, scientific and technical activities; administrative and support service activities	4,323.0	2,368.9
Of which: public administration and defense; compulsory social security; education; human health and social work activities	7,975.7	4,718.7
within it: public administration and defense; compulsory social security	3,602.1	2,243.1
within it: education	2,018.9	1,152.7
within it: human health and social work activities	2,354.8	1,322.8
Of which: arts, entertainment and recreation, repair of household goods and other services	1,161.9	614.4
Taxes less subsidies on products	8,317.5	4,645.6
Gross domestic product, total (at purchaser's prices)	55,256.7	29,980.6

Source: HCSO

Notes:

(1)	Preliminary data. The sectoral breakdown of preliminary data differs slightly relative to the sectoral breakdown of final data.

The following table shows GDP expenditures at current prices in each of the periods indicated:

Table 14: Composition of GDP by Expenditure

	For the year ended December 31,					For the six months ended June 30,
	2017	2018	2019	2020	2021(1)	2022(1)

	(HUF billions)
Household final consumption expenditure	18,945.5	20,512.5	22,552.9	22,928.3	25,493.8	15,004.4
Social transfers in kind from government	3,818.3	4,040.3	4,306.1	4,711.3	5,218.1	2,893.3
Social transfers in kind from NPISHs(2)	735.1	860.6	914.8	1,021.7	1,122.7	612.3
Actual final consumption of households	23,498.9	25,413.4	27,773.8	28,661.3	31,834.6	18,510.0
Actual final consumption of government	4,112.4	4,502.8	5,123.2	5,424.1	6,094.7	3,521.5
Actual final consumption, total	27,611.3	29,916.2	32,897.0	34,085.3	37,929.2	22,031.5
Gross fixed capital formation	8,698.6	10,729.9	12,873.3	12,856.8	14,986.6	8,050.8
Changes in inventories	305.0	832.8	581.0	233.6	1,866.4	678.9
Acquisitions less disposals of valuables	70.1	69.5	78.7	96.6	54.9	25.7
Gross capital formation, total	9,073.7	11,632.2	13,533.0	13,187.0	16,907.9	8,755.4
Domestic use, total	36,685.1	41,548.4	46,430.0	47,272.3	54,837.1	30,786.9
Exports
Goods	26,379.8	28,233.9	30,103.8	31,164.0	37,035.6	22,651.2
Services	7,364.9	8,104.8	8,764.8	6,978.5	7,906.3	4,692.4
Total	33,744.7	36,338.7	38,868.6	38,142.5	44,941.8	24,343.6
Imports
Goods	25,930.5	28,969.4	31,310.0	31,581.1	38,397.5	24,599.1
Services	5,217.9	5,525.3	6,457.9	5,557.4	6,124.8	3,550.9
Total	31,148.4	34,494.7	37,768.0	37,138.5	44,522.3	28,150.0
Balance
Goods	449.4	(735.6)	(1,206.3)	(417.1)	(1,361.9)	(1,947.9)
Services	2,147.0	2,579.6	2,306.9	1,421.1	1,781.5	1,141.6
Total	2,596.3	1,844.0	1,100.6	1,004.0	419.6	(806.3)
Gross Domestic Product, Total	39,281.4	43,392.4	47,530.6	48,276.4	55,256.7	29,980.6

Source: HCSO

Notes:

(1) (2)	Preliminary data. Non-profit institutions serving households.

The following table shows the volume indices of GDP expenditures in each of the periods indicated:

Table 15: Volume Indices of GDP

	For the year ended December 31,										For the six months ended June 30,
	2017		2018		2019		2020		2021(2)		2022(2)
	(Corresponding Period of the Previous Year = 100)
Household final consumption expenditure	104.7		104.8		105.1		98.6		104.6		112.0
Social transfers in kind from government	101.7		99.3		101.9		94.1		103.4		104.0
Social transfers in kind from NPISHs	114.6		112.9		101.9		103.4		102.9		103.8
Actual final consumption of households	104.5		104.2		104.5		98.1		104.4		110.4
Actual final consumption of government	103.8		104.2		106.5		103.4		103.9		103.3
Actual final consumption, total	104.4		104.2		104.8		98.9		104.3		109.3
Gross fixed capital formation	119.7		116.3		112.8		93.0		105.9		108.8
Changes in inventories	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Acquisitions less disposals of valuables	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Gross capital formation, total	110.1		115.9		112.0		93.4		109.6		108.4
Domestic use, total	105.7		107.1		106.8		97.3		105.8		108.7
Exports
Goods	106.2		104.0		104.8		98.8		110.4		103.2
Services	107.6		108.5		107.5		77.1		109.8		123.3
Total	106.5		105.0		105.4		93.9		110.3		106.4
Imports
Goods	109.1		107.5		106.8		98.2		108.8		105.7
Services	105.1		104.5		115.5		85.4		107.9		121.2
Total	108.4		107.0		108.2		96.0		108.7		107.8
External Balance
Goods	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Services	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Total	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Gross Domestic Product, Total	104.3		105.4		104.6		95.5		107.1		107.3

Source: HCSO

Notes:

(1) (2)	n/a: Not available. Preliminary data.

In 2017, the GDP growth rate amounted to 4.3%, mainly as a result of growing consumption and increased investments. In 2018, the GDP growth rate accelerated to 5.4%, mainly as a result of growing consumption and increased investments. In 2019, the GDP growth rate was 4.6%, mainly as a result of a deceleration in investment. In 2020, GDP decreased by 4.5%, mainly as a result of the ongoing COVID-19 pandemic. In 2021, GDP increased by 7.1%, as a result of growing consumption, investments and external trade.

In 2021, value added by the agricultural industry declined as a result of less favorable weather conditions as compared to 2020, with the sector decreasing by 3.0%. As external demand strengthened, value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased by 9.8%. Construction grew by 15.7% as infrastructure investments and home building activities both strengthened. Value added by the services sector grew by 6.2%. The COVID-19 pandemic and the resulting lockdown measures affected several sectors (including industry, construction and services) significantly in 2020 resulting in a low base effect contributing to growth in 2021.

In 2021, domestic use increased by 5.8%, and consumption increased by 4.3%. Gross fixed capital formation increased by 5.9%. Gross capital formation grew by 9.6%. Positive and increasing net exports turned the 5.8% increase of domestic use into a 7.1% increase of GDP. Exports increased by 10.3% and imports increased by 8.7%. Exports increased to a larger extent compared to imports, indicating a significant improvement in external demand.

In the first half of 2022, GDP increased by 7.3% compared to the corresponding period of the previous year. Value added by the agricultural sector decreased by 22.9% mainly because weather conditions were less favorable compared to the corresponding period of the previous year. Value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased by 4.4% indicating an improvement in external demand. Construction increased by 7.0%. The value added by the service sector grew by 10.2%.

In the first half of 2022, domestic use increased by 8.7%, and consumption grew by 9.3%. Gross fixed capital formation increased significantly by 8.8%. Gross capital formation grew by 8.4%, partly as a result of changes in inventories. Net exports dampened the 8.7% increase of domestic demand to a 7.3% increase of GDP. Growth in imports amounted to 7.8%, significantly exceeding growth in exports of 6.4%. Consequently, the growth contribution of the export sector was negative as net exports turned negative.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

Table 16: Inflation: CPI & PPI

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(%)
CPI (yearly average)	2.4	2.8	3.4	3.3	5.1
CPI (year-on-year)	2.1	2.7	4.0	2.7	7.4
PPI (yearly average)	3.3	5.5	2.1	4.2	13.5
PPI (year-on-year)	3.9	4.7	2.4	6.8	22.3

Source: HCSO

Deregulation since 1990 has led to a high rate of inflation in Hungary. The inflation rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the inflation rate has generally declined since the change in monetary regime in May 2001.

In December 2017, the CPI inflation rate increased to 2.1% mainly as a result of increasing energy and food prices. In December 2018, the CPI inflation rate increased to 2.7% mainly as a result of increasing food prices and indirect tax increases imposed on alcohol and tobacco products. In December 2019, the CPI inflation rate increased to 4.0% mainly as a result of increasing food prices and indirect tax increases imposed on alcohol and tobacco products. In December 2020, the CPI inflation rate decreased to 2.7% mainly as a result of weak demand due to the ongoing COVID-19 pandemic. In December 2021, the CPI inflation rate increased to 7.4% mainly as a result of strong demand and higher food and energy prices. In August 2022, the CPI inflation rate increased to 15.6% mainly as a result of higher food and energy prices.

Price Regulation

As of the end of 2021, approximately 86% of all prices in Hungary were unregulated. The main categories of products and services that continue to have regulated prices are: electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Table 17: Wages

	For the year ended December 31,					For the six months ended June 30,
	2017	2018	2019(1)	2020(1)	2021(1)	2022(1)

	(%)
Nominal net wage index	12.9	11.3	11.4	9.7	8.7	18.0
Real net wage index	10.3	8.3	7.7	6.2	3.4	7.9

Source: HCSO

Note:

(1)	Preliminary data.

In 2017, net real wages grew by 10.3% as nominal gross wages increased at a rate significantly exceeding the inflation rate. In 2018, net real wages grew by 8.3% mainly as a result of rising nominal gross wages. In 2019, net real wages grew by 7.7% mainly as a result of rising nominal gross wages. In 2020, net real wages grew by 6.2% mainly as a result of rising nominal gross wages. In 2021, net real wages grew by 3.4% mainly as a result of rising nominal gross wages. In the first six months of 2022, net real wages grew by 7.9% mainly as a result of rising nominal gross wages as CPI inflation was 9.4% in the first six months of 2022.

As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a generally immobile labor force (due to a general reluctance to relocate to other parts of the country) have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions and the development of transportation infrastructure and human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.

In 2017, the minimum wage and the guaranteed minimum wage increased by 15% and 25%, respectively, while employer contributions decreased by 5%. In 2018, the minimum wage and the guaranteed minimum wage increased by another 8% and 12%, respectively, while employer contributions were reduced by 2%. In 2018, employer contributions were cut by another 0.5%. See “Public Finance – Health Care System.”

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Table 18: Unemployment(1)

	For the year ended December 31,					For the three- month period ended March 31,	For the three- month period ended June 30,
	2017	2018	2019	2020	2021	2022
	(annual average, %)
Population aged 15–74 (thousands)	7,460	7,432	7,419	7,409	7,359	7,337	7,332
Activity rate	63.5	64.3	64.7	64.8	65.6	66.2	66.2
Employment rate	61.0	62.0	62.6	62.1	63.0	63.7	64.0
Unemployment rate	4.0	3.6	3.3	4.1	4.1	3.7	3.2

Source: HCSO

Note:

(1)	Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization. Data covering population aged 15-74.

The unemployment rate in 2017 (calculated using the guidelines of the International Labor Organization) reached 4.0%. In addition to improving economic performance, government measures aimed at reducing unemployment played a significant role in reducing the unemployment rate. In 2018, the unemployment rate fell further to 3.6%. In 2019, the unemployment rate fell to 3.3%. The unemployment rate increased to 4.1% in 2020 mainly as a result of the COVID-19 pandemic. The unemployment rate amounted to 4.1% in 2021 remaining unchanged relative to the previous year. The unemployment rate fell to 3.7% during the three-month period ended March 31, 2022, and to 3.2% during the three-month period ended June 30, 2022, indicating a tight labor market.

As of February 26, 2021, HCSO started publishing labor force survey data according to a new, internationally harmonized methodology. Certain categories of economic activity are classified differently by the new methodology: in addition to active workers receiving childcare benefits, those who worked before parental leave, receive job-related income and are guaranteed to return to their previous job are also considered employed due to new EU regulations. In Hungary, this change in methodology resulted in an increase in the employment count by approximately 120,000–150,000 workers, especially impacting female activity rates. Furthermore, students, unpaid family workers, and seasonal workers are also counted differently without significantly changing their status under the new methodology.

Increasing the participation rate has been an important policy goal of the Government. The Government has also taken a number of steps to reduce the unemployment rate. Laws were passed, which took effect as of August 1, 2005, making it easier to employ part-time employees. Furthermore, the Government introduced several initiatives aimed at helping currently unemployed workers find employment, including job search assistance programs and adult vocational training programs. Lastly, the Government initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employer contribution discounts to employers hiring graduates under a certain age and certain other first-time employees.

On January 1, 2012, a public work program called the Start Work Program (Start Munkaprogram) was introduced. The Start Work Program is based on three pillars: (1) a national public work program; (2) local government public work programs; and (3) micro-regional pilot projects.

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Table 19: Composition of Employment by Sector

	For the year ended December 31,					For the three month period ended
Sector	2017	2018	2019	2020	2021	March 31, 2022	June 30, 2022
	(in thousands of persons)
Agriculture, forestry and fishing	222.4	217.4	212.7	213.9	201.4	191.9	200.4
Mining and quarrying	9.4	10.5	11.5	8.7	5.1	3.9	6.3
Manufacturing	1,012.9	1,033.0	1,020.8	989.7	980.8	976.6	983.3
Electricity, gas, steam and air conditioning supply	35.8	42.5	35.3	35.3	38.8	39.7	39.9
Water supply, sewerage, waste management and remediation activities	55.7	59.4	58.5	54.6	53.3	56.9	58.1
Construction	304.4	333.8	344.5	361.6	373.8	375.4	377.6
Wholesale and retail trade; repair of motor vehicles and motorcycles	572.7	573.3	594.0	597.9	575.6	594.4	582.9
Transportation and storage	296.1	291.6	306.3	280.5	284.9	289.5	294.1
Accommodation and food service activities	195.5	185.9	193.4	176.9	169.4	175.0	182.7
Information and communication	112.3	118.6	136.3	147.5	168.5	170.9	165.8
Financial and insurance activities	97.2	94.4	80.4	90.3	96.1	99.1	102.1
Real estate activities	26.8	27.1	25.4	27.7	32.4	34.5	35.3
Professional, scientific and technical activities	162.9	160.7	173.8	193.7	216.8	230.2	235.3
Administrative and support service activities	158.1	154.5	145.1	143.0	141.1	133.2	140.1
Public administration and defense; compulsory social security	474.8	437.7	419.7	406.6	424.9	432.9	432.6
Education	336.6	356.3	359.8	346.8	368.2	358.4	360.5
Human health and social work activities	298.0	317.9	330.2	335.0	313.9	311.4	305.8
Arts, entertainment and recreation	71.9	82.4	83.1	82.7	80.9	87.0	80.5
Other activities	102.5	106.1	108.5	106.8	108.6	113.5	109.9
Not classified	2.3	3.3	5.2	4.0	0.0	0.0	0.0
Total	4,548.4	4,606.4	4,644.6	4,603.2	4,634.6	4,674.3	4,693.2

Source: HCSO

The number of employed persons amounted to 4,634.6 thousand in 2021, exceeding the 4,603.2 thousand employed persons in 2020 by 31.4 thousand. In 2021, the number of employed persons in the manufacturing sector amounted to 980.8 thousand, the number of employed persons in the wholesale and retail trade, repair of motor vehicles and motorcycles sector amounted to 575.6 thousand, the number of employed persons in the public administration and defense, compulsory social security sector amounted to 424.9 thousand, the number of employed persons in the construction sector amounted to 373.8 thousand, the number of employed persons in the education sector amounted to 368.2 thousand, the number of employed persons in the human health and social works activities sector amounted to 313.9 thousand and the number of employed persons in the transportation and storage sector amounted to 284.9 thousand.

 The number of employed persons amounted to 4,674.3 thousand in the three-month period ended March 31, 2022, exceeding the 4,634.6 thousand employed persons in 2021 by 39.7 thousand. In the three-month period ended March 31, 2022, the number of employed persons in the manufacturing sector amounted to 976.6 thousand, the number of employed persons in the wholesale and retail trade, repair of motor vehicles and motorcycles sector amounted to 594.4 thousand, the number of employed persons in the public administration and defense, compulsory social security sector amounted to 432.9 thousand, the number of employed persons in the construction sector amounted to 375.4 thousand, the number of employed persons in the education sector amounted to 358.4 thousand, the number of employed persons in the human health and social works activities sector amounted to 311.4 thousand and the number of employed persons in the transportation and storage sector amounted to 289.5 thousand.

 The number of employed persons amounted to 4,693.2 thousand in the three-month period ended June 30, 2022, exceeding the 4,674.3 thousand employed persons in the three-month period ended March 31, 2022 by 18.9 thousand. In the three-month period ended June 30, 2022, the number of employed persons in the manufacturing sector amounted to 983.3 thousand, the number of employed persons in the wholesale and retail trade, repair of motor vehicles and motorcycles sector amounted to 582.9 thousand, the number of employed persons in the public administration and defense, compulsory social security sector amounted to 432.6 thousand, the number of employed persons in the construction sector amounted to 377.6 thousand, the number of employed persons in the education sector amounted to 360.5 thousand, the number of employed persons in the human health and social works activities sector amounted to 305.8 thousand and the number of employed persons in the transportation and storage sector amounted to 294.1 thousand.

 Principal Sectors of the Economy

The following table indicates the volume indices by industry sector for the periods indicated:

Table 20: Volume Indices by Industry(1)

	For the year ended		For the six-month period ended
	December 31, 2021		June 30, 2022
	(corresponding period of the previous year = 100)
Agriculture, forestry and fishing	97.0		77.1
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	109.8		104.4
of which:
Manufacturing	110.6		104.6
Construction	115.7		107.0
Services, total	106.2		110.2
of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	107.6		114.1
Transportation and storage	109.4		120.7
Information and communication	113.9		112.5
Financial and insurance activities	105.0		106.3
Real estate activities	102.5		105.9
Professional, scientific and technical activities; administrative and support service activities	106.8		113.6
Public administration and defense; compulsory social security; education; human health and social work activities	104.1		104.7
Arts, entertainment and recreation, repair of household goods and other services	106.3		117.9
Taxes less subsidies on products	n/a	(2)	n/a	(2)
GDP, Total (at purchaser’s prices)	107.1		107.3

Source: HCSO

Notes:

(1)	Data unadjusted for calendar-day effect.
(2)	n/a: Not available.

Industry

According to volume indices compiled by HCSO, industrial gross production increased by 9.5%, and total sales grew by 9.7%, in 2021. Between 2018 and 2021, industrial export sales amounted to more than 60% of the total sales of the sector. In 2021, export sales increased by 8.9%, and domestic sales grew by 10.9%. In 2021, 95.5% of total industrial production was attributable to manufacturing. The value of mining and quarrying production amounted to 0.4% of total industrial production, and the value of electricity, gas, steam and air conditioning supply production amounted to 4.1% of total industrial production.

According to preliminary volume inices compiled by HCSO, export sales increased by 4.1%, while domestic sales grew by 8.4% during the seven-month period ended July 31, 2022. As a result, total sales increased by 5.8%, and gross production grew by 4.9% during the seven-month period ended July 31, 2022, according to preliminary data.

Manufacturing

In 2021, gross production in the manufacturing sector increased by 9.0% and total manufacturing sales increased by 7.5%. In 2021, export sales in manufacturing increased by 6.1%, while domestic sales increased by 11.3%. In 2021, approximately half of manufacturing production was attributable to three subsectors: the manufacture of transport equipment; the manufacture of computer, electronic and optical products; and the manufacture of food products, beverages and tobacco products.

During the seven-month period ended July 31, 2022, export sales in manufacturing increased by 2.7%, and domestic sales increased by 6.9%. As a result, total manufacturing sales increased by 3.9%, and gross production increased by 4.5% during the seven-month period ended July 31, 2022.

Manufacture of Food Products, Beverages and Tobacco Products

In 2021, gross production in the manufacture of food products, beverages and tobacco products subsector grew by 8.5%, and total sales increased by 8.3%. In 2021, export sales in this subsector increased by 10.1%, and domestic sales grew by 7.1%. During the seven-month period ended July 31, 2022, export sales grew by 16.1%, and domestic sales increased by 5.5%. As a result, during the seven-month period ended July 31, 2022, total sales grew by 10.0%, and gross production increased by 11.7%.

Manufacture of Computer, Electronic and Optical Products

In 2021, gross production in the manufacture of computer, electronic and optical products subsector increased by 5.6%, and total sales grew by 5.4%. In 2021, export sales in this subsector increased by 4.0%, and domestic sales grew by 41.7%. During the seven-month period ended July 31, 2022, export sales grew by 5.5%, and domestic sales increased by 8.5%. As a result, during the seven-month period ended July 31, 2022, total sales grew by 5.7%, and gross production increased by 7.0%.

Manufacture of Transport Equipment

In 2021, gross production in the manufacture of transport equipment subsector decreased by 2.2%, and total sales decreased by 2.4%. In 2021, export sales in this subsector decreased by 2.5%, while domestic sales decreased by 2.2%. During the seven-month period ended July 31, 2022, export sales increased by 1.3%, and domestic sales decreased by 2.6%. As a result, during the seven-month period ended July 31, 2022, total sales grew by 0.9%, and gross production increased by 1.9%.

Energy

In 2021, total primary energy consumption amounted to 1,157.5 petajoules, a 4.9% increase compared to 2020. The two most important energy products in Hungary are oil and gas, which accounted for 30.0% and 33.6% of energy consumption in 2021, respectively.

Hungary’s primary external source of energy is gas and oil imported from Russia. According to data compiled by Eurostat, in 2020, Hungary’s total gas imports amounted to 12,193 million cubic meters, and gas imports from Russia amounted to 11,583 million cubic meters; consequently the Russian share of natural gas imports to Hungary was 95% in 2020. According to data compiled by Eurostat, in 2020, Hungary’s total imports of crude oil amounted to 6,100 thousand tons, and crude oil imports from Russia amounted to 3,718 thousand tons; consequently the Russian share of crude oil imports to Hungary was 61% in 2020. The transition to alternative oil supply would require an estimated investment of several hundred million dollars and a 2- to 4-year transition period for the Hungarian oil industry.

In 2009, disputes between Russia and Ukraine over the pricing of natural gas supplies and transit fees from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although Hungary compensated for the energy shortage primarily through its gas reserves, the service interruption had some adverse impact on certain sectors, including industry.

Hungary has taken measures to reduce the impact of possible future disruptions in its energy supply by diversifying its external and internal energy sources and routes of delivery and by accumulating further gas reserves.

Hungary currently maintains a reserve of at least a 12-week supply of oil, in compliance with OECD requirements. A construction project (Turk stream 2) that is currently underway would provide a direct gas pipeline from Russia to Hungary. In addition, the European Union is negotiating the construction of a gas pipeline from the Caspian region, the Middle East and Egypt that, if completed, would provide a direct gas supply to Hungary.

Also, Hungary operates a nuclear power plant and has some capability to generate renewable energy, such as the ability to produce geothermal, wind and solar energy, energy from biomass as well as hydropower, albeit limited due to the geographic properties of Hungary. Nuclear energy accounted for 44% of the total electricity generation in Hungary in 2021 and nuclear fuel is imported in its entirety from Russia.

In an effort to reduce Europe’s dependence on imported energy sources, the European Commission has set target levels and dates for EU members to attain renewable energy sources, including a target for Hungary for 13.0% of its energy use to come from renewable energy sources by 2020. According to data compiled by HCSO, renewable energy sources accounted for 13.9% of gross final energy consumption in 2020. See “National Debt−Green Bond Framework”.

On January 14, 2014, Prime Minister Viktor Orbán announced that Hungary would construct two new nuclear plant blocks at Paks. According to the announcement, the Government of the Russian Federation was expected to cooperate in the construction and financing of the blocks and to provide a loan to Hungary of EUR10 billion, which would cover 80% of construction costs. Hungary was expected to begin repaying the loan, over a period of 21 years, after the project is completed and once the plant is operating. The international treaty between the Government of Hungary and the Government of the Russian Federation relating to the nuclear plant project was approved by the Hungarian Parliament on February 6, 2014. Drawdowns on the loan began in 2017. Currently, the project is approaching the end of the pre-construction phase, with some preparatory works completed. Once all licenses are issued, the construction phase of the new plant blocks is expected to begin.

On February 9, 2018, the MNE announced that Hungary would pre-pay EUR78.2 million, the amount the country had drawn from the credit line provided by Russia for the construction of the Paks nuclear reactor units. On April 30, 2021, the Government announced that under a new modification to the financing contract for the upgrade of the Paks nuclear power plant, Hungary would start repaying the Russian loan for the project in 2031 rather than from 2026 as originally planned. The amendment of the financing contract was approved by the Hungarian Parliament in June 2021.

On December 21, 2021, the deputy head of Atomstroyexport engineering announced that construction of buildings at the Paks nuclear power plant, such as facilities to make concrete and assemble steel parts, warehouses, utilities, and ground works, was underway. The plant is awaiting receipt of an implementation permit and is expected to begin operating between 2029 and 2030.

On April 7, 2022, Prime Minister Viktor Orbán announced that then-current EU sanctions did not affect any component of nuclear energy, and therefore, the Paks project could continue in accordance with the governing agreements.

On August 1, 2022, the Government announced that oil and gas company MOL’s main refinery, which covers 100% of Hungary’s fuel needs and refines Russian crude, has had to be shut down for maintenance work. Hungary will now have to source its fuel supply from imports and by freeing up one-quarter of the country’s strategic reserves.

On August 12, 2022, the Government announced that the Druzhba oil pipeline had been shut down as scheduled at the start of every month on August 4, 2022. After Hungarian oil and gas company MOL stepped in and assumed the payment of a transit fee, oil deliveries from Russia through the pipeline resumed on August 10, 2022. According to the Government’s announcement, the energy crisis caused by the war in Ukraine and the related European Union sanctions not only caused energy prices to soar, but also made access to energy more difficult. Hungary, however, has oil reserves sufficient for several weeks, and the Government enacted a number of measures with the goal of ensuring that families face no shortage of electricity, gas or fuel.

The Ministry of Transport, Telecommunication and Energy is also aiming to create and maintain a competitive electricity market and to fully liberalize the sector in accordance with EU Directives. All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized.

The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary for the years 2017 through 2021:

Table 21: Composition of Consumption of Energy Resources

	For the year ended December 31,
Source of Energy(1)	2017	2018	2019	2020	2021 (provisional)

	(%)
Coal and coal products(2)	8.3	7.9	6.8	6.4	5.0
Crude oil and crude oil products	28.1	30.0	30.4	28.4	30.0
Natural gas	31.8	30.8	31.4	33.2	33.6
Combustible renewables and wastes(3)	10.9	10.3	10.1	10.2	10.3
Nuclear(4)	15.7	15.3	15.8	15.9	15.1
Hydro	0.1	0.1	0.1	0.1	0.1
Wind	0.2	0.2	0.2	0.2	0.2
Other non-combustible renewables(5)	0.7	0.8	1.1	1.7	1.8
Electricity net import(6)	4.1	4.6	4.0	3.8	4.0

Total	100.0	100.0	100.0	100.0	100.0
Import dependency	62.2	57.8	69.1	56.3	54.4

Source: HCSO

Notes:

(1)	Electricity and heat produced from tail gas and waste heat are included in these figures.

(2)	Coal briquette and coke oven coke included.

(3)	Biogas, biomass, municipal waste, industrial waste, biofuel.

(4)	Nuclear regarded as inland production (included nuclear electricity and heat).

(5)	Geothermal, solar thermal and photovoltaics.

(6)	Share of net import in primary energy consumption.

According to data compiled by HCSO, in 2021, 45.6% of Hungary’s total energy demand was supplied by domestic energy sources, and 54.4% was supplied by imported energy sources. Of the total energy consumed, 5.0% was produced from coal, 63.6% was produced from hydrocarbons (imported primarily from Russia) and 31.4% was produced from other resources.

According to data compiled by HCSO, the total value of imported coal, petroleum and natural gas amounted to EUR228.4 million, EUR4,320.3 million and EUR3,008.8 million, respectively, in 2021. The value of coal, petroleum and natural gas imported from Russia amounted to EUR34.7 million, EUR1,463.7 million and EUR1,568.3 million, respectively in 2021.

Construction

In 2021, the output of the construction sector increased by 12.1% compared to 2020. In 2021, the construction of buildings grew by 16.7% compared to 2020. In 2021, civil engineering works increased by 6.7%. Output of the construction sector increased by 6.3% in the seven-month period ended July 31, 2022, compared to the same period in 2021. Civil engineering construction increased by 5.5% in the seven-month period ended July 31, 2022, compared to the same period in 2021. Building construction increased by 7.5% in the seven-month period ended July 31, 2022, compared to the corresponding period in 2021.

Service Industries

Gross value added by services increased by 6.2% in 2021 and grew by 10.2% during the six-month period ended June 30, 2022.

In 2021, all eight service subsectors increased, and no service subsectors decreased. The eight service subsectors that increased were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) financial and insurance activities; (v) real estate activities; (vi) professional, scientific and technical activities; administrative and support service activities; (vii) public administration and defense; compulsory social security; education; human health and social work activities; and (viii) arts, entertainment and recreation; repair of household goods and other services, increasing by 7.6%, 9.4%, 13.9%, 5.0%, 2.5%, 6.8%, 4.1% and 6.3%, respectively.

In the six-month period ended June 30, 2022, all eight service subsectors increased, and no service subsectors decreased. The eight service subsectors that increased were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) financial and insurance activities; (v) real estate activities; (vi) professional, scientific and technical activities; administrative and support service activities; (vii) public administration and defense; compulsory social security; education; human health and social work activities; and (viii) arts, entertainment and recreation; repair of household goods and other services, increasing by 14.1%, 20.7%, 12.5%, 6.3%, 5.9%, 13.6%, 4.7% and 17.9%, respectively.

The following table sets forth the composition of the service industry per individual subsector for the periods indicated:

Table 22: Composition of Service Industry per Subsector

	For the year ended	For the six-month period ended
	December 31, 2021	June 30, 2022
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	18.4	17.2
Transportation and storage	8.3	8.1
Information and communication	7.8	7.3
Financial and insurance activities	5.8	5.5
Real estate activities	15.6	16.8
Professional, scientific and technical activities; administrative and support service activities	14.2	13.9
Public administration and defense; compulsory social security; education; human health and social work activities	26.1	27.7
Arts, entertainment and recreation, repair of household goods and other services	3.8	3.6
Services, total	100.0	100.0

Source: HCSO

Agriculture

In 2021, production of wheat, maize and barley amounted to 5.3 million tons, 6.3 million tons and 1.7 million tons, respectively. In 2021, production of wheat and barley increased by 3.8% and 14.5%, respectively, while production of maize decreased by 25.1%, compared to the previous year. In the cases of wheat and barley, average yield increased by 9.1% and 12.5%, respectively, compared to 2020. In the case of maize, average yield dropped by 29.6% compared to 2020. In 2021, the production of sunflower seed, sugar beet and rape seed amounted to 1.8 million tons, 0.6 million tons and 0.7 million tons, respectively. In 2021, the production of sunflower seed increased by 3.7%, the production of sugar beet and rape seed decreased by 17.3% and 17.7%, respectively.

Infrastructure

Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main roadways (forming part of the Trans-European Network), three corridor branches and various railways and waterways cross Hungary. With Budapest as a hub, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for Southeastern Europe towards the West and the East. However, compared to Western European countries, the transportation network in Hungary is less developed, suffering from a shortage of bridges, a lack of transversal connections, poor quality in infrastructure and a low proportion of expressways.

Since 2007, the development of the road network has been a state task, and the Government has financed construction from the central budget. Infrastructure projects are managed by the National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztő Zrt.) (the “NIF Zrt.”), while the maintenance of motorways is the responsibility of the State Highway Management Company Limited by Shares (Állami Autópálya Kezelő Zrt.).

The length of national public roads amounted to 32,006 kilometers in 2017, 32,070 kilometers in 2018, and 32,204 kilometers in 2019. In 2020, the length of national public roads increased by 192 kilometers and reached a total of 32,395 kilometers.

Hungary has one international airport (Liszt Ferenc International Airport in Budapest), which currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies have been providing air transportation services between European cities and airports at Sármellék, Debrecen, Győr-Pér and Pécs-Pogány. In line with international trends, the traffic at Liszt Ferenc International Airport has steadily increased over the last several years.

Navigation is possible along approximately 1,600 kilometers of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.

The telecommunications sector’s level of development, in both wired and wireless communication, approaches the average level of other EU members. In 2021, Hungary had 13.3 million mobile phone subscriptions. By the end of 2021, the number of fixed broadband internet subscriptions amounted to 3.4 million.

PRIVATIZATION

Status of Privatization Efforts

Since 1990, Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelő Zrt.) (“ÁPV Zrt.”) manages these sales.

Most of the larger companies involved in the privatization program have already been partially or fully privatized. Permanent government control is anticipated for 36 companies. The property that is required to remain state-owned in the long-term is defined by law as follows:

(1)	national public utility service providers;

(2)	property or companies of strategic importance for the national economy; and

(3)	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.

See also “Monetary and Financial System—Capital Markets—Stock Exchange.”

Methods of Privatization Used

Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and knowledge to many Hungarian enterprises. Public offerings played an important and successful role in the privatization process.

In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the Government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July of 2003, and the shares of FORRÁS Trust and Investment Company have been listed on the Budapest Stock Exchange since then.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets such as rivers, streams, channels, natural lakes, airspace above Hungary, emission reduction units, archeological finds, financial assets owned by the government or a local municipality (including corporate shares, e.g., shares of public transportation companies, forestry companies, and companies established by law for public interest), national data assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets and limitations related to selling, lending and utilization of national assets, in order to ensure that such assets are utilized in a way that serves the public interest.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following tables set out the balance of payments of Hungary for the periods indicated:

Table 23: Balance of Payments

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(EUR millions)
1. Current Account, net (1.A+1.B+1.C)	2,535.9	215.9	(1,018.0)	(1,558.4)	(4,884.1)

1.A. Goods and Services, net	8,658.6	5,799.9	3,403.0	2,869.1	1,170.4
Exports	109,101.7	113,939.1	119,442.0	108,626.2	125,314.0
Imports	100,443.1	108,139.2	116,039.0	105,757.2	124,143.5
1.A.a. Goods, net	1,712.0	(2,280.0)	(3,686.9)	(1,198.4)	(3,810.7)
Exports	85,285.1	88,543.6	92,524.6	88,709.8	103,245.0
Imports	83,573.1	90,823.6	96,211.5	89,908.3	107,055.6
1.A.b. Services, net	6,946.6	8,079.9	7,089.9	4,067.5	4,981.1
Exports	23,816.6	25,395.6	26,917.4	19,916.4	22,069.0
Imports	16,870.1	17,315.6	19,827.5	15,848.9	17,087.9

1.B. Primary Income, net	(5,020.5)	(5,037.2)	(3,686.5)	(3,598.4)	(4,946.9)
1.B.1. Compensation of employees, net	2,627.2	2,437.2	2,656.1	1,941.9	1,329.9
1.B.2. Investment income, net	(8,869.1)	(8,674.4)	(7,484.9)	(6,763.3)	(7,414.2)
1.B.2.1. Direct investment income, net	(7,343.6)	(7,349.0)	(6,278.7)	(6,000.2)	(6,565.2)
1.B.2.2. Portfolio investment income, net	(1,468.9)	(1,314.5)	(1,248.8)	(771.5)	(804.9)
1.B.2.3. Other investment income, net	(243.9)	(203.3)	(201.1)	(211.7)	(197.1)
1.B.2.4. Reserve assets, net	187.3	192.5	243.7	220.0	153.1
1.B.3. Other primary income, net	1,221.4	1,200.0	1,142.3	1,222.9	1,137.4
-of which: EU transfers	1,221.4	1,200.0	1,142.3	1,222.9	1,137.4
1.C. Secondary Income, net	(1,102.1)	(546.8)	(734.5)	(829.1)	(1,107.6)
-of which: EU transfers	103.2	588.9	293.1	119.6	(307.2)

2. Capital Account, net	1,075.4	3,062.9	2,700.6	2,792.9	3,882.4
-of which: EU transfers	1,353.3	2,234.7	2,787.3	3,135.2	3,944.5

3. Financial Account (net assets) (3.1+3.2+3.3+3.4+3.5)	1,865.6	1,318.7	7.5	(2,539.7)	(5,435.3)

3.1. Direct Investment (net assets)	(2,036.8)	(2,611.8)	(993.9)	(2,311.0)	(2,578.8)
3.1.k. Abroad (net assets)	1,096.8	2,811.0	2,816.5	3,615.3	2,440.2
3.1.1.k Equity (net assets)	216.4	3,346.9	2,684.6	3,668.8	1,627.1
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	(854.2)	2,501.1	1,607.6	2,873.2	800.4
3.1.1.2.ki Reinvestment of earnings (net assets)	1,070.6	845.8	1,077.1	795.7	826.8
3.1.2.ki Debt instruments (net assets)	880.4	(535.9)	131.8	(53.6)	813.1
3.1.2.1.ki Assets	885.8	38.6	275.6	(160.5)	131.3
3.1.2.2.ki Liabilities	5.4	574.5	143.8	(106.9)	(681.8)
3.1.t In Hungary (net liabilities)	3,133.6	5,422.9	3,810.4	5,926.3	5,019.0
3.1.1.t Equity (net liabilities)	8,410.1	4,713.2	5,666.9	2,333.0	(419.6)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	2,322.4	(907.7)	1,215.3	(1,222.2)	(4,750.1)
3.1.1.2.be Reinvestment of earnings (net liabilities)	6,087.7	5,620.9	4,451.6	3,555.2	4,330.4
3.1.2.be Debt instruments (net liabilities)	(5,276.5)	709.7	(1,856.5)	3,593.3	5,438.7
3.1.2.1.be Assets	3,890.0	673.6	(1,072.6)	(2,940.3)	1,236.0
3.1.2.2.be Liabilities	(1,386.5)	1,383.3	(2,929.1)	653.0	6,674.7

3.2. Portfolio investment (net assets)	3,761.4	(184.6)	1,544.5	(2,481.2)	232.9
3.2.k Assets	1,916.5	(140.2)	258.3	623.8	2,619.3
3.2.t Liabilities	(1,844.9)	44.4	(1,286.3)	3,105.0	2,386.4

3.3. Financial derivatives (other than reserves), net assets	(1,049.6)	(932.7)	21.8	(443.7)	(1,664.6)
3.3.k Assets	(4,616.5)	(4,432.1)	(3,601.2)	(6,492.9)	(7,300.8)
3.3.t Liabilities	(3,566.9)	(3,499.4)	(3,623.0)	(6,049.2)	(5,636.2)

3.4. Other investment (net assets)	1,162.6	1,450.3	(890.2)	(3,234.7)	(5,212.7)
3.4.k Assets	1,750.5	2,666.3	498.8	942.3	3,778.2
3.4.t Liabilities	587.9	1,216.0	1,389.1	4,177.0	8,990.9

3.5. Reserve assets	27.9	3,597.5	325.4	5,930.9	3,787.8
Memorandum:
Net external financing capacity
Net external financing capacity (CA and Capital account)	3,611.3	3,278.8	1,682.5	1,234.4	(1,001.6)
Financial account balance	1,865.6	1,318.7	7.5	(2,539.7)	(5,435.3)
Difference (Net errors and omissions)	(1,745.8)	(1,960.1)	(1,675.0)	(3,774.2)	(4,433.6)

Reserve assets (stock)	23,367.9	27,402.5	28,385.2	33,677.3	38,376.9

Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)	54,354.3	51,627.2	51,320.3	56,375.1	67,739.5
-o/w: General government and Central bank	22,923.7	20,848.4	19,855.7	26,658.5	34,982.9

Net external debt denominated in foreign currencies (excl. direct investment debt instruments)	(333.9)	(8,077.3)	(9,092.3)	(8,627.6)	(2,080.9)
-o/w: General government and Central bank	(571.7)	(5,680.3)	(7,468.1)	(6,312.6)	128.1

Source: NBH

The current account deficit amounted to EUR4,884 million in 2021, mainly due to a large deficit in primary and secondary income offsetting the surplus in goods and services. During 2021, direct investment amounted to a net inflow, reaching EUR2,579 million compared to a net inflow of EUR2,311 million in 2020.

Foreign Trade

The tables below set forth Hungary’s trade in goods by territory and commodity group for the periods indicated.

Table 24: Exports by Destination

	European Union countries		Non-EU Countries		Total		Asian countries		American countries

	(EUR millions)
2017	80,107	(1)	20,573	(2)	100,680		5,868		4,539
2018	84,690	(1)	20,165	(2)	104,855		5,329		4,546
2019	88,296	(1)	20,799	(2)	109,095		5,037		4,621
2020	81,066	(2)	23,920	(1)	104,986		5,501		4,465
2021	91,337	(2)	27,891	(1)	119,228		6,141		5,185
Three-month period ended March 31, 2022	26,427	(2)(3)	7,759	(1)(3)	34,186	(3)	1,525	(3)	1,440	(3)
Three-month period ended June 30, 2022	27,057	(2)(3)	8,430	(1)(3)	35,487	(3)	1,813	(3)	2,025	(3)

Source: HCSO

Notes:

(1)	Including United Kingdom.

(2)	Excluding United Kingdom.
(3)	Preliminary data.

Table 25: Exports by Commodity Group

	Food, beverages, tobacco		Crude materials		Fuels, electric energy		Manufactured goods		Machinery and transport equipment		Total

	(EUR millions)
2017	7,244		2,368		2,511		32,337		56,220		100,680
2018	7,110		2,360		2,953		33,999		58,433		104,855
2019	7,538		2,502		2,859		33,536		62,659		109,095
2020	7,886		2,319		2,310		32,740		59,731		104,986
2021	8,547		3,173		3,839		38,028		65,641		119,228
Three-month period ended March 31, 2022	2,392	(1)	1,006	(1)	1,986	(1)	11,048	(1)	17,755	(1)	34,186	(1)
Three-month period ended June 30, 2022	2,580	(1)	1,116	(1)	1,489	(1)	11,179	(1)	19,123	(1)	35,487	(1)

Source: HCSO

Notes:

(1)	Preliminary data.

Table 26: Imports by Origin

	European Union countries		Non-EU Countries		Total		Asian countries		American countries

	(EUR millions)
2017	70,997	(1)	21,605	(2)	92,602		11,273		2,443
2018	75,086	(1)	24,249	(2)	99,335		13,245		2,252
2019	77,425	(1)	27,336	(2)	104,761		15,473		2,660
2020	70,119	(2)	29,249	(1)	99,368		17,996		2,425
2021	84,249	(2)	33,356	(1)	117,605		19,247		3,010
Three-month period ended March 31, 2022	25,127	(2)(3)	10,189	(1)(3)	35,315	(3)	5,412	(3)	695	(3)
Three-month period ended June 30, 2022	25,449	(2)(3)	11,087	(1)(3)	36,535	(3)	5,919	(3)	875	(3)

Source: HCSO

Notes:

(1)	Including United Kingdom.

(2)	Excluding United Kingdom.
(3)	Preliminary data.

Table 27: Imports by Commodity Group

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total

	(EUR millions)
2017	4,893	2,070	7,191	33,558	44,891	92,602
2018	5,129	2,123	8,121	36,571	47,389	99,335
2019	5,558	2,212	8,421	37,791	50,779	104,761
2020	5,644	1,967	5,536	38,392	47,828	99,368
2021	6,101	2,694	10,657	43,865	54,287	117,605
Three-month period ended March 31, 2022(1)	1,757	867	5,226	13,223	14,242	35,315
Three-month period ended June 30, 2022(1)	1,852	962	4,864	13,662	15,195	36,535

Source: HCSO

Notes:

(1)	Preliminary data.

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 77% of Hungary’s exports and 72% of imports in 2021. During the six-month period ended June 30, 2022, EU countries accounted for 77% of Hungary’s exports and 70% of imports.

China is Hungary’s largest trade partner outside the EU, with imports from China worth HUF2,966.1 billion and exports to China worth HUF746.6 billion in 2021.

According to data compiled by HCSO, total goods exports amounted to HUF42,753 billion in 2021. Exports of (i) food, beverages and tobacco, (ii) crude materials, (iii) fuels and electric energy, (iv) manufactured goods and (v) machinery and transport equipment amounted to HUF3,065 billion, HUF1,138 billion HUF1,376 billion, HUF13,634 billion and HUF23,540 billion, respectively. Consequently, the share of total goods exports represented by (i) food, beverages and tobacco, (ii) crude materials, (iii) fuels and electric energy, (iv) manufactured goods and (v) machinery and transport equipment amounted to 7.2%, 2.7%, 3.2%, 31.9% and 55.1%, respectively.

According to data compiled by HCSO, total services exports amounted to HUF7,944.4 billion in 2021. Exports of (i) manufacturing services on physical inputs owned by others, (ii) maintenance and repair services, (iii) travel, (iv) transport services, (v) business services and (vi) government services amounted to HUF563.3 billion, HUF188.9 billion, HUF1,243.7 billion, HUF2,029.7 billion, HUF3,875.1 billion and HUF43.8 billion, respectively. Consequently, the share of total services exports represented by (i) manufacturing services on physical inputs owned by others, (ii) maintenance and repair services, (iii) travel, (iv) transport services, (v) business services and (vi) government services amounted to 7.1%, 2.4%, 15.7%, 25.5%, 48.8% and 0.6%, respectively.

According to data compiled by HCSO, total exports amounted to HUF42,753.1 billion in 2021. Exports to Belarus, Russia and Ukraine amounted to HUF41.4 billion, HUF623.4 billion and HUF988.1 billion, representing 0.1%, 1.5% and 2.3% of total exports, respectively. Total imports amounted to HUF42,169.3 billion in 2021. Imports from Belarus, Russia and Ukraine amounted to HUF36.3 billion, HUF1,286.2 billion and HUF652.7 billion, representing 0.1%, 3.0% and 1.5% of total imports, respectively.

According to data compiled by HCSO, Hungary's total imports calculated according to value at frontier parity amounted to EUR117,412.6 million in 2021. Imports of coal, petroleum and natural gas amounted to EUR228.4 million, EUR4,320.3 million and EUR3,008.8 million representing 0.2%, 3.7% and 2.6% of total imports in 2021. Imports of coal, petroleum and natural gas from Russia amounted to EUR34.7 million, EUR1,463.7 million and EUR1,568.3 million, representing 15%, 34% and 52% of total imported coal, petroleum and natural gas, respectively in 2021. Total imported energy products amounted to EUR7,557.6 million in 2021 and imported energy products from Russia amounted to EUR3,066.7 million in 2021; consequently, energy products imported from Russia constituted 40.6% of total imported energy products in 2021. Total imports from Russia amounted to EUR3,597.7 million, and imported energy products from Russia constituted 85% of total imports from Russia in 2021. Imports of coal, petroleum and natural gas from Russia amounted to EUR34.7 million, EUR1,463.7 million and EUR1,568.3 million, representing 1.0%, 40.7% and 43.6% of total imports from Russia; consequently imports of other products from Russia amounts to EUR531.0 million equalling 14.8% of total imports from Russia.

Trade Policy

Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into the global trading system, including the adoption of EU policies and entering into trade agreements.

European Union

Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following Hungary’s accession to the EU, and, within the framework of the WTO, the country became a party to the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement). Further, by virtue of Hungary’s membership in the EU, it is also a member of the European Economic Area (“EEA”), along with Norway, Iceland, and Lichtenstein and the other EU-member countries.

Bilateral Trade Agreements

In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has also entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

Table 28: Foreign Direct Investment Flows

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(EUR millions)
3.1. Direct Investment (net assets)	(2,036.8)	(2,611.8)	(993.9)	(2,311.0)	(2,578.8)
3.1.k. Abroad (net assets)	1,096.8	2,811.0	2,816.5	3,615.3	2,440.2
3.1.1.k Equity (net assets)	216.4	3,346.9	2,684.6	3,668.8	1,627.1
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	(854.2)	2,501.1	1,607.6	2,873.2	800.4
3.1.1.2.ki Reinvestment of earnings (net assets)	1,070.6	845.8	1,077.1	795.7	826.8
3.1.2.ki Debt instruments (net assets)	880.4	(535.9)	131.8	(53.6)	813.1
3.1.2.1.ki Assets	885.8	38.6	275.6	(160.5)	131.3
3.1.2.2.ki Liabilities	5.4	574.5	143.8	(106.9)	(681.8)
3.1.t In Hungary (net liabilities)	3,133.6	5,422.9	3,810.4	5,926.3	5,019.0
3.1.1.t Equity (net liabilities)	8,410.1	4,713.2	5,666.9	2,333.0	(419.6)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	2,322.4	(907.7)	1,215.3	(1,222.2)	(4,750.1)
3.1.1.2.be Reinvestment of earnings (net liabilities)	6,087.7	5,620.9	4,451.6	3,555.2	4,330.4
3.1.2.be Debt instruments (net liabilities)	(5,276.5)	709.7	(1,856.5)	3,593.3	5,438.7
3.1.2.1.be Assets	3,890.0	673.6	(1,072.6)	(2,940.3)	1,236.0
3.1.2.2.be Liabilities	(1,386.5)	1,383.3	(2,929.1)	653.0	6,674.7

Source: NBH

In 2017, net FDI amounted to an inflow of EUR2,037 million. In 2018, net FDI inflow increased, reaching EUR2,612 million. In 2019, net FDI inflow decreased, reaching EUR994 million. In 2020, net FDI inflow increased, reaching EUR2,311 million. In 2021, net FDI inflow increased further to reaching EUR2,579 million.

As of December 31, 2021, the cumulative FDI in Hungary amounted to EUR117.4 billion.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the three months ended March 31, 2022 as compared to the same period in 2021:

Table 29: Foreign Direct Investment Flows: First Quarter of 2021 and 2022

	For the three-month period ended March 31, 2021	For the three-month period ended March 31, 2022

	(EUR millions)
Direct investment (net assets)	(112.8)	1,470.8
Direct investment abroad (net assets)	576.0	1,465.7
Equity (net assets)	673.6	991.8
Equity other than reinvestment of earnings (net assets)	355.4	947.2
Reinvested of earnings (net assets)	318.2	44.6
Debt instruments (net assets)	(97.5)	474.0
Assets	102.8	422.5
Liabilities	200.4	(51.4)
Direct investment in Hungary (net liabilities)	688.9	(5.1)
Equity (net liabilities)	(4,235.4)	(322.3)
Equity other than reinvestment of earnings (net liabilities)	(5,103.7)	(655.1)
Reinvested earnings (net liabilities)	868.3	332.8
Debt instruments (net liabilities)	4,924.3	317.2
Assets	1,895.8	1,664.2
Liabilities	6,820.1	1,981.4

Source: NBH

During the three-month period ended March 31, 2022, the balance of direct investment showed a net outflow of EUR1,471 million compared to the EUR113 million net inflow during the same period of 2021.

Foreign direct investment abroad during the three-month period ended March 31, 2022 generated a net outflow of EUR1,466 million, while in the corresponding period of 2021, foreign direct investment abroad generated a net outflow of EUR576 million. During the three-month period ended March 31, 2022, foreign direct investment abroad in the form of debt instruments amounted to a net outflow of EUR474 million, compared to a net inflow of EUR98 million during the corresponding period of 2021. During the three-month period ended March 31, 2022, foreign direct investment abroad in the form of equity capital (including reinvestment of earnings and equity) amounted to a net EUR992 million outflow; during the corresponding period of 2021, net capital outflow amounted to EUR674 million. During the three-month period ended March 31, 2022, foreign direct investment abroad in the form of reinvestment of earnings amounted to a net outflow of EUR45 million; during the corresponding period of 2021, net capital outflow amounted to EUR318 million. During the three-month period ended March 31, 2022, foreign direct investment abroad in the form of equity capital (excluding reinvestment of earnings) amounted to a net outflow of EUR947 million; during the corresponding period of 2021, net capital outflow amounted to EUR355 million.

Foreign direct investment in Hungary in the three-month period ended March 31, 2022 generated a net outflow of EUR5 million, while in the corresponding period of 2021, foreign direct investment in Hungary generated a net inflow of EUR689 million. During the three-month period ended March 31, 2022, foreign direct investment in Hungary in the form of debt instruments amounted to a net inflow of EUR317 million; during the corresponding period of 2021, net capital inflow amounted to EUR4,924 million. During the three-month period ended March 31, 2022, foreign direct investment in Hungary in the form of equity capital (including reinvestment of earnings and equity) amounted to a net outflow of EUR322 million; during the corresponding period of 2021, net capital outflow amounted to EUR4,235 million. During the three-month period ended March 31, 2022, foreign direct investment in Hungary in the form of reinvestment of earnings amounted to a net inflow of EUR333 million; during the corresponding period of 2021, net capital inflow amounted to EUR868 million. During the three-month period ended March 31, 2022, foreign direct investment in Hungary in the form of equity capital (excluding reinvestment of earnings) amounted to a net outflow of EUR655 million; during the corresponding period of 2021, net capital outflow amounted to EUR5,104 million.

In recent years, reinvested earnings in Hungary and FDI in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Table 30: Gold and Foreign Exchange Reserves

	As of December 31,					As of August 31,
	2017	2018	2019	2020	2021	2022

	(EUR millions)
International net gold reserves(1)	107.0	1,129.9	1,376.2	1,562.6	4,875.9	5,219.9
Foreign exchange(2)	23,261.3	26,273.2	27,009.5	32,114.8	33,501.3	31,289.8
Total	23,368.3	27,403.1	28,385.6	33,677.4	38,377.1	36,509.7

Source: NBH

Notes:

(1)	Gold valued at London rates fixed on the relevant date.

(2)	Consists of foreign currencies, including the counterparts of swapped gold, special drawing rights - SDR, reserve position in the IMF and other reserve assets, converted at exchange rates at the dates shown.

On January 10, 2020, the NBH announced that the People’s Bank of China, the central bank of the People’s Republic of China, and the NBH renewed their bilateral currency swap agreement, first entered into in 2013, for three years and increased the facility from CNY 10 billion to CNY 20 billion.

In addition, the NBH created an international safety net consisting of bilateral swap and repo agreements, which enables the NBH to increase foreign currency liquidity by up to EUR10 billion within a short time. The components of the safety net are: (i) a repo agreement executed with the European Central Bank (“ECB”), through which the NBH can provide euro liquidity of up to EUR4 billion to Hungarian financial institutions; (ii) an FX swap agreement concluded with the People’s Bank of China in 2013, which ensures liquidity of approximately EUR2.5 billion; (iii) a repo agreement concluded with the Bank for International Settlements, making available liquidity of EUR2 billion; and (iv) the repo facility announced by the U.S. Federal Reserve, which can provide USD1-2 billion of liquidity for the NBH. The safety net created by these agreements ensures additional foreign currency liquidity over the NBH’s reserves. By building the safety net, the NBH has significantly increased its room to maneuver and is thereby able to respond efficiently to potential tension emerging in any sub-market maintaining safe levels of international reserves.

On February 4, 2021, the NBH announced the extension of the euro liquidity repo line with the ECB, extending the agreement, originally set to mature in June 2021, for an additional 9 months, until the end of March 2022. On March 10, 2022, the ECB extended the repo facility until January 2023.Under the agreement, the NBH will be able to borrow up to EUR4 billion.

MONETARY AND FINANCIAL SYSTEM

The National Bank of Hungary

The National Bank of Hungary (“NBH”) is the central bank of Hungary. The independence of the NBH and the members of its decision-making bodies in carrying out the tasks and meeting their obligations are provided for by Act CXXXIX of 2013 on the National Bank of Hungary (the “National Bank Act”). The NBH’s primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the Government. These instruments include:

(1)	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility and the three-months deposit facility) and the setting of rates for overnight deposit and lending facilities;

(2)	establishing the minimum reserve requirements for commercial banks;

(3)	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

(4)	determining and implementing the exchange rate policy in agreement with the Government.

The NBH is a company limited by shares, with a registered capital of HUF10 billion. The NBH is wholly owned by Hungary and is regulated by the National Bank Act. The supreme body of the NBH is the General Assembly, and the Finance Minister (previously the Minister for National Economy) represents Hungary as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every month and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

As of October 1, 2013, the amended National Bank Act went into effect, including the prior amendments (members of Monetary Council and election rules of Deputy Governors) and the merger of Hungarian Financial Supervisory Authority and NBH.

Following its election on July 6, 2015, the Supervisory Board of the NBH held its inaugural meeting and began its activities. The Supervisory Board is responsible for the continuous supervision of the NBH on behalf of the owner (Hungary) and controls the internal audit organization with certain restrictions prescribed by the National Bank Act.

On June 7, 2021, a new modification to the National Bank Act was announced in the Hungarian Official Journal. Effective from August 2, 2021, the modification offers a legal basis for aspects of environmental protection and sustainability to have a more significant role in the NBH’s activities without prejudice to its primary objective of reaching and maintaining price stability. The modification provided that, from 2022, up to 6% of the NBH’s revenues resulting from penalties would be used to neutralize its carbon footprint arising from its operation. However, the costs to achieve this objective are expected to decline gradually in the future, because the NBH has undertaken to reduce its carbon dioxide emission by 30% within three years relative to the value in 2019, and by 80% until 2025.

Green Program and Environmental Sustainability Mandate

In January 2019, the NBH joined the Central Banks and Supervisors Network for Greening the Financial System (the “NGFS”), which aims to (i) strengthen the global response required to meet the goals of the Paris Agreement, (ii) enhance the role of the financial system to manage risks, and (iii) mobilize capital for green and low-carbon investments in the broader context of environmentally sustainable development.

On February 25, 2019, the NBH launched a program to reduce the risks associated with climate change and other environmental problems, to expand green financial services in Hungary, and to contribute towards reducing the ecological footprint of financial institutions (the “Green Program”). Under the Green Program, the NBH acts as a supervisory authority and conducts impact assessments of the potential effects of climate change on financial markets and of the transition towards a climate-friendly economy. Based on the analyses, the NBH will provide guidance to financial institutions, if necessary, by issuing recommendations in order to reduce existing risks. The NBH intends to facilitate growth in the domestic financial intermediary system’s support of environmental sustainability through its Green Program. To this end, the NBH established an award for financial institutions promoting green finance, where applicant market participants are reviewed based on actions taken to address environmental issues, the transparency of such actions as well as their own financial products, services or other decisions made to attain green goals.

On June 20, 2019, the NBH announced that a dedicated green bond portfolio within the NBH’s foreign exchange reserves would be created in the near future. Subsequently the green bond portfolio was set up and amounted to 1% of the total reserve portfolio in 2021.

On December 18, 2019, the NBH announced a preferential capital requirement program for credit institutions to support the growth of green financial products and to improve the energy efficiency of the Hungarian building stock. The preferential regulatory treatment will be available for green housing loans granted between January 1, 2020 and December 31, 2023. A consultation with the banking sector will also be launched on the possibilities of introducing green covered bonds in Hungary.

On August 5, 2020, the first Hungarian corporate green bond was issued. Subsequently, several Hungarian companies have issued corporate green bonds.

On October 14, 2020, the NBH announced that OTP Bank joined the European platform named the Energy Efficient Mortgages Initiative. The NBH considers it a crucial climate-friendly decision that the first Hungarian commercial bank joined an international initiative that aims to encourage energy efficient real estate purchases and investment in real estate to increase energy efficiency, by extending preferential loans.

On November 3, 2020, the NBH announced that in order to promote long-term sustainability and consistent with the principles of its Green Program, it would further develop its mortgage bond purchase program and would purchase mortgage bonds qualifying for green bond status. The NBH would consult the market participants involved on the green bond qualification criteria for inclusion in the program and on the details of green mortgage bond purchases, to ensure that green bonds would be issued as soon as possible. The NBH would cease to purchase securities under its mortgage bond purchase scheme on the primary market and would withdraw the opportunity to roll over mortgage bonds until the program for purchases of green mortgage bonds is drawn up. However, the NBH would continue its purchases in the secondary market to maintain the liquidity of the mortgage bond market.

On December 8, 2020, the NBH announced the introduction of preferential capital requirements for green corporate and municipal funding for a period of five years. Starting with the ICAAP reviews of 2021, the NBH intended to improve the risk profile of the banking sector and encourage green lending through a positive incentive, by releasing a part or all of the capital requirements prescribed in Pillar 2 of capital regulation for environmentally sustainable corporate and municipal exposures that meet the criteria set out in the detailed terms and conditions. The preferential capital requirement program would initially cover the financing of renewable energy production (as defined by EU Taxonomy), as well as the purchase of green bonds, but this list of eligible exposures would gradually expand.

On March 3, 2021, the NBH published its first Green Finance Report, providing a status report on the environmental sustainability of the Hungarian financial system. The publication aimed to increase transparency, raise market awareness and provide an opportunity for all stakeholders to better understand the financial dimensions of climate change and other environmental challenges.

On April 21, 2021, the NBH published mandatory supervisory guidelines for credit institutions on climate-related and environmental risks. The aim of the guidelines was to raise awareness among Hungarian banks and to improve their preparedness for climate-related and environmental risks. As a first step, the guidelines required credit institutions to draw up a self-assessment and an action plan and to submit them to the NBH by September 30, 2021.

On July 1, 2021, the NBH revised its regulation on the MFAR so that green mortgage-backed funds could be taken into account in the calculation of the ratio with a preferential weighting. Based on the decision of the NBH's Financial Stability Board (“FSB”), from July 1, 2021, green mortgage-backed funds with an original maturity of more than 5 years could be taken into account with a higher weight of 1.5 when calculating the MFAR. This could steer issuances towards green mortgage bonds, which also supports the greening of mortgage loan portfolios that serve as cover assets for these bonds. With regard to the labelling of mortgage bonds as green, the NBH requires banks to follow standards that are widely accepted and employed internationally to support banks’ adjustment and investor orientation.

In addition to the preferential treatment of green mortgage-backed funds, the FSB also made changes in the regulation supporting the reduction of the sector-level HUF maturity mismatch: raising the required minimum level of the ratio from 25% to 30%, expecting newly issued mortgage bonds to be listed on a stock exchange, and reintroducing the restrictions on cross-ownership of mortgage bonds by banks suspended because of the COVID-19 pandemic in an amended form, from which a discount may be obtained in the case of ownership for market making purposes. These changes are expected to take effect on October 1, 2022, in order to ensure adequate preparation time for banks and are not expected to cause significant adjustment difficulties for them, given the preferential weighting of green liabilities.

On July 6, 2021, The Monetary Council reviewed and approved the MNB’s Green Monetary Policy Toolkit Strategy and decided to launch the Green Mortgage Bond Purchase Program. The strategic goal of the Green Mortgage Bond Purchase Program is to contribute to the development of the domestic green mortgage bond market through targeted purchases and, through this, encourage green mortgage loan activities. This program could indirectly support the construction of energy-efficient real estate, thereby contributing to a healthier housing market, while at the same time also shape environmentally conscious consumer behavior. The NBH requires issuers to follow recognized international standards that will help to build a liquid and transparent green mortgage bond market. The program is also in line with the modification of the MFAR; therefore, the NBH can encourage the issuance of green mortgage bonds on both the demand and supply sides. The NBH expected to review the program when the HUF200 billion purchase volume has been reached. In addition to the launch of the Green Mortgage Bond Purchase Program, the Monetary Council also decided to re-launch the Mortgage Bond Rollover Facility for mortgage bonds without green rating that would help to preserve market stability. On August 2, 2021, the NBH published the technical conditions of the Green Mortgage Bond Purchase Program and the Mortgage Bond Rollover Facility.

To further encourage green mortgage lending, the NBH launched the Green Home Program in October 2021, with a total limit of HUF200 billion as part of the Funding for Growth Scheme. As in the previous phases of the FGS, the MNB will provide refinancing operations to credit institutions at 0% interest, which will be lent to residential customers at a maximum of a 2.5% fixed interest rate until the end of the maturity period. Under the scheme, loans of up to HUF70 million and a maximum term of 25 years can be granted for construction or purchases of new, highly energy-efficient residential real estates.

To promote green mortgage bond issuances and thereby support the construction and purchase of new and modern residential real estate, the NBH expects to purchase fixed-rate mortgage bonds with a green rating in accordance with international standards, denominated in HUF and issued with an original maturity of at least 5 years on the primary and secondary markets from August 2, 2021 onwards. To increase transparency in the green securities market, the NBH expects issuers and banks participating in the program to publish regular sustainability reports and to develop customer information practices on green aspects, in addition to the market making obligations applied in the previous mortgage bond purchase program.

The NBH also decided to amend the collateral management system in line with the NBH’s Green Monetary Policy Toolkit Strategy. The most important change to the collateral management system is that the NBH will apply preferential haircuts for green securities from September 1, 2021 onward. The change in collateral management practices can strengthen financial stability and provide a further demand-side stimulus to the green asset market. In addition, due to the recent increase in central bank liquidity, the NBH will cease to accept shares or units of investment funds as collateral from September 1, 2021 onward. This adjustment is not expected to affect the collateral management of banks, as the role of shares and units of investment funds in collateral management practices had remained negligible in recent months.

On April 5, 2022, the Monetary Council decided to tighten certain requirements applicable to eligible homes in the Green Home Program In order to support the wider use of higher quality green mortgage bonds, the Council decided to tighten the terms on the Green Mortgage Bond Purchase Program as well.

More than HUF 135 billion in loan agreements have been concluded since the launch of the Green Home Program in October 2021. The volume of loan applications submitted to banks exhausted the total amount of HUF 200 billion available under the Program. In view of the strong demand for Green Home Loans and environmental sustainability issues, the Monetary Council decided to raise the overall amount allocated to the Green Home Program by HUF 100 billion. Energy performance requirements for properties eligible for funding were also tightened. While continuing to require a ‘BB’ energy efficiency rating, the upper limit for the primary energy consumption of homes was lowered from 90 kWh/m2/year to 80 kWh/m2/year. The program has provided funding for the construction of several thousand new homes in the period since its launch and will contribute to the expansion of the green property supply over the longer term.

The primary objective of the Green Mortgage Bond Purchase Program was to create a domestic green mortgage bond market and to implement the best international practices. The initial objectives set at the start of the program were met and the foundations for the new market segment in Hungary were laid. The NBH’s next objective is to encourage the issuance of higher quality green mortgage bonds by tightening the program requirements.

Monetary Policy

As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation margin. See “Exchange Rate Policy.” The inflation target was set at 3% for each year following 2006. On March 24, 2015, after a scheduled review of the NBH’s inflation target, the Monetary Council decided to improve the flexibility of the inflation targeting regime by designating a ±1 percentage point tolerance band while maintaining the inflation target defined as a 3% increase in the domestic Consumer Price Index published by the HCSO. In line with past practice, the NBH publishes an assessment of performance in meeting the inflation target each year in its Annual Report.

On July 23, 2013, the governor of the NBH, Mr. György Matolcsy, announced that the Monetary Council of the NBH would provide forward guidance regarding interest rate policy. The Monetary Council of the NBH will consider (i) mid-term inflation prospects, (ii) financial stability and (iii) growth prospects in conducting interest rate policy.

On September 18, 2018, the Monetary Council announced that the NBH was also prepared for the gradual normalization of monetary policy and that the set of unconventional instruments affecting short-term yields would be simplified.

The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band was its two-week, and, since September 2015, its three-month, deposit facility. The NBH periodically accepted unlimited two-week and three-month deposits at the central bank base rate (i.e., the main official interest rate). The two-week deposit instrument was terminated in April 2016. In October 2016, the NBH began limiting the amount of bids by banks accepted at the three-month deposit tender. Subsequently, the three-month central bank deposits were terminated in December 2018.

Since then, required reserves have been the NBH’s main policy instrument. The NBH adjusts the monetary conditions necessary to achieve the inflation target in a sustainable manner by creating an optimal combination of two of its instruments: swaps providing forint liquidity and the interest rate corridor.

As part of the fine-tuning of the unconventional policy instruments affecting long-term yields, the Monetary Council decided to phase out its monetary policy interest rate swap (“MIRS”) tenders and its mortgage bond purchase program as of the end of 2018. The Funding for Growth Scheme Fix (“FGS fix”) was introduced in 2019 as planned. See “–Funding for Growth Scheme” for greater detail about the FGS fix.

On April 1, 2020, the NBH announced that it would hold one-week deposit auctions on a weekly basis, where the interest rate offered would be the central bank base rate of 0.9%. The first auction took place on April 2, 2020.

On November 16, 2021, the Monetary Council announced that the NBH must be able to respond quickly and flexibly to risks in the financial and commodity markets by setting the interest rate on one-week central bank deposits above the central bank base rate.

The following table sets forth the amount of one-week deposits as of the end of the periods indicated:

Table 31: Stock of One-Week Deposits

Stock as of end of the month
HUF billions
April 2020	671.50
May 2020	1,066.30
June 2020	1,646.40
July 2020	2,321.70
August 2020	2,049.40
September 2020	1,925.00
October 2020	2,340.10
November 2020	2,907.70
December 2020	3,049.00
January 2021	4,132.00
February 2021	5,132.80
March 2021	3,784.30
April 2021	4,738.50
May 2021	4,938.60
June 2021	4,372.40
July 2021	5,628.19
August 2021	5,937.59
September 2021	5,157.20
October 2021	6,755.98
November 2021	7,723.28
December 2021	6,447.28
January 2022	9,761.48
February 2022	10,201.22
March 2022	7,894.18
April 2022	10,070.48
May 2022	9,474.10
June 2022	7,262.80
July 2022	8,580.80
August 2022	9,799.53

Source: NBH

According to the Quarterly Report on Inflation (the “Report on Inflation”) published on June 30, 2022, there is a high probability that the 2022 and 2023 inflation targets will not be achieved. In the Report on Inflation, the NBH estimated that the average annual inflation for 2022 would be between 11.0% and 12.6%, exceeding the 3% long-term inflation target rate. The inflation rate is projected to decrease to the range between 6.8% and 9.2% in 2023, still exceeding the 3% long-term inflation target rate. The inflation rate is projected to decrease further to the range between 2.5% and 3.5% in 2024, which is in line with the 3% long-term inflation target rate.

Interest Rate Policy

The following table sets forth changes of the central bank base rate, the interest rate on the overnight deposit facility and the overnight interest rate on collateralized loans:

Table 32: Selected Interest Rates

	Central bank base rate	Interest rate on overnight collateralized loan	Interest rate on overnight deposit

	percent
Date
September 25, 2015	1.35	2.10	0.10
March 23, 2016	1.20	1.45	(0.05)
April 27, 2016	1.05	1.30	(0.05)
May 25, 2016	0.90	1.15	(0.05)
October 26, 2016	0.90	1.05	(0.05)
November 23, 2016	0.90	0.90	(0.05)
September 20, 2017	0.90	0.90	(0.15)
December 19, 2018	0.90	0.90	(0.15)
March 27, 2019	0.90	0.90	(0.05)
April 8, 2020	0.90	1.85	(0.05)
June 24, 2020	0.75	1.85	(0.05)
July 22, 2020	0.60	1.85	(0.05)
June 23, 2021	0.90	1.85	(0.05)
July 28, 2021	1.20	2.15	0.25
August 25, 2021	1.50	2.45	0.55
September 22, 2021	1.65	2.60	0.70
October 20, 2021	1.80	2.75	0.85
November 17, 2021	2.10	3.05	1.15
December 1, 2021	2.10	4.10	1.60
December 15, 2021	2.40	4.40	2.40
January 26, 2022	2.90	4.90	2.90
February 23, 2022	3.40	5.40	3.40
March 9, 2022	3.40	6.40	3.40
March 23, 2022	4.40	7.40	4.40
April 27, 2022	5.40	8.40	5.40
June 1, 2022	5.90	8.90	5.90
June 29, 2022	7.75	10.25	7.25
July 13, 2022	9.75	12.25	9.25
July 27, 2022	10.75	13.25	10.25
August 31, 2022	11.75	14.25	11.25

Source: NBH

The NBH reduced the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate.

After 2009, the interest rate corridor around the central bank base rate had been plus or minus 100 basis points. As a result, for the NBH’s counterparties, the interest rate on the overnight deposit facility was 100 basis points lower, and on the overnight collateralized loan it was 100 basis points higher than the central bank base rate. On September 24, 2015, the Monetary Council announced that effective September 25, 2015, the interest rate corridor was shifted downwards. Since then, the Monetary Council has modified the interest rate corridor around the central bank base rate several times.

Effective as of June 24, 2020, the Monetary Council lowered the central bank base rate from 0.90% to 0.75%, kept the overnight deposit rate unchanged at (0.05)%, and kept the overnight and the one-week collateralized lending rates at 1.85%. Effective as of July 22, 2020, the Monetary Council lowered the central bank base rate from 0.75% to 0.60%, kept the overnight deposit rate unchanged at (0.05)%, and kept the overnight and the one-week collateralized lending rates at 1.85%.

In addition, the Monetary Council decided to reallocate between its instruments affecting longer-term maturities, i.e. its long-term collateralized lending instruments and government securities purchases. Consequently, the NBH will purchase limited amounts of government securities in the segment of over 15-year maturities. In addition to improving the transmission of monetary policy, this measure is intended to support an extension in the maturity structure of government debt.

On June 22, 2021, the Monetary Council announced that, in order to ensure price stability, prevent the lasting effects of inflation risks and anchor inflation expectations, it would carry out a cycle of interest rate hikes until the outlook for inflation stabilizes around the central bank target and inflation risks become evenly balanced. According to the Monetary Council’s assessment, an increase in the one-week deposit instrument to 0.90% of the base rate was warranted.

Effective as of June 23, 2021, the Monetary Council increased the central bank base rate from 0.60% to 0.90%, kept the overnight deposit rate unchanged at (0.05)%, and kept the overnight and the one-week collateralized lending rates unchanged at 1.85%.

On July 27, 2021, the Monetary Council announced that upside risks to the outlook for inflation had generally increased. In order to ensure price stability, prevent second-round inflationary effects and anchor inflation expectations, the Monetary Council tightened monetary conditions further by several steps, including an increase in the central bank base rate by 30 basis points from 0.90% to 1.20%, an increase in the overnight deposit rate from (0.05%) to 0.25%, and an increase in the overnight and the one-week collateralized lending rates from 1.85% to 2.15%. The Monetary Council also considered a 30 basis point increase in the interest rate corridor to be justified. Additionally, the NBH continues to set the one-week deposit rate at weekly tenders. According to the Monetary Council’s assessment, an increase in the interest rate on the one-week deposit instrument by the same amount as the base rate was warranted. Finally, the Monetary Council discontinued the use of the long-term collateralized lending facility.

Effective as of August 25, 2021, the Monetary Council increased the central bank base rate from 1.20% to 1.50%, the overnight deposit rate from 0.25% to 0.55%, and the overnight and the one-week collateralized lending rates from 2.15%. to 2.45%.

Effective as of September 22, 2021, the Monetary Council increased the central bank base rate by 15 basis points to 1.65%.

Effective as of October 20, 2021, the Monetary Council increased the central bank base rate by 15 basis points to 1.80%.

On November 16, 2021, the Monetary Council announced that it would raise the central bank base rate by 30 basis points to 2.10% effective as of November 17, 2021. In addition, the NBH announced that it would cease to use the FX swap facility providing forint liquidity in order to reduce the liquidity in the banking system.

On November 30, 2021, the Monetary Council decided that it would widen the interest rate corridor by increasing the overnight deposit rate to 1.60% and the overnight and the one-week collateralized lending rates to 4.10%, effective December 1, 2021.

On December 14, 2021, the Monetary Council announced that it would raise the central bank base rate by 30 basis points to 2.40%.

Effective as of January 26, 2022, the Monetary Council announced that it would raise the central bank base rate by 50 basis points to 2.90%.

On February 22, 2022, the Monetary Council announced that it would raise the central bank base rate by 50 basis points to 3.40% effective as of February 23, 2022. In addition, the NBH announced that it would phase out the preferential deposit facility, a supplementary instrument under which banks were able to place part of their liquidity in excess of the amount of required reserves on their current accounts at the NBH’s central bank base rate, effective April 1, 2022.

Effective as of March 9, 2022, the Monetary Council raised each of the overnight and one-week collateralized lending rates by 100 basis points to 6.40%.

Effective as of March 23, 2022, the Monetary Council raised the central bank base rate by 100 basis points to 4.40%.

Effective as of April 27, 2022, the Monetary Council raised the central bank base rate by 100 basis points to 5.40%.

Effective as of June 1, 2022, the Monetary Council raised the central bank base rate by 50 basis points to 5.90%.

Effective as of June 29, 2022, the Monetary Council raised the central bank base rate by 185 basis points to 7.75%.The Monetary Council also increased the overnight deposit rate by 135 basis points to 7.25% and the overnight and the one-week collateralised lending rates by 135 basis points to 10.25%.

Effective as of July 13, 2022, the Monetary Council raised the central bank base rate by 200 basis points to 9.75%.The Monetary Council also increased the overnight deposit rate by 200 basis points to 9.25% and the overnight and the one-week collateralised lending rates by 200 basis points to 12.25%.

Effective as of July 27, 2022, the Monetary Council raised the central bank base rate by 100 basis points to 10.75%.The Monetary Council also increased the overnight deposit rate by 100 basis points to 10.25% and the overnight and the one-week collateralised lending rates by 100 basis points to 13.25%.

Effective as of August 31, 2022, the Monetary Council raised the central bank base rate by 100 basis points to 11.75%.The Monetary Council also increased the overnight deposit rate by 100 basis points to 11.25% and the overnight and the one-week collateralised lending rates by 100 basis points to 14.25%.

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Table 33: Selected Interest Rates

	As of December 31,
	2017	2018	2019	2020	2021

	(percent)
Central bank base rate	0.90	0.90	0.90	0.60	2.40
Real rate(1)	(1.2)	(1.8)	(3.0)	(2.0)	(4.7)

Sources: HCSO, NBH

Note:

(1)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) – 1, where interest rates are expressed as decimal numbers.

Minimum Reserves System

The NBH introduced a minimum reserves system in 1987. Since May 1, 2004 (the date of Hungary’s accession to the EU), the interest on minimum reserves has been equal to the prevailing central bank base rate. As a result, the profitability of banks increased, and the indirect taxation of banks was eliminated in accordance with the guidelines of the ECB. Required reserves are equal to the product of the reserve base and the chosen reserve ratio.

On December 1, 2015, the reserve ratio was set at 2% and, on December 1, 2016, the reserve ratio was reduced to 1%.

On March 24, 2020, the Monetary Council exempted domestic counterparty credit institutions from the reserve requirement. Subsequently, effective on October 1, 2020, the sanctions on reserve deficiency were reinstated.

Exchange Rate Policy

On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides the NBH with better conditions to achieve its inflation target and, therefore, to meet the nominal convergence criteria to enter into the European Exchange Rate Mechanism II (“ERM II”).

Money Supply

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by monetary policy.

The following table provides information about the composition of the money supply as of the dates indicated:

Table 34: Money Supply

	As of December 31,					As of July 31,
	2017	2018	2019	2020	2021	2022

	(HUF billions)
M1(1)	19,360	21,971	24,531	30,264	34,915	34,182
M2(2)	22,405	25,212	27,610	33,496	38,870	41,203
M3(3)	22,928	25,637	27,724	33,563	39,017	41,417

Source: NBH

Notes:

(1)	Consists of currency in circulation outside monetary financial institutions plus overnight deposits.
(2)	Consists of M1 plus deposits with fixed terms of up to two years.
(3)	Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.

Following the decline of the global economy in 2008, the NBH promoted a monetary policy to bolster Hungary’s domestic banking sector. It has introduced new instruments to provide forint and foreign currency liquidity. The NBH also broadened the range of eligible collateral for bank operations and reduced the mandatory reserve ratio. Other contributory factors to the continuing financial stability of the domestic banking sector include access to liquidity resulting from the financial support package provided by the IMF and the EU, as well as the financial commitment provided by foreign banks to their Hungarian bank subsidiaries.

Funding for Growth Scheme

Following the Monetary Council’s decision at its meeting on April 4, 2013, the Governor of the NBH announced the launch of the Funding for Growth Scheme. The Funding for Growth Scheme consisted of three pillars.

Under the first pillar, the NBH stood ready to provide collateralized refinancing loans to its monetary policy counterparties up to a total amount of HUF250 billion over a period of three months (from June 1, 2013 to August 30, 2013). The refinancing loans could be collateralized—with a haircut—by the loans that the credit institutions lend to SMEs under the Funding for Growth Scheme. The interest rate was 0% over the term of the loan. The counterparties of the NBH had equal conditions of access to the refinancing loan facility, and participation in the scheme was voluntary. Credit institutions wishing to participate in the first pillar were allowed to lend further preferential financing from the NBH to SMEs by charging an interest rate margin of a maximum of 2.5%. The interest rate margin was required to include all fees and commissions as well as the costs of a potential credit guarantee. The initial maturity of refinancing loans provided to credit institutions was a maximum of 10 years and was equal to the term of the loans to be provided to SMEs, which credit institutions were free to tailor to the needs of borrowers. SMEs were allowed to use preferential rate loans exclusively to finance investment, to invest in working capital, contribute to and prepay EU financial support and to redeem such loans. In the case of redemption, the preferential loans could have been claimed not only at the bank that lent the existing loan but at all of the credit institutions taking part in the Funding for Growth Scheme.

Under the second pillar of the Funding for Growth Scheme, the NBH provided refinancing loans to convert foreign currency loans of SMEs into forint loans. The parameters of the refinancing facility and the conditions to access were identical to those described above for the first pillar. If a loan for early repayment was taken out at the same bank where the enterprise had its foreign currency loan, the NBH provided foreign currency to the bank at market rates from its foreign exchange reserves, in order to prevent the purchase of foreign currency from resulting in volatility of the forint exchange rate. The credit institutions had to commit to use the foreign currency purchased from the NBH to repay their short-term external liabilities. As a result of the foreign currency conversion by the NBH, the short-term foreign currency debt and foreign exchange reserves of the country declined to the same extent and Hungary’s reserve adequacy remained unchanged.

The aim of the third pillar of the Funding for Growth Scheme was to reduce Hungary’s gross external debt and the outstanding stock of two-week NBH bonds. The two main instruments to achieve this goal were (i) the NBH’s entering into FX swaps using its foreign exchange reserves and (ii) increased forint financing in the public sector.

On September 11, 2013, the Monetary Council decided to extend the Funding for Growth Scheme through a second phase. According to the decision, additional funds would be allocated in the amount of HUF500 billion, and the Monetary Council could increase the amount to HUF2,000 billion taking into account the macroeconomic and credit conditions and financial market environment.

On September 2, 2014, the Monetary Council announced an extension of the second phase of the Funding for Growth Scheme from HUF500 billion to HUF1,000 billion.

As of December 31, 2015, credit institutions participating in the second phase of the Funding for Growth Scheme had entered into contracts for a cumulative total amount of HUF1,402.1 billion. Of this amount, credit institutions had disbursed HUF1,330.5 billion to SMEs as of December 31, 2015.

On February 18, 2015, the NBH announced the extension of the Funding for Growth Scheme (this new extension, “FGS+”). As part of its monetary policy instruments, the NBH provided liquidity to credit institutions against eligible collateral under the FGS+. Counterparties used this refinancing to expand their lending to SMEs, while the NBH assumed SME credit risk from credit institutions for a limited time and to a limited extent and amount. Under the FGS+, the NBH assumed 50% of credit losses from credit institutions, but only for up to a five-year period and maximum annually of 2.5% of the loans outstanding of the participating individual credit institutions.

On April 22, 2015, the Monetary Council extended the deadline to draw down the loans allocated in the Funding for Growth Scheme and the FGS+ to December 31, 2016. In addition, the fee for credit enhancing guarantees was not included in the loan yield maximum of 2.5%.

On October 13, 2016, the NBH announced that it would reallocate HUF60 billion, originally allotted to the second pillar, to the third phase of the Funding for Growth Scheme. Participating credit institutions were entitled to draw down the reallocated amount in the first or the second pillar providing local or foreign currency denominated loans. The draw-down period for loans in the second phase of the Funding for Growth Scheme and FGS+ was extended by six months to June 30, 2017, and the draw-down period for loans in the third phase of the Funding for Growth Scheme was extended to June 29, 2018.

On March 31, 2017, the Funding for Growth Scheme was terminated. From January 1, 2016 to March 31, 2017, credit institutions participating in the third phase of the FGS concluded contracts for a total amount of HUF685 billion, in 21,766 transactions with 13,934 enterprises. The total loan stock effectively outstanding – that is the loan amount not including repaid installments and undrawn parts – amounted to HUF442 billion. Between June 2013 and March 2017, 39,253 enterprises obtained financing amounting to almost HUF2,811 billion in the three phases of the FGS and the FGS+ altogether.

On September 18, 2018, the Monetary Council announced the introduction of the FGS fix, which went into effect in 2019. The NBH sterilizes the liquidity provided under this program by a preferential deposit facility bearing interest at the central bank base rate. The Monetary Council launched the FGS fix with a total amount of HUF1,000 billion in early 2019. In terms of its most important parameters and operation, the new scheme was identical to the previous phases of the Funding for Growth Scheme. On June 2, 2020, the NBH announced that credit institutions participating in FGS fix had concluded loan or leasing contracts in the amount of HUF564 billion as of May 29, 2020. The outstanding amount was HUF405 billion.

On April 20, 2020, as part of its response to the economic effects of the COVID-19 pandemic, and to ensure access to required, affordable funding for domestic small and medium-sized enterprises, the Monetary Council announced the launch of the Funding for Growth Scheme Go! (“FGS Go!”), raising the allocation amount under the FGS fix by HUF1,000 billion. Including the HUF500 billion undrawn under the FGS fix, the NBH made available up to HUF1,500 billion to lend to the SME sector at a low cost under the FGS Go! program. This new scheme operated identically to the previous phases of the Funding for Growth Scheme. Further, the NBH announced an interest rate of 4% (higher than the base rate) for additions to the stocks of loans and bonds made after April 7, 2020 under the FGS Go! program. On November 17, 2020, the Monetary Council announced that the utilization of the FGS Go! exceeded HUF 1,000 billion by mid-November; therefore, the Monetary Council raised the total amount of the program by another HUF 1,000 billion. On June 22, 2021, the Monetary Council announced that, with the exhaustion of the HUF3,000 billion available, the NBH would end the FGS Go! program.

Growth Supporting Program

In January 2016, the NBH launched its Growth Supporting Program (“GSP”) designed to help domestic banks return to market-based financing by gradually phasing out the Funding for Growth Scheme and by announcing a new Market-Based Lending Scheme (“MLS”) providing a positive incentive for banks to boost their lending. In the preparatory phase of the GSP, several rounds of constructive consultations were held between the Hungarian Banking Association and the NBH. The NBH took into account banks’ suggestions falling within the central bank objectives and incorporated a large part of them into its program.

As a result of the above programs, the volume of corporate and targeted SME loans was expected to increase by HUF250–400 billion in 2016. The banks participating in the MLS were to undertake a specified quantity of lending, thereby making it possible to draw a distinction between those banks that are active participants and those that are passive participants in the credit market.

As part of the GSP, the NBH launched the third, phasing-out stage of FGS+, consisting of two pillars. Within this framework, domestic SMEs had the opportunity to borrow from banks in the period from early January 2016 to the end of December 2016. Both pillars were announced with an overall amount of HUF300 billion. Under the first pillar, the NBH provided refinancing for credit institutions at a 0% interest rate, similar to the previous two phases, which they could on-lend to enterprises at a maximum 2.5% interest rate. Compared with the second phase, the range of credit objectives was reduced and the maximum amount of loans was lowered to HUF1 billion, in order to ensure that the new funding limit allowed for as wide as possible a range of smaller participants to implement their investment projects. Under the second pillar, the NBH aimed to manage market distortions in long-term foreign currency lending, as enterprises with mainly foreign currency revenues have so far had only limited access to the scheme, while they have had access to financing on more unfavorable terms relative to their foreign competitors. The NBH also provided funding to credit institutions at a 0% interest rate, which it converted into Euros against its foreign exchange reserves in the form of a market-priced currency swap. Credit institutions were able to on-lend the funds they receive under the scheme to SMEs with natural foreign currency hedging at a maximum 2.5% interest rate.

On August 24, 2021, the Monetary Council announced that it would begin gradually withdrawing the GSP while considering the maintenance of market stability. In the future, the Monetary Council did not plan to set a revision limit applicable to the entire stock purchased under the program. Instead, the Monetary Council planned to set a target amount for weekly purchases.

As a first step in the gradual withdrawal of the GSP, the NBH’s purchases decreased from a weekly amount of HUF60 billion to HUF50 billion beginning the week of August 23, 2021. The NBH also began reducing purchases of shorter-term government securities. The NBH did not sell the stock of government securities on its balance sheet; instead, purchased government securities are expected to be held to maturity. During the gradual withdrawal of the GSP, the NBH will continue to use the program, taking a flexible approach to changing the quantity and structure of weekly purchases, to the extent and for the time necessary. In the Monetary Council’s assessment, a stable liquidity position in the government securities market remains crucial from a monetary transmission perspective; therefore, the NBH stands ready to temporarily raise the volume of weekly purchases at any given time to maintain market stability.

Swaps

In June 2014, the NBH introduced a forint interest rate swap facility, which enabled the counterparties of the NBH to mitigate the interest rate risk of long-term forint-denominated assets newly purchased or held.

The NBH also maintains an asset swap facility. Under this facility, the counterparties of the NBH are able to obtain foreign currency-denominated securities providing euro denominated securities accepted as collateral by the Eurosystem, which improves access to foreign exchange liquidity.

On July 7, 2015, the NBH announced the introduction of an interest rate swap facility with ten-year maturity, in addition to the three and five-year maturities already available. The NBH decided to extend the maturity of interest rate swaps after consultations with banks. The longer-maturity interest rate swap was intended to fit easily into the self-financing scheme and was expected to contribute to the stabilization of government debt financing. As of July 7, 2015, the outstanding amount of swaps used by the majority of banks was nearly HUF550 billion. Demand for interest rate swaps increased again following the announcement of changes to the NBH’s monetary policy instruments. Banks have not only increased their holdings of government securities in return for the use of the NBH interest rate swap, but have also undertaken to maintain their existing government securities holdings for a sustained period.

On September 20, 2016, the NBH announced the introduction of two new monetary policy instruments for fine-tuning the liquidity on the interbank market, to be used on an ad hoc basis after October 2016. The two new instruments were an overnight deposit instrument that pays the central bank base rate and a forint liquidity providing swap instrument allocated in a competitive tender.

On March 16, 2020, the NBH announced that it would conduct FX swap auctions on a daily basis. In addition to the 1, 3, 6 and 12-month tenders announced every Monday, the NBH will also announce one-week FX swap tenders providing forint liquidity on a daily basis from March 17, 2020 until further notice in order to maintain the appropriate level of liquidity for the banking sector and to smooth liquidity developments.

On September 8, 2020, the NBH announced a swap instrument providing foreign currency liquidity, with the intention of reducing the volatility of domestic FX swap market yields at the end of the quarter and to achieve yields in line with the level of short-term rates set by the Monetary Council. In addition to the regular announcement of swap tenders providing forint liquidity, the NBH also expressed that swap tenders providing central bank foreign currency liquidity will be introduced as necessary to facilitate monetary policy transmission.

On September 18, 2020, and on September 25, 2020, the NBH held FX swap tenders providing euro liquidity. The NBH accepted allocated bids in the amount of EUR1.1 billion.

On September 30, 2020, the NBH announced that no bids had been received on FX swap tenders held on September 29, 2020 and September 30, 2020. Due to the activity of the NBH, unlike the previous quarter-ends, no tensions were detected in the swap market.

On November 16, 2021, the Monetary Council announced that it would cease to use the FX swap facility providing forint liquidity in order to reduce the liquidity in the banking system.

On March 22, 2022, the NBH announced that it had been actively using its swap instrument since the beginning of March 2022 to provide foreign currency liquidity.

During the course of the years 2020 and 2021, the NBH conducted fine-tuning FX swap tenders. The following table sets forth the monthly data of FX swaps used for fine-tuning the liquidity on the interbank market:

Table 35: FX Swaps

Accepted amounts
(HUF Billions)
2020
January	173.6
February	136.0
March	541.3
April	315.7
May	246.5
June	279.6
July	41.3
August	214.2
September	106.1
October	167.4
November	239.0
December	134.9
2021
January	43.2
February	61.8
March	46.4
April	164.3
May	145.5
June	35.9
July	0.0
August	58.5
September	26.4
October	0.0
November	0.0
December	0.0

Source: NBH

Regulations to Enhance Financial Stability

In December 2009, the Government introduced regulatory changes in an effort to enhance financial stability through more stringent regulation of the financial sector and lending practices. The Government implemented the following regulatory reforms:

•	Legislation on strengthening the institutional framework for financial supervision was approved by Parliament in December 2009. In line with this legislation, the HFSA was upgraded to an autonomous institution accountable to Parliament and controlling its own budget and human resources (including recruitment and lay-off of employees). Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister responsible for regulation of financial, capital and insurance markets (which was the Minister for National Economy, and is now the Minister of Finance). Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government level on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days, or to publicly explain the rationale for disagreeing with the proposal. When the NBH became effective on October 1, 2013, it assumed the role of the HFSA. The members of the FSC became the Governor of the NBH (as chairman), the Deputy Governors of the NBH and the directors designated by the Governor of the NBH. The representative of the Minister of Finance (previously the representative of the Minister for National Economy) and other external experts are invited by the Governor participate in meetings of FSC. The FSC holds meetings once every two months and may schedule additional meetings as needed.

•	A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by Parliament in December 2009. These amendments, among other things, establish a regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (i.e., the capital adequacy ratio falling below 4%), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions. As described above, this role is now undertaken by the NBH.

•	Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly installments for foreign currency loans than for forint loans.

Mortgage Lending Regulations

Based on decisions by the Monetary Council, since 2014, the NBH has been helping the Hungarian banking system phase out household foreign currency loans, including their settlement and conversion into Hungarian forint, in order to overcome unfair applications of foreign exchange spreads which increased the payments required under such loans.

Exchange rate risk no longer places a burden on households and, indirectly, on the banking sector. However, significant liquidity risks have arisen in the banking sector as a side effect of the conversion. The reason for this is that the overwhelming majority of mortgage loans converted into forint have maturities of more than ten years, while the banking sector’s forint liabilities, typically in the form of deposits, have maturities of less than one year. To reduce the maturity mismatch, the NBH introduced the Mortgage Funding Adequacy Ratio (“MFAR”), a prospective requirement for banks to issue long-term securities, which may appear in the market mainly in the form of mortgage bonds, in 2016.

The new ratio is defined on a consolidated level as forint liabilities backed by household mortgage loans (e.g. mortgage bonds, other securities backed by household mortgage loans and refinancing mortgage loans extended by a mortgage bank) divided by the net stock of residential forint mortgage loans with residual maturity of more than one year. The required minimum level for the MFAR was initially set at 15%, i.e. at least 15% of mortgage loans were required to be financed by long-term liabilities. As of October 1, 2018, the Financial Stability Council increased the required minimum level of the MFAR from 15% to 20%.

On January 11, 2019, the NBH announced a revision of the MFAR regulation. In addition to raising the required MFAR level to 25%, the amendment increased the required minimum maturity of accepted funds to three years and strengthened the quality requirements of eligible mortgage bonds. The amendments went into effect in two phases, with the first phase becoming effective on February 1, 2019, and the second phase becoming effective on October 1, 2019.

On July 1, 2021, the NBH revised its regulation on the MFAR so that green mortgage-backed funds with an original maturity of more than five years could be taken into account with a weight of 1.5 (a more preferential weighting) when calculating the MFAR. This revision could steer issuances towards green mortgage bonds, which would support the greening of mortgage loan portfolios that serve as cover assets for these. With respect to the classification of mortgage bonds as “green”, the NBH requires banks to follow widely accepted and internationally employed standards to support banks’ adjustment and investor orientation.

In addition to the preferential treatment of green mortgage-backed funds, the FSB also made the following changes in the regulation supporting the reduction of the sector-level HUF maturity mismatch: raising the required minimum level of the ratio from 25% to 30%, expecting newly issued mortgage bonds to be listed on a stock exchange, and reintroducing the restrictions on cross-ownership of mortgage bonds by banks that was suspended because of the COVID-19 pandemic in an amended form, from which a discount may be obtained in the case of ownership for market making purposes. These changes are expected to take effect on October 1, 2022, in order to ensure adequate preparation time for banks.

In order to prevent excessive household indebtedness and a renewed build-up of foreign currency loans in the future, the NBH introduced a debt cap regulation on January 1, 2015. Under the debt cap regulation, the payment-to-income ratio (“PTI”) limits the maximum initial debt-servicing burden as a percentage of customers’ regular legal income, thereby moderating the accumulation of household debt. The loan-to-value ratio (“LTV”) caps the maximum amount of secured household lending (e.g., mortgage loans) as a percentage of the value of collateral (the value of the property).

Banks are required to calculate the PTI ratio for all new borrowing (consumption loans, mortgage loans, car loans, etc.) in excess of HUF200,000. The ratio takes into account repayment amounts in respect of all existing loans of the borrower; and only proven net income (wage, pension, family allowance, etc.) can be included in disposable income. Initially, the PTI ratio for all new forint loans taken out after January 1, 2015 could not exceed 50% and, for high-income borrowers (i.e., for those with a HUF400,000 net salary or above), it could not be higher than 60%. If there is more than one debtor, incomes and debt burdens are treated on an aggregate basis. Due to the laxer limits applied to forint loans, the new regulation presumably will not lead to a cut-back on lending; however, if an excessive increase in household borrowing is perceived by the NBH, the limits can be tightened at any time. PTI limits on euro and other foreign currency loans are much stricter, in order to offset the negative effects of potential exchange rate depreciation: 25% and 10% and, for higher-income customers, 30% and 15%, respectively.

On June 18, 2018, the NBH’s Financial Stability Board (“FSB”) modified the debt cap rules relating to the PTI. Such modifications stipulated that, from October 1, 2018, the amount of monthly installments of HUF-denominated mortgage loans with interest rate fixing periods of less than five years may not exceed 25% – or in the case of monthly income above HUF500,000, 30% – of borrowers’ regular monthly net income. The ratios for mortgage loans with interest rate fixing periods of more than five years but less than ten years may be 35% and 40%, respectively. Due to the lower interest rate risk, PTI limits on forint mortgage loans with interest rates initially fixed at least for ten years or for the full term of the loan were left unchanged at 50% and 60%, respectively. In the case of lending in currencies other than HUF, lower limits must also be applied to mortgage loans with shorter interest rate fixing periods. Simultaneously, the preferential 85% weight calculation currently used for installments of mortgage loans with interest rate fixing periods of at least five years was withdrawn.

The following table sets forth the PTI rules effective from October 1, 2018:

Table 36: PTI Rules

	Interest rate fixation period
	Less than five years	At least five years, but less than ten years	At least ten years or fixed for the whole term
PTI limits for HUF mortgage loans
Monthly net income below HUF 400,000	25%	35%	50%
Monthly net income at least HUF 400,000	30%	40%	60%

Source: NBH

Loan-to-Value Ratios

Required LTV ratios have been transposed into the NBH Decree in order to ensure the continuity of the regulation. The NBH consulted with the ECB, which, in its opinion issued on June 23, 2014, gave a positive assessment of the contents of the draft Decree and its expected contribution to strengthening the stability of the domestic financial system. The NBH also consulted with market participants, and several remarks were incorporated into the draft regulation, thereby facilitating the smooth application of the Decree in the future.

The following table sets forth the required ratios under the NBH Decree:

Table 37: Required Loan-to-Value Ratios

		HUF	EUR	Other currency
	Under HUF400,000 monthly income	50%	25%	10%
PTI	At HUF400,000 monthly income or above	60%	30%	15%
	Mortgage lending	80%	50%	35%
LTV(1)	Car loans	75%	45%	30%

Source: NBH

Note:

(1)	LTV caps 5 percentage points higher can be applied to financial leasing.

Foreign Funding Adequacy Ratio

The foreign funding adequacy ratio (“FFAR”) was introduced on July 1, 2012, in order to mitigate liquidity risks. The NBH has revised the content of the FFAR, its required level and the range of financial institutions subjected to the regulation. The revision has resulted in a change in the required minimum level of the FFAR and provided for its gradual increase. The adequacy ratio was raised from 65% to 75% on July 1, 2014, and thereafter by 5 percentage points semi-annually to 100% by January 1, 2017. In addition to the revision of the required minimum level, the effect of the regulation has been extended to Hungarian branches of foreign credit institutions.

On July 7, 2015, the NBH introduced new decrees which enacted regulations intended to reduce external vulnerability. The NBH’s FSB adopted decrees tightening the FFAR and introducing the foreign exchange coverage ratio (“FECR”). After the tightening of the FFAR, outstanding swaps can no longer be included in the ratio. The new FECR regulation limits banks’ on-balance sheet currency mismatch to 15% of the balance sheet total, thereby reducing excessive reliance by banks on the swap market. These NBH decrees took effect on January 1, 2016.

On June 29, 2018, the NBH announced a modification of the regulation on FFAR. The amendment, which took effect from July 1, 2018, was intended to help banks prepare for the imposition of future EU requirements.

As of March 19, 2020, for purposes of the FFAR calculation, weights attributed to liabilities with more than a one-year maturity are differentiated based on maturity. Additionally, the FECR was decreased from 15% to 10%.

Liquidity Coverage Requirement

On August 25, 2015, the NBH announced that it would accelerate implementation of the liquidity coverage requirement to help enhance the domestic banking sector’s shock-resilience. Credit institutions were required to comply with the requirement from April 1, 2016. As the requirement became effective, the balance sheet coverage ratio and the deposit coverage ratio ceased to function and were phased out from January 1, 2016.

The liquidity coverage requirement expects banks to hold a sufficient quantity and quality of liquid assets for the eventuality of a short-term (30-day) liquidity shock.

The following table sets froth the liquidity coverage ratio (LCR) as of the dates indicated:

Table 38: Liquidity Coverage Ratio

	As of December 31,					As of June 30,
	2017	2018	2019	2020	2021	2022

	(%)
LCR	192.2	186.8	163.6	219.7	214.3	194.4

	(HUF billions)
Liquidity Buffer	10,415	10,386	11,306	12,756	11,033	11,046
Net Liquidity Outflow	5,418	5,560	6,912	5,806	5,148	5,681

Source: NBH

Systemic Risk Buffer

On November 18, 2015, the NBH announced the introduction of the Systemic Risk Buffer (“SRB”) in order to manage the risk arising from the persistently high amount and institutional concentration of problem project loans posing a key financial stability risk. The rate of the SRB was set in proportion to each individual institution’s contribution to systemic risk, and derived from the ratio of problem project loans to the domestic Pillar 1 capital requirement. The SRB was applied individually, between 0 and 2% of total domestic risk-weighted assets, and credit institutions are required to build it up at consolidated level, from Common Equity Tier 1 (“CET1”) capital, in addition to other capital buffers. A ‘de minimis’ threshold was also introduced in order to take into account systematically relevant assets; as a result, institutions with problem project exposures below HUF5 billion are exempted from the SRB requirement.

The NBH set the SRB for institutions in the form of individual decisions in the final quarter of 2016. Institutions have been required to comply with the new capital buffer requirements from January 1, 2017 onward. This schedule was intended to allow adequate time for banks to accommodate, i.e. to effectively clean up their non-performing project loans. Even if the clean-up of portfolios did not take place, the additional capital requirement could strengthen the stability of the domestic financial intermediary system by improving the banks’ resilience to shocks. To the extent credit institutions swept out their problem portfolio by January 1, 2017, the new capital requirement was not binding for them. The NBH also held consultations with European authorities and market participants on these capital requirements.

On September 16, 2019, the Financial Stability Council of the NBH amended the SRB requirement, effective as of January 1, 2020. In the future, when calculating the capital requirement, the NBH will take into account not only problem project loans but also non-problem foreign currency project loans to prevent the potential re-emergence of systemic risks related to the unhealthy structure of commercial real estate project financing.

On December 16, 2019, the NBH announced that it would not require any credit institution to maintain an SRB after January 1, 2020.

As part of its COVID-19 mitigation measures, the NBH exempted exposure to commercial real estate loans from the SRB regulation through the end of 2020.

Capital Buffer Requirements

On December 15, 2015, the NBH introduced the countercyclical capital buffer, applicable to all credit institutions. The NBH did not observe excessive credit growth in the Hungarian banking system at that time, and thus set the countercyclical capital buffer rate to 0% from January 1, 2016. As of July 1, 2021, the countercyclical capital buffer rate remained unchanged at 0%, and the NBH announced its intention to maintain the countercyclical capital buffer rate of 0% after July 1, 2021.

On October 24, 2016, the NBH’s FSB decided to introduce the capital buffer requirement for other systemically important institutions. The NBH’s FSB identified eight Hungarian banks as other systematically important institutions. The capital add-on for systemically important institutions was introduced in a gradually increasing manner over a four-year period from 2017. The banks required to build the systemic risk buffer to mitigate risks in relation to problem project loans had to meet their obligations from July 1, 2017, i.e. six months later than originally scheduled. On March 30, 2020, the NBH set the capital buffer rates for other systematically important institutions to 0% from July 1, 2020, until the end of 2020.

On December 2, 2019, the NBH reviewed the list of other systemically important institutions domiciled in Hungary. The following table sets forth the capital buffer rates for those institutions in 2020:

Table 39: Capital Buffer Rates

Capital Buffer Rate
Institution	2020
OTP Bank Nyrt.	2.00%
UniCredit Bank Hungary Zrt.	1.00%
Kereskedelmi és Hitelbank Zrt.	1.00%
ERSTE BANK HUNGARY Zrt.	0.50%
Raiffeisen Bank Zrt.	0.50%
Magyar Takarékszövetkezeti Bank Zrt.	0.50%
MKB Bank Zrt.	0.50%
CIB Bank Zrt.	0.50%

Source: NBH

On December 1, 2020, the NBH reviewed the list of other systemically important institutions domiciled in Hungary. The following table sets forth the scheduling of capital buffer rates for other systematically important institutions:

Table 40: Revised Capital Buffer Rates

	Capital Buffer Rate
	2020-2021	2022	2023	2024
Institution		(expected)
OTP Bank Nyrt.	0.00%	0.50%	1.00%	2.00%
UniCredit Bank Hungary Zrt.	0.00%	0.25%	0.50%	1.00%
Kereskedelmi és Hitelbank Zrt.	0.00%	0.25%	0.50%	1.00%
ERSTE BANK HUNGARY Zrt.	0.00%	0.125%	0.25%	0.50%
Raiffeisen Bank Zrt.	0.00%	0.125%	0.25%	0.50%
MTB Magyar Takarékszövetkezeti Bank Zrt.	0.00%	0.125%	0.25%	0.50%
CIB Bank Zrt.	0.00%	0.125%	0.25%	0.50%
MKB Bank Zrt.	0.00%	0.125%	0.25%	0.50%

Source: NBH

Interbank Funding Ratio

On March 28, 2018, the Monetary Council announced the introduction of a targeted macroprudential measure, the Interbank Funding Ratio (“IFR”). The measure became effective from July 1, 2018. The ratio limits funds from financial corporations, weighted according to currency and residual maturity. The ratio considers all funding received from financial corporations, but exceptions and benefits ensure that the requirement does not materially affect normal banking operations. Based on available data as of March 30, 2018, the 30% upper limit effective from July 1, 2018, would not require adjustment for the overwhelming majority of financial institutions; it would nevertheless act as a barrier to the build-up of excessive reliance on wholesale funding.

Mortgage Bond Market Development

In 2010, the NBH implemented a mortgage bond purchase program as a new monetary policy tool to support the development of the domestic forint mortgage lending and mortgage bond. Under the program, the NBH purchased forint mortgage bonds and undertook regulatory initiatives to develop the domestic forint mortgage lending market.

On February 15, 2012, the NBH announced the introduction of (i) a two-year collateralized credit facility, (ii) a new universal mortgage bond purchase scheme, and (iii) an expansion of the range of eligible collateral, all to offset a weakening in banks’ lending capacity. According to the announcement, the NBH intended to provide two-year variable-rate refinancing to credit institutions at its prevailing policy rate against securities delivered as collateral. The conditions for the provision of such refinancing were designed to facilitate an expansion in bank lending to the corporate sector. The new instrument conforms to international practice adopted to offset a weakening in the banking sector’s lending capacity and allows banks to access financing at maturities of limited availability in the market without the need to pay a term premium on longer-term funding. By providing a long-term lending facility, the NBH expected to contribute to a strengthening in banks’ balance sheets through an improvement in the maturity match between assets and liabilities, and in turn, offset the decline in lending activity.

The NBH intended to promote lending to the household sector by introducing a universal mortgage bond purchase program. According to the statement, mortgage bonds are a key factor contributing to an improvement in the maturity match between assets and liabilities. In the view of the NBH, a universal structure for mortgage bond issuance may foster the development of a more efficient mortgage bond market. Additionally, by increasing the outstanding amount of mortgage bonds accepted as eligible collateral, the NBH expected to alleviate liquidity constraints potentially impeding lending to the corporate and household sectors through an increase in banks’ liquidity buffers. Finally, linking the minimum credit rating limit for bank and corporate bonds to the lower rating of government debt instead of the then-current “BBB-” was expected to result in a further easing in conditions.

The program was successful in supporting the objectives set and, as a result, the amount of mortgage bonds issued in the domestic market increased significantly. On September 18, 2018, the Monetary Council made a decision to phase out the mortgage bond purchase program by the end of 2018. The mortgage bond program ended in two stages: purchases in the primary market continued until December 31, 2018, and purchases in the secondary market continued until September 30, 2018.

In May 2020, the NBH relaunched its mortgage bond purchase program to increase the banking sector’s access to long-term, stable funding. The new, second phase of the mortgage bonds purchase program was launched with broadly identical strategic parameters to those of the successful program of 2018. The NBH also makes purchases in the primary and the secondary markets. Assets to be purchased under this program are fixed-rate forint mortgage bonds, with its total amount being a maximum of 50% of the issued stock. As of May 2020, mortgage bonds meeting the eligibility criteria for inclusion in the program had been issued in the amount of nearly HUF250 billion, significantly exceeding the total amount of fixed-rate bonds issued between the end of the purchase program in 2018 and the relaunch of purchases in May 2020, thereby providing long-term, stable forint funding to the banking sector. The program contributed significantly to the management of economic and financial risks arising in connection with the COVID-19 pandemic.

In addition to the mortgage bond purchase program, the NBH’s monetary policy instruments had been extended with other schemes to provide long-term funding, primarily long-term credit facilities, which facilitate access for the banking sector to long-term, stable funding looking ahead. The extended set of the NBH’s policy instruments and the resulting changes in the market environment made it possible to further improve the mortgage bond purchase program and to make it more targeted.

As discussed above, in connection with its Green Program, a key priority for the NBH is the integration of long-term sustainability considerations into its monetary policy. As part of this effort, the Monetary Council decided that the NBH would begin to purchase green bonds as part of its mortgage bond purchase scheme. To be eligible for purchase, green bonds should contribute to environmental sustainability and should promote financing aimed at improving energy efficiency. The NBH consulted with the Hungarian Banking Association and mortgage banks on the operative details of green mortgage bond purchases and in particular on the qualification criteria for green bond status being a requirement for participation in the program, in order to ensure that green bonds are issued as soon as possible.

From November 16, 2020, the NBH ceased purchasing bonds under its mortgage bond purchase program on the primary market and withdrew the opportunity to roll over mortgage bonds until the program for purchases of green mortgage bonds begins. However, the NBH remains active in the market, continuing its purchases in the secondary market during the transitional period to maintain the liquidity of the mortgage bond market, and is ready to raise the amount of liquidity available for allocation under its long-term lending facility to support the banking sector’s access to long-term, stable funding.

Corporate Bond Market Development

The Monetary Council launched its corporate bond purchasing program, known as the Bond Funding for Growth Scheme (“BGS”) with a total amount of HUF300 billion, on July 1, 2019. The objective of the BGS is to promote the diversification of the funding to the domestic corporate sector. Under the program, the NBH will purchase bonds with a good rating issued by domestic non-financial corporations with an original maturity between three years and 10 years. The NBH will neutralize excess liquidity arising from the bond purchases by using the preferential deposit facility bearing interest at the central bank base rate. The BGS complements the FGS Fix launched at the beginning of 2019. As of November 2019, participating credit institutions concluded loan contracts with domestic SMEs totaling more than HUF340 billion under the BGS. On December 17, 2019, the Monetary Council increased the original total amount of HUF300 billion under the BGS to HUF450 billion from January 1, 2020 onward, with all other conditions left unchanged.

On April 7, 2020, the NBH announced that the total amount available under the BGS would remain unchanged at HUF450 billion. Half of the total amount had already been utilized previously, and as a result, about HUF200 billion was still available for the NBH to purchase bonds issued by domestic non-financial corporations. The maximum amount of exposure to a given group of corporations was raised from HUF20 billion to HUF50 billion, and maturities of securities eligible for purchase under the scheme were increased from 10 years to 20 years. Additionally, the NBH began sterilizing the additional money created under the FGS Go! and BGS using the preferential deposit facility. The NBH announced an interest rate of 4% (higher than the base rate) for additions to the stocks of loans and bonds made after April 7, 2020 under the FGS Go! and the BGS.

On April 30, 2020, the NBH announced that the ten largest asset managers headquartered in Hungary managing public and open-ended investment funds would be included in the group of counterparty institutions participating in the BGS and the government securities purchase program. In addition, investment funds were given access to collateralized central bank loans of all maturities, including loans with three and five-year maturities, and the range of eligible collateral was extended to include forint-denominated securities and mutual fund shares issued by investment funds.

On September 22, 2020, the Monetary Council raised the amount available under the BGS to HUF750 billion. On January 26, 2021, the Monetary Council raised the amount available under the BGS from HUF750 billion to HUF1,150 billion and altered some conditions of the scheme. On August 24, 2021, the Monetary Council increased the available amount under the Bond Funding for Growth Scheme by HUF 400 billion to a total of HUF 1,550 billion.

On December 14, 2021, the Monetary Council announced the planned discontinuation of the Bond Funding for Growth Scheme, indicating that no additional corporate bonds would be purchased under such program. On April 26, 2022, the Monetary Council announced that the maximum amount allocated to the Bond Funding for Growth Scheme had been utilized and, thus, the program was discontinued.

Government Securities Purchase Program

On April 7, 2020, the Monetary Council announced the launch of a government securities purchase program in the secondary market to restore the stable liquidity position of the government securities market.

On October 6, 2020, the Monetary Council decided to change certain parameters of the program of government securities purchases to promote the effectiveness the NBH’s programs affecting long-term yields. Under the measures, the amount available for purchase of certain series of government securities was raised from 33% to 50%, and, the range of assets available for purchase was extended to government-guaranteed debt securities issued, using the same strategic parameters as those of government securities purchases. In addition to the introduction of the new fine-tuning measures, the NBH decided to take a flexible approach to the amount of its weekly purchases, focusing its purchases on longer maturities. Purchases should take place at regular weekly tenders as well as out of tender. The Monetary Council planned the government securities purchase program through a lasting market presence to the extent required. In accordance with its previous decision, the NBH was to carry out a technical review if the purchased amount increases by HUF1,000 billion from the initial amount set at the start of the program.

On November 17, 2020, the Monetary Council performed the technical review of its government securities purchase program. According to the assessment of the Monetary Council, the program was successful. The Monetary Council was to perform the next technical review when the stock of purchases reaches HUF2,000 billion while continuously monitoring the implementation of its asset purchase program.

On February 23, 2021, the Monetary Council announced a reduction in the weekly new liquidity provided through the collateralized lending facility from HUF30 billion to HUF10 billion, while raising the weekly purchases of the government securities purchase program to HUF60 billion. According to the announcement, the stock of government securities on the NBH’s balance sheet had increased by over HUF1,300 billion since May 2020.

On March 9, 2021, the NBH announced technical changes to the government securities purchase program. The Monetary Council planned to conduct purchases under its government securities purchase program flexibly, without limits on individual series. If warranted by the stability and liquidity position of the government securities market, the NBH’s purchases could exceed the 50% share of individual series. This modification did not affect weekly amounts of purchases, only the structure of purchases, and therefore the NBH’s monetary policy stance remained unchanged.

On April 27, 2021, the Monetary Council performed a review of its government securities purchase program. The Monetary Council decided not to set a total amount for its government securities purchase program at that time. In addition to continuously monitoring the implementation of the program, the Monetary Council decided to perform the next review when stocks reached HUF3,000 billion.

Beginning the week of September 27, 2021, the target amount of the NBH’s weekly purchases under the government securities purchase program was decreased from HUF50 billion to HUF40 billion.

On December 14, 2021, the Monetary Council announced that the NBH would cease purchasing bonds under the government securities purchase program but would continue to closely monitor liquidity developments in the government securities market and would be ready to intervene in order to maintain the stability of the government securities market with occasional and targeted government securities purchases, if necessary.

Measures to Mitigate the COVID-19 Pandemic’s Negative Economic Effects

On March 16, 2020, the NBH called on Hungarian credit institutions to apply a moratorium on repayments to companies in view of the extraordinary situation caused by the ongoing COVID-19 pandemic. The NBH announced a moratorium on repayment of loans provided through the FGS program allowing banks to restructure these loans and to reschedule payments. The NBH also announced that it would accept corporate loans as collateral, with a haircut of 30%. As of March 23, 2020, loans to large companies could be placed as collateral. By expanding the scope of collateral coverage with loans to large corporations, the NBH increased liquidity potentially available for the banking sector by around HUF2,500 billion. In accordance with the proposal of the NBH, the Government announced a moratorium on corporate and household loan repayments as a precautionary restructuring measure to address the temporary difficulties faced by debtors. On September 23, 2020, the term of the moratorium was extended from December 31, 2020 to June 30, 2021 for parents raising children, pensioners, people without a job, participants in public work schemes and businesses that have experienced a revenue decline of more than 25%. On September 14, 2021, the Government announced that the debt payment moratorium for pensioners, parents raising children, public sector workers and people whose income declined compared to the previous year would be extended until June 30, 2022. Subsequently, on June 16, 2022, Prime Minister Viktor Orbán announced the extension of the debt payment moratorium until December 31, 2022.

On March 19, 2020, the FSB of the NBH announced seven measures to mitigate the impacts of the emergency situation related to the COVID-19 pandemic on the financial intermediary system:

1)	Exposure to commercial real estate loans was exempt from systemic risk buffer (SRB) regulation until the end of 2020.

2)	Monitoring of banks’ internal capital adequacy (ICAAP) was suspended until September 30, 2020.

3)	Violating Pillar II capital recommendations (P2G) would not cause supervisory action.

4)	Minimum requirements for solvency capital (MREL) for the year 2020 were postponed for six months.

5)	On-site monitoring was postponed by two months, and only the most important off-site monitoring would be performed.

6)	On-site monitoring of adequacy of internal liquidity evaluation procedures (ILAAP) was postponed until December 31, 2020.

7)	Requirements in case of ongoing retail mortgage loan applications for real estate evaluations and notarial deeds were suspended but required to be obtained after settlement.

In addition, the NBH made the following decisions:

1)	Dividend payments were suspended until the end of September 2020.

2)	In calculating FFAR, weights attributed to liabilities with more than a one-year maturity would be differentiated based on maturity.

3)	FECR was decreased from 15% to 10%.

The measures taken by the FSB of the NBH aimed to mitigate the effects of the COVID-19 pandemic on the financial intermediary sector. This package of measures reduced banks’ administrative burden related to bank supervision and provided flexible adjustment to prudential requirements, e.g. capital requirements, on a temporary basis. Furthermore, the NBH strengthened banks’ capital position and provided a stable funding structure for banks by modifying macro- and microprudential regulations.

The Monetary Council also took further liquidity-providing measures to enhance the effectiveness of monetary policy. The Monetary Council decided to introduce a new fixed-rate collateralized loan instrument with maturities of three, six and twelve months as well as three and five years, to be provided at a fixed interest rate by the NBH with unlimited liquidity. On April 1, 2020, the NBH announced that publicly available open-ended investment funds would be eligible for the new fixed-rate collateralized loan instrument. In September 2020, the NBH decided that it would only announce tenders of its long-term collateralized lending facility with three and five-year maturities. Weekly tenders with maturities of up to one year, including three, six and twelve-month maturities, would no longer be announced. To achieve technical simplification, investment funds’ indirect access (i.e. through banking sector participants) to the collateralized lending facility would be discontinued. However, direct access would remain available for the investment funds involved.

In addition, the NBH released domestic counterparty credit institutions from their reserve requirements beginning with the reserve maintenance period in March 2020. Subsequently, on September 8, 2020, due to a significant expansion in interbank liquidity, the Monetary Council decided to restore the requirements suspended in March 2020, as well as the sanctions to be applied in the event of credit institutions’ reserve deficiency, with effect from October 1, 2020. The Monetary Council also decided that from October 1, 2020, the interest rate on the portion above the reserve requirement on reserve accounts would be the lower of (i) the current central bank overnight deposit rate, or (ii) 0%.

On April 7, 2020, the Monetary Council took the following actions to help protect and restart the economy: (i) made the interest rate corridor symmetrical; (ii) left the base rate and the overnight deposit rate unchanged at 0.90% and (0.05)% percent, respectively; (iii) raised the overnight and one-week collateralized lending rates to 1.85%; and (iv) decided to allow the interest rate on the one-week deposit rate (equal to the 0.90% base rate at the time of the announcement) to deviate from the base rate upward or downward within the interest rate corridor. Further, the Monetary Council announced that beginning with the second quarter of 2020, the NBH would not set a target amount of banking sector liquidity to be crowded out of the instruments bearing interest at the base rate.

On April 28, 2020, the Monetary Council announced that, effective May 4, 2020, it would (i) launch a government securities purchase program in the secondary market to restore the stable liquidity position of the government securities market, and (ii) relaunch its mortgage bond purchase program to improve the long-term supply of funding to the banking sector. See”−Government Securities Purchase Program”. To prevent the NBH from becoming a dominant market participant regarding a given government securities series, the amount to be purchased of any securities series would not exceed 33% of stocks outstanding, in line with the European Central Bank’s practices. Consistent with the relevant Hungarian and EU regulations and leading central banks’ practices, the NBH’s government securities purchases were to take place in the secondary market at regular weekly auctions and in individual secondary market transactions outside the auctions. The NBH made these purchases at market prices. The NBH did not restrict the scope of maturities of government securities to be purchased; however, the purchases were focused on securities with a minimum maturity of three years. The range of counterparty institutions, eligible to participate in the program, included banks and non-banks playing a key role in the government securities market. The Monetary Council considered the government securities purchase program as a safety net, which it intended to use if and to the extent necessary. The NBH also made purchases of fixed-rate forint mortgage bonds with a minimum original maturity of three years, in the primary and secondary markets.

The new, second phase of the mortgage bonds purchase program was launched with broadly identical strategic parameters to those of the successful program of 2018. See “−Mortgage Bond Market Development”.

On August 25, 2020, the NBH announced that, through its government securities purchases program, it had successfully managed to stabilize developments in the government securities market and to reduce yields. After a temporary break, the NBH made targeted government securities purchases in the segment of over 15-year maturities to ensure that the base rate cut affected the longer segment of the yield curve as well. To maintain the effectiveness of monetary transmission and the stable liquidity position of the government securities market, the Monetary Council deemed it necessary to increase the amount of weekly government securities purchases, in addition to keeping the long-term collateralized lending facility. The NBH goal was to continue to make purchases in the long-term segment to support an extension in the maturity structure of government debt.

From November 16, 2020, the NBH ceased purchasing bonds under its mortgage bond purchase program on the primary market and withdrew the opportunity to roll over mortgage bonds.

The NBH remained active in the secondary market to maintain the liquidity of the mortgage bond market. From August 24, 2021, the Monetary Council began gradually withdrawing the government securities purchase program while considering aspects of maintaining market stability.

Recent Developments in Monetary Policy

On July 27, 2021, the Monetary Council announced that it intended to tighten monetary conditions in order to ensure price stability, prevent second-round inflationary effects and anchor inflation expectations. The central bank base rate was increased by 30 basis points to 1.20% In addition, the NBH announced that it would discontinue the use of the long-term collateralized lending facility.

On August 24, 2021, the Monetary Council announced that it would raise the central bank base rate by 30 basis points to 1.50%. In addition, the Monetary Council began gradually withdrawing the government securities purchase program while considering aspects of maintaining market stability. During the COVID-19 pandemic, the government securities purchase program contributed to maintaining a stable liquidity position in the government securities market and strengthening the effectiveness of monetary policy transmission in a volatile international financial environment. The Monetary Council will not set a revision limit applicable to the entire stock purchased under the government securities purchase program going forward; instead, the Monetary Council will set a target amount for weekly purchases. As a first step in withdrawing the program, the NBH's purchase target decreased from a weekly amount of HUF60 billion to HUF50 billion starting on August 23, 2021, but the NBH will maintain flexibility to change its purchase target amounts depending on the supply and other market conditions.

Also on August 24, 2021, the Monetary Council decided to increase the available amount under the Bond Funding for Growth Scheme by HUF400 billion to HUF1,550 billion.

On September 21, 2021, the Monetary Council announced that it would raise the central bank base rate by 15 basis points to 1.65%. In addition, the target amount of the NBH's weekly purchases under the government securities purchase program was decreased from HUF50 billion to HUF40 billion beginning the week of September 27, 2021.

On October 19, 2021, the Monetary Council announced that it would raise the central bank base rate by 15 basis points to 1.80%.

On November 16, 2021, the Monetary Council announced that it would raise the central bank base rate by 30 basis points to 2.10%. The Monetary Council also declared that the NBH must be able to respond quickly and flexibly to risks in the financial and commodity markets by setting the interest rate on one-week central bank deposits above the central bank base rate. In addition, the NBH announced that it would cease to use the FX swap facility providing forint liquidity in order to reduce the liquidity in the banking system.

On November 30, 2021, the Monetary Council decided that it would widen the interest rate corridor by increasing the overnight deposit rate to 1.60% and the overnight and the one-week collateralized lending rates to 4.10%, effective December 1, 2021.

On December 14, 2021, the Monetary Council announced that it would raise the central bank base rate by 30 basis points to 2.40%. The Monetary Council also decided to end the Bond Funding for Growth Scheme and cease purchasing additional corporate bonds under such program. In addition, the Monetary Council announced that the NBH would cease purchasing bonds under the government securities purchase program but would continue to closely monitor liquidity developments in the government securities market and would be ready to intervene in order to maintain the stability of the government securities market with occasional and targeted government securities purchases, if necessary.

On January 25, 2022, the Monetary Council announced that it would raise the central bank base rate by 50 basis points to 2.90%.

On February 22, 2022, the Monetary Council announced that it would raise the central bank base rate by 50 basis points to 3.40%. In addition, the NBH announced that it would phase out the preferential deposit facility, a supplementary instrument under which banks were able to place part of their liquidity in excess of the amount of required reserves on their current accounts at the NBH's central bank base rate, effective April 1, 2022.

On March 8, 2022, the Monetary Council raised each of the overnight and one-week collateralized lending rates by 100 basis points to 6.40%.

On March 22, 2022, the Monetary Council announced that it would raise the central bank base rate by 100 basis points to 4.40%. In addition, the NBH announced that it had been actively using its swap instrument since the beginning of March 2022 to provide foreign currency liquidity.

On April 26, 2022, the Monetary Council announced that it would raise the central bank base rate by 100 basis points to 5.40%. In addition, the NBH announced that the maximum amount allocated to the Bond Funding for Growth Scheme had been utilized and, thus, the program was discontinued.

On May 27, 2022 the NBH announced that it would hold FX swap tenders providing euro liquidity on June 7, 14, 29 and 30, 2022 and short-term discount bill auctions on June 7 and June 21, 2022. The FX swap tenders were announced without a quantitative limit and could be financed with the NBH’s international master repurchase agreements.  In order to ensure that the FX swap market yields remain in line with the interest rate of the one-week deposit facility, the NBH also held a two-week foreign exchange swap tender with a maturity of July 7, 2022.

On May 31, 2022, the Monetary Council announced that it would raise the central bank base rate by 50 basis points to 5.90%.

On June 13, 2022, the NBH announced the amendment of the MFAR regulation to allow foreign currency mortgage-backed liabilities to be included in the MFAR calculation, subject to certain conditions. From July 1, 2022 onward, in addition to Hungarian forint mortgage-based funds, mortgage bonds and refinancing loans denominated in other foreign currencies will also be eligible for the calculation of the MFAR. To further encourage banks to raise green funds, but to allow sufficient time for adaptation and the build-up of an adequate stock of green mortgage collateral, eligible foreign currency mortgage-backed funds must also meet sustainability (green) requirements after September 30, 2023.

In addition, other planned amendments to the MFAR (increase of the required minimum level from 25% to 30%, stock exchange listing requirement, cross-ownership limitations) were postponed by one year, and are now expected to take effect on October 1, 2023. Furthermore, in order to reduce the burden on small institutions contributing negligibly to systemic risks, the MFAR regulation will in the future apply to institutions with a net retail mortgage loan portfolio with a residual maturity of over one year of at least HUF 40 billion (instead of the previous HUF 10 billion threshold), in view of rising house prices and mortgage loan portfolios.

On June 28, 2022, the Monetary Council announced that inflation risks further intensified during the second quarter of 2022. Due to the increased challenges, the Monetary Council considered it necessary to continue the interest rate tightening cycle and close the gap between the base rate and the one-week deposit rate in order to anchor inflation expectations and mitigate second-round inflation risks. Therefore, effective as of June 29, 2022, the Monetary Council raised the central bank base rate by 185 basis points to 7.75%, raised the overnight deposit rate by 135 basis points to 7.25% and raised each of the overnight and the one-week collateralised lending rates by 135 basis points to 10.25%.

The NBH also announced that it would extend the use of the FX liquidity providing swap facility past July 2022 and stand ready to use it during the third quarter of 2022.

On June 30, 2022, the NBH announced that the FSB would raise the countercyclical capital buffer rate (for the first time since its introduction) to 0.5%, effective July 1, 2023. The NBH has measured substantial and growing overvaluation in the housing market, which has been coupled with an increase in banking sector risks related to lendingso, the NBH concluded that supporting banks' resilience with regulatory tools was warranted.

On July 7, 2022, the NBH raised the one-week deposit rate by 200 basis points to 9.75%. In addition, the NBH announced that it would start using swap tenders providing foreign currency liquidity not only by the end of March, June, September and December. The first tender was held on July 8, 2022, with an overnight maturity.

On July 12, 2022, the NBH announced that effective as of July 13, 2022, the central bank base rate was raised by 200 basis points to 9.75%, the overnight deposit rate was increased by 200 basis points to 9.25% and the overnight and the one-week collateralised lending rates were each increased by 200 basis points to 12.25%.

On July 14, 2022, the NBH announced that it would switch from overnight to tomnext maturity for its euro liquidity providing FX swap tenders, which would be held on a daily basis from July 15, 2022.

On July 26, 2022, the NBH announced that effective as of July 27, 2022, the central bank base rate was raised by 100 basis points to 10.75%; the overnight deposit rate was increased by 100 basis points to 10.25% and the overnight and the one-week collateralised lending rates were each increased by 100 basis points to 13.25%.

On August 30, 2022, the NBH announced that effective as of August 31, 2022, the central bank base rate was raised by 100 basis points to 11.75%; the overnight deposit rate was increased by 100 basis points to 11.25% and the overnight and the one-week collateralised lending rates were each increased by 100 basis points to 14.25%.

In addition, the Monetary Council decided to introduce three measures with the aim of supporting the development of short-term financial market interest rates: the required reserve ratio set for the banking system will be raised, NBH discount bill auctions will be held regularly and the NBH will introduce a long-term deposit instrument in order to sterilize liquidity in the banking system at longer maturities.

Exchange Rate Development

According to the National Bank Act, the NBH and the Government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy within that framework. Since February 25, 2008, a floating exchange rate regime has been applied.

In 2017, the foreign exchange rate of the forint versus the euro remained relatively stable. On December 31, 2017, the HUF/EUR exchange rate was HUF310.14/EUR.

In 2018, the foreign exchange rate of the forint versus the euro weakened significantly, mainly as a result of deteriorating global investor sentiment. On December 31, 2018, the HUF/EUR exchange rate was HUF321.51/EUR.

In 2019, the foreign exchange rate of the forint versus the euro weakened further, partly as a result of adverse global investor sentiment. On December 31, 2019, the HUF/EUR exchange rate was HUF330.52/EUR.

In 2020, the foreign exchange rate of the forint versus the euro weakened significantly mainly as a result of deteriorating global investor sentiment. The ongoing COVID-19 pandemic played a significant role in the worsening of global investor sentiment. On December 31, 2020, the HUF/EUR exchange rate was HUF365.13/EUR.

In 2021, the foreign exchange rate of the forint versus the euro weakened slightly partly driven by international factors. On December 31, 2021, the HUF/EUR exchange rate was HUF369.00/EUR.

In the eight-month period ended August 31, 2022, the foreign exchange rate of the forint weakened versus the euro, partly as a result of the Russia – Ukraine conflict. On August 31, 2022, the HUF/EUR exchange rate was HUF405.11/EUR1.00.

Foreign Exchange and Convertibility of the Forint

Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and OECD regulations.

Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.

In accordance with the continuing liberalization of restrictions on capital movements, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed, so non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

The Hungarian Banking System

In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under a single agency—the HFSA (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). The HFSA later merged with the NBH, which became the sole entity responsible for supervision of the banking system. However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises, was in effect between January 1, 1997 and January 1, 2014, and endeavored to facilitate harmonization of the Hungarian banking system with EU uniform banking standards. As of January 1, 2014, the new Act CCXXXVII of 2013 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”) went into effect, which serves to implement the relevant EU legislation of “Basel III.”

Supervision of the Hungarian Banking System

As of October 1, 2013, the NBH became solely responsible for the supervision of the banking system through the merger of NBH and HFSA.

Role of the NBH

On July 4, 2014, Parliament adopted legislation to implement the European Bank Recovery and Resolution Directive in Hungary. The Act addresses the development of the institutional framework for recovery and resolution procedures for financial institutions (such as credit institutions and investments firms, financial holding companies and financial enterprises seated in Hungary and subject to consolidated supervision), the role of the NBH acting as the supervisory authority for recovery and resolution, and the establishment of the Resolution Fund. Every financial institution subject to the Act is obliged to participate in the Resolution Fund and pay fees (0.05% of its registered share capital as a joining fee and an annual fee), which are applied toward financing the costs and measures related to recovery and resolution.

Other than credit institutions having their seat in an EU member state (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the NBH before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect management, acquire shares representing a qualifying holding (10%) or terminate operations.

The NBH is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The NBH is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

The president of the NBH has the power to issue regulatory decrees in the scope set forth in Act CLVIII of 2010 on the HFSA, in Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”) and the Credit Institutions Act. The Capital Markets Act and the Credit Institutions Act and Act CXXXVIII of 2007 on Investment and Commodity Exchange Service Providers and their Activities also set forth matters upon which the Government or Minister of Finance (previously the Minister for National Economy) may issue regulatory decrees.

The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: for standard assets, 0%; for watch assets, from 0% to less than or equal to 10%; for sub-standard assets, greater than 10% to less than or equal to 30%; for doubtful assets, greater than 30% to less than or equal to 70%; and for bad assets, greater than 70% to 100%.

Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was finalized in early 2008 and, as mentioned above, the adaptation of EU Directive 2013/36 and EU Directive 575/2013 (Basel III) was finalized in January 2014. Individual banks are required to create their own guidelines, which are to be reviewed annually.

Structure of the Hungarian Banking System

According to the methodology of the NBH, the Hungarian banking sector consists of three types of supervised credit institutions:

•	Banking groups: Credit institutions registered in Hungary, the supervision of which is performed by the NBH on a consolidated basis. Among others, it also covers subsidiary banks registered in Hungary, which operate under the control of a parent bank with a registered office in another EU member state and are supervised jointly by the NBH and the supervisory authority having competence on the basis of the parent bank's European registered office (home-host distribution of competence).

•	Solo credit institutions: Credit institutions registered in Hungary, the supervision of which is performed by the NBH on an individual rather than on a consolidated basis.

•	Branches: Hungarian branch offices of credit institutions registered abroad, the supervision of which is performed by the NBH jointly with the authority having competence based on the credit institution's registered office.

As of December 31, 2021, the Hungarian banking sector supervised by the NBH consisted of 9 banking groups, 14 solo credit institutions, and 8 branch offices of foreign credit institutions. Total assets of the banking sector amounted to HUF70,186 billion as of December 31, 2021, according to non-audited data. Total assets of banking groups amounted to HUF59,173 billion, total assets of solo credit institutions amounted to HUF6,872 billion and total assets of branches of foreign credit institutions amounted to HUF4,140 billion.

Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage, for their own account or for the accounts of customers, in trading in government and corporate securities and derivatives, and may also provide investment services.

According to data compiled by the NBH, the number of credit institutions amounted to 31 as of December 31, 2021. Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB (Hungarian Development Bank) and the Hungarian Eximbank.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Table 41: Banking System—Selected Indicators

	As of 31 December					As of July 31,
	2017	2018	2019	2020	2021	2022

	(HUF billions)
Loans to non-financial corporations	6,496	7,448	8,286	9,352	10,375	11,340
Loans to other financial intermediaries	1,068	1,236	1,409	1,619	1,734	1,919
Loans to insurance corporations and pension funds	0	0	0	0	4	4
Loans to government	455	519	736	1,300	528	718
Loans to households	5,812	6,150	7,109	8,114	9,329	9,587
Loans to non-profit institutions	19	18	15	18	20	16

Source: NBH

On July 5, 2013, Parliament approved a bill on the integration of co-operative credit institutions. On the basis of the Act, a new organization, the Integration Institution of Cooperative Credit Institutions, was established. Co-operative credit institutions, the MFB and Magyar Takarékbank Zrt. are members of this institution. Membership for co-operative credit institutions is obligatory. Magyar Takarékbank Zrt. is a financial institution established by certain co-operative credit institutions. Co-operative credit institutions and other banks have a majority stake and the MFB and other investors have a minority stake in Magyar Takarékbank Zrt. According to the new Act, MFB will contribute HUF1 billion as capital for the establishment of the institution, and the capital of Magyar Takarékbank Zrt. will also be increased to at least HUF3.39 billion by a contribution from Magyar Posta Zrt. (Hungarian Post). As a result of the planned capital increase, the Hungarian State will obtain an indirect majority stake in Magyar Takarékbank Zrt., through the MFB and Magyar Posta Zrt holdings. The core activity of the new institution will be the adoption, publication and enforcement of regulations binding on its members. In the case of non-compliance, a member can be stripped of its membership. The Act enables Magyar Takarékbank Zrt. to act as a central credit institution for the members and set rules on core activities including risk management, strategic decisions, IT management and marketing.

On February 26, 2014, the Government declared that the merger of Magyar Takarékbank Zrt and the Hungarian Co-operative Credit Investment and Asset Management Pte. Ltd. (in Hungarian: Magyar Takarék Befektetési és Vagyongazdálkodási Zrt, “Magyar Takarék”) had national strategic importance. On March 10, 2014, MFB and Hungarian Post announced that they had sold their 54.8% share in Magyar Takarékbank Zrt. to Magyar Takarék. Co-operative credit institutions own the majority of the shares of Magyar Takarék, while FHB Jelzálogbank Nyrt. owns 25% of the shares of Magyar Takarék.

The consolidation of co-operative credit institutions was a gradual process. By the end of 2017, the number of credit institutions dropped to 15. By the end of August 2019, the number of credit institutions dropped to 11. A new credit institution named Takarékbank was set up through the merger of three credit institutions. By the end of October 2019, the remaining 11 credit institutions merged into Takarékbank.

On May 26, 2020, Budapest Bank joined the strategic cooperation between Takarékbank and Magyar Külkereskedelmi Bank Zrt. (“MKB”), in which experts are examining and preparing the framework for setting up a new, domestically owned banking group with significant market power.

On December 15, 2020, with the approval of the NBH, the controlling shareholders of Budapest Bank Zrt., MKB and Takarékbank transferred their bank shares to and thus formed Magyar Bankholding Zrt. via a contribution of shares. Hungary holds a qualifying interest in Magyar Bankholding Zrt. via Corvinus Nemzetközi Befektetési Zrt.; the share of state ownership in Magyar Bankholding Zrt amounts to 30.35%.

On March 31, 2022, Budapest Bank was merged into MKB Bank. Magyar Takarék Bank, another member of Magyar Bankholding Zrt., is also planning to merge into MKB Bank by May 2023. Following the planned merger, the successor MKB Bank is expected to become the second largest commercial bank in Hungary in terms of balance sheet totals.

In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

•	the National Deposit Insurance Fund, which credit institutions are required to join, and insures deposits up to HUF13 million per depositor, but does not cover the deposits of the Government or certain other entities;

•	the Credit Guarantee Corporation, which guarantees loans to SMEs;

•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

The following table illustrates certain indicators of the Hungarian banking sector for the periods indicated.

Table 42: Selected Hungarian Banking Sector Indicators

	As of December 31,					As of June 30,
	2017	2018	2019	2020	2021	2022

	(HUF billions)
Non-performing loans	2,035	1,619	1,460	1,573	1,646	1,894
Total loans	27,067	29,799	35,916	44,354	51,518	54,645
(%)
NPL ratio	7.5	5.4	4.1	3.5	3.2	3.5
CAR ratio	19.2	19.1	18.4	19.4	19.6	18.2
LTD ratio	85.4	84.6	89.2	81.6	79.6	83.0

Source: NBH

Total loans amounted to HUF51,518 billion as of December 31, 2021, indicating a 16.2% increase compared to the end of 2020. The amount of non-performing loans amounted to HUF1,646 billion as of December 31, 2021. The ratio of non-performing loans (“NPL ratio”) amounted to 3.2% as of December 31, 2021.

As of December 31, 2021, the Total Capital Ratio (“CAR”) amounted to 19.6%. As of December 31, 2021, the loans-to-deposit ratio (“LTD”) amounted to 79.6%.

According to audited data, credit institutions accumulated a net profit of HUF592 billion in 2017. According to audited data, credit institutions accumulated a net profit of HUF644 billion in 2018, a net profit of HUF694 billion in 2019 and a net profit of HUF 385 billion in 2020. According to audited data, credit institutions accumulated a net profit of HUF804 billion in 2021.

Ownership Structure of the Banking Sector

Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. According to data compiled by the NBH, approximately 39% of the total assets of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank, which are owned by the Hungarian state) was held by non-residents as of December 31, 2021.

On July 24, 2014, the Government announced that Hungary had reached an agreement to purchase MKB Bank Zrt. from Bayerische Landesbank at a purchase price of EUR55 million. Bayerische Landesbank agreed to sell 99% of MKB shares to the state of Hungary and to increase capital by EUR270 million prior to the transfer.

On December 4, 2014, the Government announced that Hungary had reached a preliminary contract to purchase Budapest Bank Zrt. from General Electric.

On December 18, 2014, the NBH announced that it had taken control of MKB, a state-owned bank and would reorganize the credit institution, including its subsidiaries, in order to restore the profitability of MKB.

On February 9, 2015, the Government of Hungary and the EBRD each purchased a 15% stake in Erste Bank Hungary Zrt., a Hungarian bank owned by Erste, an Austrian bank. The deal settled on June 29, 2015.

On June 29, 2016, the NBH sold MKB to private entities at a price of HUF37 billion.

On March 31, 2022, Budapest Bank was merged into MKB Bank. Magyar Takarék Bank, another member of Magyar Bankholding Zrt., is also planning to merge into MKB Bank by May 2023. Following the planned merger, the successor MKB Bank is expected to become the second largest commercial bank in Hungary in terms of balance sheet totals.

The only banks (other than the NBH) in which Hungary currently holds controlling interests are the MFB and the Hungarian Eximbank.

Capital Markets

During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the NBH. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. By the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines. The Investment Institutions Act went into effect on June 1, 2008, which implemented 2004/39/EC Directive on markets in financial instruments and investment services. Hungary implemented MiFID II2 on July 3, 2017, through the amendment of the Investment Institutions Act and other related pieces of legislation.

Stock Exchange

The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization that selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE were transferred to the BSE.

As of October 20, 2020, the NBH has owned the controlling majority (81.4% of shares) of BSE.

The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

Table 43: Selected Budapest Stock Exchange Indicators

	For the year ended 31 December
	2017	2018	2019	2020	2021

	Number of Trades (Thousands)
Cash market	1,956	1,900	1,829	2,391	1,871
of which, Hungarian equities	1,744	1,676	1,635	2,104	1,656
Derivatives	7,021	6,704	6,519	6,378	8,072
of which, index futures	308	424	339	732	439
of which, single stock futures	215	173	143	135	95
of which, currency futures	6,477	6,037	5,964	5,495	7,524
	Turnover (EUR millions)
Cash market	9,001	9,280	8,172	10,071	9,401
of which, Hungarian equities	8,694	8,765	7,922	9,609	9,087
Derivatives	7,653	7,344	7,128	6,857	8,692
of which, index futures	353	498	429	788	587
of which, single stock futures	1,092	994	832	721	612
of which, currency futures	6,178	5,782	5,793	5,334	7,458

Source: Budapest Stock Exchange

2 Directive 2014/65/EU of the European Parliament and of the Council of Europe of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU.

PUBLIC FINANCE

General Information

The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

The fiscal year for the Government is the calendar year. The general government budget data are compiled in several stages by the Ministry of Finance (prior to May 2018, the Ministry for National Economy had this responsibility). In the fall of each calendar year, the Ministry of Finance is required to compile the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for that year.

In January of each given calendar year, the Ministry of Finance compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry of Finance collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of Finance revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty in the exact amounts of revenues and expenditures of the central governmental institutions, as the balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry of Finance is obligated to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to Parliament, and Parliament approves the final account by a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of Finance compiles the third version of the general government budget for the previous year, known as the “final budget.” During the course of the year in light of intra-year information, the Ministry of Finance compiles on an ad hoc basis budgets containing the expected revenues and expenditures on a best efforts basis. This budget is the “expected budget”.

The information included in this document with respect to the budgets for 2017, 2018, 2019, 2020 (final), 2021 (preliminary) and 2022 (planned budget and expected budget) was derived from the budgets for 2017, 2018, 2019, 2020, 2021 and 2022 as calculated by the Ministry of Finance using data available in June 2022.

Central Government Budget Process

The Ministry of Finance is responsible for preparing the central government budget on a calendar year basis for the Government. The Government submits the central government budget to Parliament for consideration and ultimate approval. The annual central government budget for each coming year should be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the Government is obligated to propose an interim central government budget without delay. If the interim central government budget is not approved by Parliament either, the Government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year, which includes uncapped appropriation for debt service, subject to generally applicable budgetary rules.

Within eight months of the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.

The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Table 44: General Budget Balance, consolidated(1)

	For the year ended December 31,
	2017	2018	2019	2020	2021	2022	2022
	Final	Final	Final	Final	Preliminary	Planned	Expected

		(HUF billions)
GFS method
Revenues	17,348.1	18,462.6	20,273.6	20,685.8	21,544.9	22,021.9	22,886.0
Expenditures	18,662.6	19,664.7	21,477.9	26,108.3	26,608.6	25,330.9	25,898.4
Balance	(1,314.5)	(1,202.1)	(1,204.2)	(5,422.5)	(5,063.8)	(3,309.1)	(3,012.4)
Balance in % of GDP	(3.4)	(2.8)	(2.5)	(11.3)	(9.2)	(5.9)	(4.9)

ESA method
Revenues	17,382.5	19,107.1	20,856.4	20,955.8	22,695.1	23,832.1	24,874.0
Expenditures	18,348.3	20,023.5	21,847.9	24,716.5	26,431.2	27,157.4	27,889.6
Balance	(965.8)	(916.5)	(991.5)	(3,760.7)	(3,736.1)	(3,325.3)	(3,015.6)
Balance in % of GDP	(2.5)	(2.1)	(2.1)	(7.8)	(6.8)	(5.9)	(4.9)

Sources: HCSO and Ministry of Finance

Note:

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance—Methodology.”

According to data available in June 2022, the general government deficit (local governments included) amounted to HUF5,063.8 billion (9.2% of GDP) for the year 2021, according to the GFS methodology. The general government deficit for the year 2021 (local governments included), according to the ESA methodology, was HUF3,736.1 billion, equaling 6.8% of GDP for the year 2021.

According to the planned budget, the 2022 general government deficit (local governments included) was planned to be HUF3,309.1 billion (5.9% of GDP) according to the GFS methodology. The 2022 general government deficit (local governments included) was planned to be HUF3,325.3 billion (5.9% of GDP) according to the ESA methodology.

According to the expected budget, the 2022 general government deficit (local governments included) is expected to be HUF3,012.4 billion (4.9% of GDP) according to the GFS methodology. The 2022 general government deficit (local governments included) is expected to be HUF3,015.6 billion (4.9% of GDP) according to the ESA methodology.

In 2017, total general government revenues amounted to HUF17,348.1 billion. In 2018, 2019 and 2020, total general government revenues increased by 6.4% 9.8% and 2.0%, respectively, reaching HUF18,462.6 billion, HUF20,273.6 billion and HUF20,685.8 billion, respectively. In 2021, total general government revenues increased by 4.2%, reaching HUF21,544.9 billion. According to the planned budget, total general government revenues were planned to reach HUF22,021.9 billion in 2022, an increase of 2.2% compared to the previous year. According to the expected budget, total general government revenues are expected to reach HUF22,886.0 billion in 2022, an increase of 6.2% compared to the previous year.

In 2017, total general government expenditures amounted to HUF18,662.6 billion. Total general government expenditures reached HUF19,664.7 billion in 2018, HUF21,477.9 billion in 2019, and HUF26,108.2 billion in 2020, an increase of 5.4%, 9.2%, and 21.6%, respectively, compared to the previous year. In 2021, total general government expenditures increased by 1.9% reaching HUF26,608.6 billion. According to the planned budget, total general government expenditures were planned to reach HUF25,330.9 billion in 2022, a decrease of 4.8% compared to the previous year. According to the expected budget, total general government expenditures are expected to reach HUF25,898.4 billion in 2022, a decrease of 2.7% compared to the previous year.

For a detailed description of revenues and expenditures of the general government budget see “Central Government Budget” – “Central Government Revenues and Expenditures”; “Social Security and Extra-Budgetary Funds”; and “Local Government Finance”.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the final budget for the years 2017, 2018, 2019 and 2020 the preliminary budget for 2021, and the planned and expected budget for 2022:

Table 45: Central Government Revenues and Expenditures(1)

	For the Year ended December 31,
	2017	2018	2019	2020	2021	2022	2022
	Final	Final	Final	Final	Preliminary	Planned	Expected

	(HUF Billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	680.0	440.1	329.9	470.1	635.3	643.5	773.8
Mining tax (DPTT)	28.8	43.7	45.6	30.7	60.2	38.0	66.9
Company car tax	33.3	35.3	36.4	37.8	39.4	39.3	40.3
Gambling tax	27.5	29.3	28.2	35.0	28.5	33.9	32.9
Eco tax	23.9	25.8	5.6	5.6	5.2	5.5	5.5
Simplified business tax	63.6	54.1	43.4	1.7	0.0	0.0	0.0
Tax of small enterprises	22.4	41.7	70.5	83.4	111.2	121.2	141.1
Itemized tax of small taxpayers	98.2	124.9	158.5	158.2	195.8	236.8	215.9
Tax on utility systems	55.0	54.3	54.5	52.5	54.1	53.4	53.4
Advertising tax	0.0	12.3	6.3	0.0	9.2	0.0	0.0
Other central payments	456.1	507.1	560.7	552.3	602.3	636.1	672.0
Other payments	18.0	9.5	18.1	15.8	(25.3)	15.0	(13.0)
Tax of financial institutions	64.2	53.3	56.7	120.5	61.5	60.9	70.5
Extra tax of certain sectors	1.1	0.7	0.1	47.6	78.6	76.3	93.6
Total (Economic Units)	1,572.1	1,431.9	1,414.4	1,611.3	1,856.0	1,959.9	2,152.9
Taxes on Consumption
Value added tax	3,525.3	3,928.7	4,532.4	4,669.0	5,397.2	5,487.1	6,132.0
Excises	1,047.1	1,137.2	1,201.5	1,215.6	1,260.4	1,321.0	1,268.0
Financial transaction tax	217.3	233.2	243.4	217.8	233.1	232.5	242.5
Public health production tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Insurance tax	35.7	39.7	82.5	98.5	104.3	115.4	116.0
Telecom levy	53.6	53.8	53.5	56.7	58.7	53.3	56.1
Tourism development contribution	0.0	19.0	26.9	9.9	0.4	33.5	34.8
Total (Consumption Taxes)	4,878.9	5,411.7	6,140.1	6,267.5	7,054.0	7,242.8	7,849.4
Payments of Households
Gross PIT revenues	1,920.0	2,177.4	2,424.6	2,527.7	2,888.6	2,866.5	2,591.1
PIT revenues of central budget	1,920.0	2,177.4	2,424.6	2,527.7	2,888.6	2,866.5	2,591.1
Private persons’ special tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0
98% extraordinary tax of private persons	1.0	0.4	0.0	0.0	0.0	0.0	0.0
Registration fee paid after domestic servants	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tax payments	6.9	8.6	7.8	6.8	3.2	0.0	0.1
Fees	173.6	191.0	215.6	207.2	224.0	198.7	240.0
Vehicle tax	45.8	47.9	50.4	85.3	95.0	90.5	93.7
Other Revenues
Total (Payments of Households)	2,147.3	2,425.3	2,698.3	2,827.1	3,210.8	3,155.7	2,924.9
Central Budgetary Institutions and Chapter Administered Appropriations
Own revenues of the institutions	2,389.9	2,228.9	2,002.7	2,354.6	2,178.5	1,510.6	2,040.6
Own revenues of chapter administered professional appropriations	433.8	122.0	140.8	337.8	485.0	235.0	235.0
EU support of chapter administered professional appropriations and central investments	1,124.2	85.4	107.6	105.9	0.0	0.0	0.0
Total	3,947.8	2,436.3	2,251.1	2,798.3	2,663.5	1,745.6	2,275.6
Payments of Central Budgetary Institutions	42.9	30.4	137.4	34.4	26.4	26.2	31.6
Payments to Central Carry-Over Fund		199.8	286.6	339.1	0.0		888.0
Contribution to National Social Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Payments of Local Governments	36.4	41.7	55.2	67.8	168.8	129.8	167.0
Payments of Extrabudgetary and Social Security Funds	29.8	13.3	91.5	38.9	21.2	21.2	21.2
Revenues of International Transactions	0.0	0.0	1.6	0.0	0.0	0.0
Payments Related to State Property	265.5	184.6	217.5	293.6	210.1	275.8	399.1
Other Revenues	40.8	19.6	37.2	48.8	99.5	19.1	23.0
Revenues Related to Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenues from EU programs		1,053.8	1,251.4	1,681.1	1,550.8	2,363.3	2,111.8
Reimbursement of EU financial supports	100.4	260.9	211.4	1.9	0.0	0.0	0.0
Customs and import duties	12.2	15.7	16.0	15.9	23.4	22.4	28.5
Pension Reform and Debt Reduction Fund	0.0	0.0	0.0	0.0	0.0	0.0
Total Revenues(1)	13,074.2	13,525.1	14,809.9	16,025.7	17,247.4	16,961.8	18,872.9
Interest Revenues	104.3	120.5	258.4	247.2	130.2	105.0	178.3
Total Revenues(2)	13,178.4	13,645.6	15,068.2	16,272.9	17,377.6	17,066.8	19,051.2
Expenditures
Subsidies to Economic Units	326.3	383.1	421.2	663.4	642.9	479.4	696.9
Support to the Media	70.2	71.3	80.1	84.8	97.2	110.7	110.7
Consumer Price Subsidy	94.5	90.4	89.1	65.0	86.0	120.0	119.6
Housing Grants	184.7	193.2	191.2	251.5	376.5	381.8	419.1
Family Benefits Social Subsidies
Family benefits	407.1	402.7	399.2	399.4	398.2	401.1	401.9
Income supplement benefits	124.4	122.2	137.4	142.0	151.9	162.3	176.1
Benefits under retirement age	94.7	92.9	92.5	92.9	99.1	97.1	107.9
Other specific subsidies	26.8	25.1	25.2	24.5	24.0	24.8	24.8
Total	653.0	642.8	654.3	658.9	673.1	685.3	710.7
Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	5,141.5	5,726.8	6,228.0	7,285.8	7,308.5	5,386.3	6,781.9
Chapter administered professional appropriations	5,116.6	4,691.7	4,896.2	7,072.8	4,374.1	3,322.4	3,173.2
Central investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	10,258.1	10,418.5	11,124.2	14,358.5	11,682.7	8,708.7	9,955.1
Support to Political Parties and Other Civil Organizations	3.8	9.8	5.6	4.5	5.6	11.8	11.8
Transfer to Social Security Funds	623.9	591.6	467.6	652.0	1,409.2	1,785.3	2,073.1
Transfer to Local Governments
Direct transfer from the budget	700.5	746.8	778.5	821.0	1,013.8	873.4	1,080.0
Yielded PIT revenues	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	700.5	746.8	778.5	821.0	1,013.8	873.4	1,080.0
Transfer to Extrabudgetary Funds	85.0	92.5	76.9	248.5	115.4	150.0	151.4
EU Programs Expenditures	n/a	n/a	n/a	n/a	2,241.3	3,001.2	2,697.1
Expenditures of International Transactions	4.0	2.8	6.1	10.8	11.9	16.8	11.8
Debt Service Related Expenditures	50.3	32.4	38.7	44.5	52.3	43.4	42.0
Other Expenditures	66.7	63.1	69.7	120.3	160.3	153.1	201.5
Reserves	0.0	0.0	0.0	0.0	0.0	893.7	0.0
Extraordinary Expenditures	0.0	0.0	0.0	2.2	1.9	1.8	1.8
Government Guarantees Redeemed	17.9	12.5	14.8	14.0	16.8	47.0	32.3
Contribution to EU Budget	260.4	316.5	365.3	449.8	610.5	564.9	608.0
Expenditures Related to State Property	451.0	305.6	517.1	1,311.7	1,462.0	800.1	1,377.2
Interest Payments	1,091.3	1,048.4	1,100.5	1,227.7	1,404.5	1,369.6	1,838.4
Total Expenditures	14,941.5	15,021.2	16,000.8	20,988.9	22,063.9	20,198.1	22,138.4

Source: Ministry of Finance

Notes:—

(1)	Excluding interest revenues

(2)	Including interest revenues

Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency

As of May 2018, the Ministry of Finance assumed responsibility from the Ministry for National Economy for supplying information to support the Government’s decision-making and for co-coordinating issues falling within the Government’s scope of authority in relation to public finances. See “Hungary—Political System—Government.” Specific responsibilities include the preparation of the bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

The Ministry of Finance is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the recording of government debt, including guarantees granted and sureties undertaken by the Government, and loans and claims of the central government. These tasks are executed through the Treasury, and debt and liquidity management tasks are carried out by Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság, a special government debt management agency (the Government Debt Management Agency Private Company Limited by Shares or “GDMA Pte Ltd.”).

The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of Finance. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts. The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obligated to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.

The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

The Government’s borrowing needs are financed by the GDMA Pte Ltd. The Finance Minister established the GDMA Pte Ltd. in order to concentrate debt management functions into one organization. Accordingly, the GDMA Pte Ltd. manages, renews and records the forint and foreign exchange debt of the central government and, since 2003, manages the liquidity of the Single Treasury Account. For purposes of liquidity management, the GDMA Pte Ltd. introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

In the domestic market, the responsibilities of the GDMA Pte Ltd. include the administration of auctions and subscriptions, and the development of the institutional framework and structure of government securities markets. Further, the GDMA Pte Ltd. provides easily accessible, up-to-date information on the government securities markets and on financing of Hungary’s borrowing needs in order to encourage transparency. With respect to foreign debt management, the GDMA Pte Ltd. acts in the name of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

Taxation

The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes. The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards.

Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source income as defined by the relevant Hungarian tax law and also as may be affected by an applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand.

Hungary, like many developing countries, has a substantial “shadow” economy that avoids paying taxes. However, the “shadow” economy has diminished in recent years, as evidenced by an increase in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

Effective July 1, 2020, the Ministry of Finance announced that four types of tax contributions paid by employees were merged. The pension contribution, the in-kind and in-cash health insurance contributions, and the job market contribution (all paid by the employee) were merged into a single tax. The rate of the new unified contribution paid by the employee, the social security contribution, was set at 18.5%.

Moreover, the rate of social contribution tax paid by the employer was decreased from 17.5% to 15.5%. In addition, all working pensioners were exempt from paying contributions beginning July 1, 2020.

Corporate Profit Tax and Corporate Dividend Tax

Effective January 1, 2017, the corporate tax was reduced to a flat rate of 9%, based on a tripartite agreement signed between the Government, employers, and employees represented by trade unions. Domestic entities receiving dividends are exempt from Hungarian dividend tax. Foreign entities receiving dividends, interest and royalties from local sources are not subject to withholding tax.

The rate of small business tax (“KIVA”) was cut from the previous 16% to 14% in 2017, to 13% in 2018 and to 12% in 2020. The fixed-rate tax on small businesses (“KATA”) is applicable for enterprises with revenues of up to HUF12 million per year, instead of the previous amount of HUF6 million. The fixed rate for KATA was HUF50,000 in case of full-time employees and HUF25,000 in case of part-time employees and HUF75,000 in certain specific cases. From September 1, 2022, the fixed rate for KATA is HUF50,000.

On June 29, 2020, the Ministry of Finance announced changes to the KATA with the goal of lowering the possibility of system abuse. The most important change was a requirement of additional tax payments in certain instances. If the total value of transactions between a KATA entrepreneur and one of its business partners exceeds HUF3 million within a given year, then a 40% tax must be paid on the sum exceeding HUF 3 million.

On July 12, 2022, the Parliament adopted the amendment to the KATA. From September 1, 2022, KATA will only be available to full-time self-employed individuals providing services or selling products to individuals. KATA is applicable for full-time self-employed individuals with revenues of up to HUF18 million per year, instead of the previous amount of HUF12 million.

Personal Income Tax

Since 2013, Hungary has had a flat-rate personal income tax, subject to a family allowance. Since January 1, 2016, the flat tax rate on personal income has been 15%.

For 2019, based on the number of children in the household, the personal income tax paid by an employee can be reduced by the respective amount set forth in the following table:

Table 46: Family Personal Income Tax Allowance

Number of Children	HUF(1)
One child	10,000
Two children(2)	20,000
Three or more children	33,000

 Source: MNE

Notes:

(1)	Per month per child.

(2)	As of January 1, 2016, the tax allowance for two children was HUF12,500, as of January 1, 2017, the tax allowance for two children is HUF15,000, as of January 1, 2018, the tax allowance for two children was HUF17,500, and as of January 1, 2019, the tax allowance for two children was HUF20,000.

As of January 1, 2014, the family personal income tax allowance may be applied as a deduction not only for purposes of personal income tax, but also for purposes of the healthcare contribution and pension contribution paid by the employee.

As of January 1, 2020, personal income tax for mothers with four or more children was reduced to zero.

Value Added Tax

As of January 1, 2012, the standard VAT rate was set to 27%. A reduced 18% VAT rate was introduced with respect to certain basic food items, and a 5% rate was set on special needs items (e.g., medicine and books). Currently, there is no tax imposed on certain services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives.

The VAT rate on live pigs and half-carcasses was cut to 5% as of January 1, 2014. Subsequently, the VAT rate on live and slaughtered cattle, sheep and goats was cut to 5% as of January 1, 2015, and the VAT rate on unprocessed pork was cut to 5% as of January 1, 2016. Subsequently, the VAT rate on poultry, eggs and milk was cut to 5%; and the VAT rate on restaurant and internet services was cut to 18% as of January 1, 2017. VAT on newly built homes was reduced to 5% for the years 2016, 2017, 2018 and 2019. As part of Government’s action plan to relaunch the economy, the VAT on new home construction was further reduced. See “Public Finance– Developments in Public Finance during the COVID -19 Pandemic”.

Registration Tax

Registration tax has been levied on the registration of cars since February 2004; however, in line with a relevant decision of the European Parliament, the registration tax was decreased significantly for all passenger cars. For environmental reasons, the largest reduction in tax has been for the most environment-friendly cars.

Excise Duty

An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products.

On April 10, 2014, the ECJ declared that Hungary failed to fulfill its obligations under EU legislation relating to excise duties on alcoholic beverages. As a result, an excise duty was introduced on these items effective from January 1, 2015. The excise duty has been gradually increased since then in line with EU requirements.

Surtax on Financial Institutions

On July 22, 2010, Parliament adopted an Act imposing a special tax on financial institutions on their 2010 income or adjusted balance sheet as of December 31, 2009 or the sum of the net value of managed funds and other managed portfolio assets (the “Surtax on Financial Institutions”). The Surtax on Financial Institutions was originally levied for the year 2011 and was applicable to all financial institutions (both domestic and foreign) with at least one set of annual financial statements prepared by July 1, 2010, including banks, insurance companies and other financial sector enterprises (e.g., investment companies, stock exchanges, commodity exchange service providers, venture capital fund managers, and investment fund managers), including their branches. The Government subsequently established the Surtax on Financial Institutions as a permanent tax.

An agreement concluded on December 15, 2011, allowed for the Surtax on Financial Institutions to be reduced by certain loss items arising from the fixed-rate repayment schedule.

In 2015, the Government submitted to Parliament an amendment to the Surtax on Financial Institutions in line with the informal guidelines of the European Commission and in accordance with the Memorandum of Understanding concluded with the EBRD. The bill reduced the highest surtax rate by 0.07 percentage points, from 0.31% to 0.24% effective as of January 1, 2016. The lower surtax rate remained unchanged at 0.15%, up to HUF50 billion. The tax base remained the modified balance sheet total of 2009. On December 15, 2015, Parliament adopted an amendment, setting a surtax rate of 0.15% to be applied to up to HUF50 billion on the adjusted balance sheet, and a rate of 0.24% to be applied to amounts on the adjusted balance sheet above this threshold. As of January 1, 2017, the surtax rate was decreased from 0.24% to 0.21%, and, as of January 1, 2019, the surtax rate was decreased from 0.21% to 0.20% on adjusted balance sheet totals exceeding HUF50 billion.

In June 2015, the Government implemented tax relief of up to 30% of the Surtax on Financial Institutions, effective as of 2016, for lenders that had increased their volume of corporate lending since 2009. The tax relief equaled the increased amount of corporate loans outstanding, but could not exceed 30% of bank tax payable by the lender. The total reclaimable amount was capped at HUF10 billion. If requested refunds breached the HUF10 billion ceiling, the amount of refunds would be proportionately distributed among lenders that, instead of deleveraging, opted to increase lending after 2009.

The tax base and rate vary according to the type of institution and are currently as follows:

Table 47: Tax Base and Rate

Type of Institution	Tax Base and Rate
Banks	0.15% of the adjusted balance sheet total up to HUF50 billion and 0.20%(1) of amounts in excess of such threshold
Insurance companies	—(2)(3)
Financial enterprises	6.5% of interest and 6.5% of fees and commission income
Investment companies	5.6% of the adjusted net income
Stock exchanges	5.6% of the adjusted net income
Commodity exchange service providers	5.6% of the adjusted net income
Venture capital fund managers	5.6% of the adjusted net income
Investment fund managers	—(4)

Source: Act No. LIX of 2006 on special tax and charge enhancing the balance of public finances.

Notes:

(1)	In 2016 the tax rate was 0.24%, and until January 1, 2015, the tax rate was 0.53%. As of January 1, 2019, the tax rate was decreased to 0.20%.

(2)	In 2011 and 2012, the tax rate was replaced by a three-tier progressive tax rate structure with rates of 1.5%, 3.0% and 6.4%. The lowest tier extended up to HUF1 billion, the middle tier from HUF1 billion to HUF8 billion, and the highest rate on income exceeding HUF8 billion.

(3)	As of January 1, 2013, surtax on insurance companies has been abolished, and uniform insurance tax has been introduced.

(4)	Prior to January 1, 2015, the tax rate was 0.028% levied on the sum of the net value of managed funds and other managed portfolio assets. As of January 1, 2015, investment fund managers are exempt from the surtax on financial institutions; simultaneously, a new special tax was introduced.

Uniform Insurance Tax

On July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax to decrease the number of taxes imposed on insurance companies. The tax base is the relevant insurance fee. The rate of the tax is 15% for all-risk vehicle insurance fees and 10% for property and accident insurance fees. The amount of the tax is calculated, declared and paid by the insurance companies monthly. This Act went into effect on January 1, 2013, and with the introduction of this new type of tax, the surtax imposed on insurance companies and the fire protection contribution were abolished.

Surtax on Telecommunications and Energy Sectors

On October 20, 2010, Parliament adopted an Act approving a surtax on retail businesses, telecommunication companies and energy supply companies. Telecommunication companies are subject to a 4.5% tax on annual net sales revenues between HUF500 million and HUF5 billion and 6.5% on the excess above HUF5 billion. Energy supply companies, which are already subject to a special surtax of 8% on adjusted net profits in addition to the standard corporate income tax rate, are now subject to an additional 0.3% tax on annual net sales revenues up to HUF5 billion and 1.05% on revenues exceeding HUF5 billion.

Surtax on Certain Products Endangering Public Health

As of September 1, 2011, an Act went into effect that introduced a surtax on certain products containing high levels of sugar or salt. The surtax is imposed on the person or legal entity selling the product for the first time in Hungary (e.g., the Hungarian manufacturer or the importer). The following table sets forth the tax rates applicable since January 1, 2014:

Table 48: Surtax Rates on High Sugar or Salt Products

Type of Product	Tax Rate
Soft drinks	HUF7 or 200 per liter
Energy drinks	HUF40 or 250 per liter
Pre-packaged product with high level of sugar	HUF70 or 130 per kilogram
Salted snacks (e.g. chips)	HUF250 per kilogram
Food flavoring mixes	HUF250 per kilogram
Flavored beer or alcoholic beverages	HUF20 or 100 or 300 or 500 or 700 or 900 per liter(1)
Marmalade	HUF500 per kilogram

 Source: Act No. CIII of 2011 on Public Health Product Tax

Note:

(1)	According to the alcohol content of the beverages

The following table sets forth the tax rates applicable as of January 1, 2019:

Table 49: Revised Surtax Rates on High Sugar or Salt Products

Type of Product	Tax Rate
HUF/liter or HUF/kilogram
Soft drinks (syrup)	HUF240
Soft drinks (other)	HUF15
Energy drinks (containing methyl xanthine and taurine)	HUF300
Energy drinks (containing methyl xanthine)	HUF50
Cocoa powder with added sugar	HUF85
Pre-packed products (with high level of sugar)	HUF160
Salted snacks	HUF300
Food flavoring mixes	HUF300
Flavored beer	HUF25
Alcoholic refreshing drinks	HUF25
Marmalade	HUF600
Alcoholic drinks(1)	HUF25-1,100

Source: National Tax and Customs Administration

Note:

(1) According to the alcohol content of the beverages

Financial Transaction Duty

After several amendments adopted by Parliament, the Act on Financial Transaction Duty went into effect as of January 1, 2013. The rate of duty was originally set at 0.2% of the transferred amount and 0.3% for cash withdrawals. The duty is payable by the entity providing the relevant payment service. The amount of the duty is capped at HUF6,000 per transaction. This cap is not applicable when the taxpayer is the Settlement Center of the Hungarian Post or the Hungarian Treasury, except that the duty payable with respect to each transaction at the Treasury involving the sale of government securities is also capped at HUF6,000. In accordance with the recommendation of the European Commission, the transactions of the NBH are not subject to this duty. Certain Treasury transactions are not subject to the duty (such as payments related to social security contribution funds, payments and transfers related to EU subsidies and initiated from accounts held at the Treasury, transactions involving accounts of the National Tax and Customs Administration held at the Treasury). Certain intra-group financing-related and investment service provision-related payment transactions are also exempt.

As of August 1, 2013, the financial transaction duty was increased. For cash withdrawals, the duty was increased from 0.3% to 0.6% and the cap was eliminated; for other transactions, the duty was increased from 0.2% to 0.3% and the cap remained at HUF6,000.

As of February 1, 2014, cash withdrawals from ATMs may be free of charge up to twice a month, up to a total of HUF150,000.

As of January 1, 2015, the Financial Transaction Duty became a lump-sum duty on electronic payment instruments. For contactless payment instruments, the duty is HUF500 per year and for other electronic payment instruments the duty is HUF800 per year. The duty is payable by the payment service provider upon every payment instrument used by an account holder.

On December 1, 2016, the MNE announced that banks expanding their total amount of loans by at least 20% between the end of the year 2015 and the end of the year 2017 were entitled to reduce the financial transaction duty levied on the bank. The reduction was set at 0.6% of the increase of their total amount of loans. The maximum amount of reduction was set at HUF300 million and could not exceed 80% of the financial transaction duty levied on the bank.

As of January 1, 2019, the Financial Transaction Duty was abolished for transactions of natural persons under HUF20,000.

Public Utility Tax

As of January 1, 2013, public utilities, such as cables (electricity, phone, television, internet) and pipelines (gas, water, conduit) laid above or underneath municipal areas were subject to an additional tax. The entity owning the cable or pipeline pays this tax, except if the owner is the state or a local government, in which case the tax will be paid by the service provider. The tax base of this tax is the total length of cables and pipelines, and the payable tax is HUF125 per meter of cable or pipeline.

Since 2014, the public utility tax rate applies to telecommunication cables according to the following three-tier system:

Table 50: Telecommunication Public Utility Tax Rates

Length of Telecommunication Cables	Public Utility Tax Rate
Up to 200,000 meters	0% of the standard tax is payable
Between 200,000 and 350,000 meters	30% of the standard tax is payable
Between 350,000 and 500,000 meters	75% of the standard tax is payable
500,000 meters and above	100% of the standard tax is payable

Source: Act No. CLXVIII of 2012

Low Tax-Bracket Enterprises and Small Enterprises Tax

As of January 1, 2013, new tax options were introduced as part of the Job Protection Action Plan for low tax-bracket enterprises and small enterprises. One of these new options for small enterprises is a tax of 16% of a tax base, including a cash-flow based profit plus wages and salaries. Businesses opting for such tax are exempt from certain taxes applicable to wages and salaries. Low tax-bracket enterprises choosing the monthly flat rate tax are exempt from the payment of the main central taxes, such as corporate and dividend tax, personal income tax and social contributions. As of January 1, 2018, the tax rate was reduced from 14% to 13%. As of January 1, 2020, the tax rate was reduced again to 12%.

Other Central Government Revenues

Customs duties are imposed on goods imported from outside the European Union in accordance with the EU customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

On June 26, 2013, Parliament adopted an Act on the amendment of certain acts related to organizing “remote” gambling. The Act went into effect on July 19, 2013. The Act provides for remote gambling (including online gambling and sports bets) services within the framework of a state regulated and supervised scheme. The national gambling organizer is entitled, by virtue of law, to organize remote gambling, while other organizers are entitled upon a concession agreement concluded as a result of a concession tender, and upon paying the concession fee stipulated by the annual budget act for the relevant year, to organize remote gambling. Since 2013, the yearly concession fee has been HUF100 million per each type of remote gambling.

As of November 15, 2013, rules related to the compulsory tendering of gambling concessions were modified. As a result of the modification, if there is an offer from a reliable gambling organizer, the responsible minister may execute a concession agreement without a concession tender, provided that the reliable gambling organizer undertakes to pay double the amount of the statutory concession fee.

On April 14, 2015, Parliament approved a bill amending the act regulating food chain safety. According to the bill, the food chain inspection fee amounts to 0.1% of total net revenues from food production including animal husbandry, plant cultivation and distribution.

Simplified Business Tax

Certain SMEs are entitled to pay a tax levied on the total revenues of the enterprise instead of paying corporate income tax. Enterprises with a total revenue of up to HUF30 million are entitled to choose to pay this tax. These enterprises are not subject to VAT.

Local Taxes

Local taxes vary among municipalities. Local governments are permitted to assess local business tax and various property taxes. Municipalities are entitled to introduce any type of community taxes beside local taxes, with the exception of tax types prohibited by law or which are already subject to an act.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Table 51: Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	For the Year ended December 31,
	2017	2018	2019	2020	2021	2022	2022
	Final	Final	Final	Final	Preliminary	Planned	Expected

	(HUF billions)
Social Security Funds
Revenues	5,325.2	5,702.9	5,815.8	5,889.7	6,951.5	7,623.7	8,108.8
Expenditures	5,468.1	5,786.5	6,050.7	6,541.8	7,370.9	7,770.5	8,338.9
Surplus (deficit)	(142.9)	(83.7)	(234.9)	(642.1)	(491.5)	(146.8)	(230.0)
Extra Budgetary Funds(2)
Revenues	719.6	574.0	658.2	848.1	690.0	703.3	743.2
Expenditures	647.1	566.4	618.7	801.4	709.8	577.9	578.2
Surplus (deficit)	72.5	7.6	39.5	46.7	(19.8)	125.4	165.0

Source: Ministry of Finance

Notes:

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance—Methodology.”

(2)	Currently, these funds consist of the Nuclear Fund, the National Employment Fund, the Research and Development Fund, the National Cultural Fund, and the Bethlen Gábor Fund.

The contribution of the central government to the social security funds was HUF623.9 billion in 2017, HUF591.6 billion in 2018, HUF467.6 billion in 2019, HUF652.0 billion in 2020, and HUF1,409.2 in 2021. The contribution of the central government to the social security funds was planned to be HUF1,785.3 billion in 2022 according to the planned budget. The contribution of the central government to the social security funds is expected to be HUF2,073.1 billion in 2022 according to the expected budget.

Social Security System

Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Government. Since the change of the political and economic system, self-provision (individual private savings) has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may affect the amount of the social security benefits they receive in the future by making voluntary payments into a private investment account or joining a voluntary pension fund. The Government provides social security benefits for those incapable of self-provision.

Health Care System

The Hungarian health care system is accessible to persons who have a Hungarian social security card and make mandatory contributions to the social security system. Three levels of health care are available and are expected to be utilized in the order of basic care to more extensive care. However, treatments may begin at a higher level of care if it would be more efficient. The first level of care is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care and the third level consists of in-patient care at a health care facility (e.g., hospital, clinic or sanatorium). However, disabled individuals are entitled to use ambulant services, receive sickness benefits and/or qualify for disability pensions. In addition to such disability benefits, disabled persons are entitled to additional financial and in-kind benefits, including, for instance, the right to use designated parking lots and receive financial assistance for travel.

A social contribution tax is payable by employers. The social contribution tax rate was reduced from 19.5% to 17.5% as of July 1, 2019. Subsequently the employer social contribution tax rate was reduced to 15.5% as of July 1, 2020.

An 8.5% health care contribution and employment market contribution is payable by employees. Health fund contributions are similar to those for the pension funds; an employee contributes 7% of his or her income.

Pension System

In the course of the reform of the social security system, the pension system has undergone a fundamental transformation over the last decade. The single-tier pension system was replaced by a three-tier system in 1998, pursuant to which, in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offered the possibility of self-provision. Furthermore, an employee had the possibility of joining a voluntary pension fund as well. The three pillars of this system were: compulsory state pensions; compulsory private pension funds; and voluntary private pension funds.

In November 2010, Parliament approved pension reform legislation with the ultimate goal of transforming the “three-pillar” system into a “two-pillar” system, which is closer to European practices. The “two-pillar” system would consist of the state-run compulsory pension and the voluntary private pension.

Until January 31, 2011, individuals who were participants in the compulsory private pension system could opt to transfer their private pension to the state-run pension system or opt to remain in the private pension system, although the former option is encouraged through significant incentives. The individuals remaining in the private pension system did not receive further entitlement in the state-run pension system and, therefore, with the exception of employees who already had the minimum service time of at least 20 years of employment in the state-run pension system, those individuals will receive their pensions solely from their private pension funds. Further, if the individuals opted to remain solely in a private pension fund, as of January 1, 2012, their 10% contribution was transferred to their selected private pension fund. For employees solely participating in the state pension system, the entire 10% contribution would be applied to the state pension fund.

The objective of the pension reform was to address concerns with the three-pillar system. Under such system, pension liabilities had been increasingly affecting the budget, and low net real returns on the compulsory private pensions posed a threat to future pension payments. The pension reform aimed to generate public revenue from two sources. First, the accumulated funds of individuals opting into the state pension system would contribute to a significant decrease in the explicit public debt. Second, revenues received from future pension contributions would help balance the state pension system in the long term.

The employer’s contribution (“social contribution tax”), which was reduced to 15.5% as of July 1, 2020, is paid into the state pension fund.

Effective January 1, 2010, the retirement age for both women and men was raised to 62.5 years. The retirement age then gradually increased to 65 years as of 2022. See “Public Finance—Budget Trends.” However, the positive effects of the pension reform on the general budget will not be apparent for at least 30 years because of delayed effectiveness.

Sustainability of the Social Security System

Health Care System

Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for health care employees and the rapid increase of services. Due to strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of pharmaceutical drug prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

In order to ease the burden of the state in the long-term in the financing of the health care system, the Government has reformed the health care system. The reform efforts are aimed at curbing the expenditure growth and introducing cost-effective services by changing the financing and incentive mechanisms.

Pension System

According to demographic projections, the proportion of the population over the retirement age compared to the population of the working age will increase significantly in the next decades. The increase in the retirement age (see “Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

In response to these adverse demographic trends, the Government has taken certain steps to reform the pension system. Most importantly, these steps, in addition to raising the retirement age, included the introduction of mixed financing and the application of the so-called “Swiss indexation” (the pension will increase by the simple average of wage increases and inflation) prior to 2009. After 2009, the pensions were indexed to the inflation rate.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Table 52: Local Government Revenues and Expenditures

	For the Year ended December 31.
	2017	2018	2019	2020	2021	2022	2022
	Final	Final	Final	Final	Preliminary	Planned	Expected

	(HUF billions)
Revenues
Own revenues	1,170.7	1,298.7	1,405.1	1,251.0	1,309.9	1,422.7	1,414.9
Subsidies	700.5	746.8	778.5	821.0	1,017.5	873.4	1,080.0
Other revenues	1,139.0	931.3	894.5	873.2	953.9	921.2	1,063.3
Total revenues, GFS (excluding privatization)	3,009.2	2,976.8	3,078.1	2,945.2	3,281.3	3,217.3	3,558.2
Privatization revenues	4.0	3.4	3.5	13.9	3.1	3.5	3.5
Total revenues (including privatization)	3,013.2	2,980.2	3,081.6	2,959.1	3,284.4	3,220.8	3,561.7
Expenditures
Wages	861.0	900.0	959.4	971.1	997.8	986.2	1,065.6
Investments	559.6	696.8	913.3	865.2	832.5	1,040.1	915.4
Other expenditures	1,073.6	1,133.9	1,285.2	1,234.0	1,392.4	1,350.9	1,441.0
Total expenditures	2,494.2	2,730.7	3,157.9	3,070.3	3,222.7	3,377.2	3,422.0
Surplus (deficit), GFS (excluding privatization)	516.0	246.1	(79.8)	(125.1)	58.6	(159.9)	136.2
Surplus (deficit) (including privatization)	518.9	249.5	(76.3)	(111.2)	61.7	(156.4)	139.7

Source: Ministry of Finance

The municipalities are to a large extent autonomous, according to the Hungarian Constitution and the Local Government Act. However, the Government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget over which the Government and Parliament have more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system. The debt management and debt financing of municipalities was restricted as of January 1, 2012. See “Political System—Local Government.” During 2021, the revenues of the local governments amounted to HUF3,284.4 billion, the expenditures of local governments amounted to HUF3,222.7 billion, and the fiscal balance of the local governments, excluding proceeds from privatizations, amounted to a surplus of HUF58.6 billion.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between Hungary and the EU:

Table 53: Budgeted Financial Flows between Hungary and the EU Budget between 2017 and 2021

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(HUF millions, current prices)
EU resources appearing in the Hungarian budget	1,032,013.8	1,330,456.6	1,254,769.6	1,534,589.9	1,464,418.5
National contribution (co-financing of projects)	1,447,147.2	475,908.2	184,463.3	245,643.9	700,952.4
EU resources out of the Hungarian budget (mainly agricultural subsidies)	362,415.1	391,283.9	492,351.0	515,770.8	478,092.0
National contribution to the EU Budget	260,395.4	316,469.5	365,306.5	449,764.8	610,467.8

Source: Ministry of Finance

Certain EU funds are only available for certain projects if Hungary contributes a specified percentage amount towards such project. In addition, EU funds that are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.

Medium-Term Fiscal Program and the Convergence Program

Hungary’s economic policy targets are set out in a Convergence Program submitted annually to the European Commission. The report discusses Hungary’s policy goals for achieving the criteria set by the European Commission to attain membership in the Eurozone. The European Commission regularly evaluates the Convergence Programs, including the economic targets and the achievement of such targets.

Under the EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):

•	Price stability – maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three EU Member States which perform the best in terms of price stability;

•	Long-term interest rates – achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best-performing EU Member States in terms of price stability;

•	Government budgetary position – achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value or (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	Government debt – achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	Exchange rate – participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.

The convergence required for entering the Eurozone is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

The Ministry of Finance compiled the latest version of Hungary's Convergence Program with information as of April 30, 2022. According to the Convergence Program, the Government expected the budget deficit to GDP ratio (according to Excessive Deficit Procedure methodology) to reach 4.9% in 2022, 3.5% in 2023, 2.5% in 2024, 1.5% in 2025, and 1.0% in 2026. The general government debt to GDP ratio (according to ESA methodology) was projected to reach 76.1%in 2022, 73.8% in 2023, 70.4% in 2024, 66.9% in 2025, and 63.1% in 2026. The Government plans to achieve total revenue-to-GDP ratio of 41.1% in 2021, 41.1% in 2022, 41.6% in 2023, 41.1% in 2024, 40.3% in 2025 and 39.4% in 2026. The Government plans to reduce the total expenditures-to-GDP ratio from 47.8% in 2021 to 46.0% in 2022, 45.1% in 2023, 43.6% in 2024, 41.8% in 2025 and 40.4%in 2026.

Recent Developments in Public Finance

On April 28, 2020, Minister of Finance Mihály Varga announced that the credit agreement relating to the Belgrade-Budapest railway line had been signed. According to the agreement, concluded with China Eximbank, the Hungarian state would be financing 85% of the investment using credit, and the remaining 15% from its own resources.

On June 25, 2020, Minister of Finance Mihály Varga announced that the government had allocated HUF923 billion forints for the Economy Protection Fund for 2020 and earmarked HUF2,550 billion for the Economy Protection Fund for the following year.

On June 29, 2020, the Ministry of Finance announced changes to the KATA small business tax with the goal of lowering the possibility of system abuse. The most important change was a requirement of additional tax payments in certain instances. If the total value of transactions between a KATA entrepreneur and one of its business partners exceeds HUF 3 million within a given year, then a 40% tax must be paid on the sum exceeding HUF 3 million.

On April 29, 2021, the Parliament approved legislation exempting the income of Hungarians under the age of 25 from personal income tax. Under the law, people under 25 would not have to pay personal income tax for wages below the gross average wage. The measure is expected to cost the Government HUF130-150 billion annually.

On September 14, 2021, the Government announced that the debt payment moratorium for pensioners, parents raising children, public sector workers and people whose incomes declined compared to the previous year would be extended until June 30, 2022.

On November 12, 2021, the Government announced that it would cap the price of petrol and diesel fuel at HUF480 (EUR1.3) per liter to help reduce inflation.

On December 7, 2021, the Government announced that 13th month pensions would be paid out in February 2022.

On December 10, 2021, the Government announced that it had decided to delay some investments, increasing Hungary's financial reserves for the year 2021 by HUF350 billion while reducing public debt.

On December 23, 2021, Prime Minister Viktor Orbán announced that the Government would freeze retail mortgage interest rates at their 31 October 31, 2021 levels for a six-month period beginning in January 2022.

On January 4, 2022, Minister of Finance Mihály Varga announced that the Government had saved HUF755 billion by postponing several public investments, allowing it to lower its 2022 budget deficit target to 4.9% of GDP from 5.9% and to continue reducing public debt. The Minister of Finance also announced that Hungary's budget had the resources to cover measures such as family tax rebates, the 13th month pension, personal income tax exemptions for those under 25, and wage increases.

On January 13, 2022, the Government announced that it would cap the prices of sugar, wheat flour, sunflower seed oil, pork leg, chicken breast and milk with 2.8% fat at their October 15, 2021 prices, effective February 1, 2022, in order to combat inflation.

Parents raising children were entitled to receive a family tax refund with respect to their personal income taxes paid for the year 2021. By February 14, 2022, parents raising children had received tax refunds in an aggregate amount of HUF610 billion, and by March 20, 2022, the aggregate amount of family tax refunds reached approximately HUF650 billion.

On March 25, 2022, the Government announced that it had purchased a 45% share in each of two Hungarian insurance companies: Aegon Biztosító and Union Biztosító. The combined share of the two insurance companies in the domestic insurance market is almost 20%.

On May 9, 2022, the Ministry of Finance announced that the general government balance according to GFS methodology (excluding local governments) posted a HUF2,635.6 billion deficit during the four-month period ended 30 April 30, 2022.

On May 31, 2022, the Government announced its intention to implement a series of measures aimed at strengthening Hungary's fiscal balance. The Government expects to achieve 60% of the desired fiscal adjustment from expenditure cuts and 40% from higher revenues, predominately from domestic sources. The Government is targeting a fiscal deficit of 4.9% of GDP in 2022 and 3.5% of GDP in 2023.

Revenue increases are expected to come from temporary taxation of windfall profits of companies, such as those derived from the current divergence between credit and deposit interest rates and between Brent and Urals crude oil prices. These taxes are targeted and impact a limited number of companies.

Expenditure-cutting measures are expected to produce a larger effect on the fiscal balance than revenue-side actions. Certain public investment and capital expenditure projects are expected to be postponed due to higher prices. The Government may then focus funds on private sector investments, with the aim of strengthening domestic growth potential and reducing the pressure on prices. The Government aims to reduce its operational expenditures by 1% of GDP starting from 2022. Reducing costs at various Government ministries, budgetary authorities and within Government programs is expected to contribute to fiscal efficiency.

Further, the Government intends to create the Homeland Defence Fund to support the financing of government expenditures required to strengthen Hungary's ability to take necessary protective measures for defense during and with respect to the current war environment. Hungary's defense expenditures for 2023 are forecast to constitute 2% of GDP, which would fulfill commitments made at the time of Hungary's accession to NATO.

The Government also intends to create the Utilities Protection Fund with the aim of maintaining the purchasing power of Hungarian households. The preservation of low utility costs is expected to incentivize high saving rates by individuals.

The following table sets forth the proposed measures and their expected budgetary impact as a percentage of GDP:

Table 54: Expected Budgetary Impact of Proposed Fiscal Measures

Percentage of 2022 GDP
Revenue-side Measures
Special Taxes on Windfall Profits	1.14
Duties, Taxes on Company Cars and Public Health Taxes	0.15
Formal Sector Widening and Employability Simplifying Measures	0.05
Total Revenue-side Measures	1.34
Expenditure-side Measures
Economising and Efficiency Increase at Ministries, Budgetary Authorities, and Government Programs	1.00
Rescheduling and Preplanning of Public Investment Projects	0.50
Utilisation of Revenues from Feed-in Tariffs (KÁT) in Universal Services	0.20
Total Revenue-side Measures	1.70
Total	3.10

Source: MoF

On June 4, 2022, as part of the implementation of the fiscal consolidation plan announced on May 31, 2022 involving both expenditure cuts and revenue increases, the Government issued a decree establishing certain windfall profits taxes, in particular on banks, insurance companies, retail chains, energy companies, telecommunication companies and airlines, as well as on certain products and services (such as certain excise goods, pharmaceutical products and company cars). The Government aims to raise approximately HUF 800 billion in revenues from these taxes in 2022 and 2023. The Government expects to collect approximately HUF300 billion from the banking sector, including HUF50 billion by expanding the transactions duty, as well as HUF50 billion from insurance companies, HUF300 billion from energy companies, HUF60 billion from the retail sector, HUF 40 billion from telecommunication companies, HUF30 billion from airlines and HUF20 billion from pharmaceutical companies. The Government also plans to reintroduce the advertising tax in 2023, from which it aims to raise HUF15 billion.

On June 17, 2022, the Government announced that the price caps on six food products and petrol would be extended until October 1, 2022, and the loan moratorium and cap on mortgage rates would apply until December 31, 2022.

On July 14, 2022, the Government announced several measures related to energy consumption. The Government plans to increase domestic gas production from an annual 1.5 billion cubic meters to 2.0 billion cubic meters, and mandated the Minister of Foreign Affairs and Trade to procure more gas. The Government is also introducing an export ban on energy resources and a price cap on household electricity and gas prices, limited to average consumption levels. Lignite extraction will be increased, the blocks at the coal-fired Mátra power plant will be restarted, and plans will be made to extend the lifespan of the Paks nuclear power plant. The utility price cap scheme will be limited to average consumption levels from August 1, 2022.

On July 22, 2022, the Government detailed the utility price cap scheme. The price cap will apply for up to 1,729 cubic metres of gas used per year and up to 2,523 kilowatt hours of electricity used per year by a household. Households will pay HUF102 per cubic meter of gas for their consumption below the limit, and HUF747 per cubic meter in excess, while the market price is HUF1,020. One kilowatt hour of electricity will cost HUF36 below the limit and HUF70.1 above the limit, while the market price is HUF268.9. Separately metered water heaters operated at night will be charged HUF23.1 per kilowatt hour below the limit and HUF62.9 per kilowatt hour above the limit.

On August 1, 2022, the Government announced that it would restrict the fuel price cap of HUF 480 per liter to privately-owned vehicles, farm machinery, tractors and taxis. The market price for fuel applies to vehicles weighing over 7.5 tonnes with Hungarian license plates, all vehicles with foreign license plates, and fuel cans.

Developments Related to EU Funding and the Rule of Law

On July 17, 2020, the Government announced that Hungary would reject any conditions attached to the European Union’s COVID-19 rescue package at the EU summit taking place on July 17, 2020 and July 18, 2020. On July 22, 2020, after the EU Summit, Prime Minister Viktor Orbán announced that Hungary’s standpoint, that funding and rule of law issues should be handled separately, had prevailed at the Summit. According to Prime Minister Viktor Orbán, talks on the definition of rule of law were tabled until a later date.

On August 17, 2020, Justice Minister Judit Varga stated her view that the rule of law is too conceptually vague to be used as a measurement for sanctioning EU Member States. According to the Minister, the conclusions approved by the EU summit on July 21, 2020, made it clear that a system of sanctions cannot be based on such difficult-to-define notions. Hungary has always maintained the position that Article 7 procedures are only justified if the State concerned neglects the rulings of the ECJ.

On November 9, 2020, Prime Minister Viktor Orbán announced that he was prepared to veto the EU budget and the recovery fund if the payment of funds to Member States would be tied to the rule of law.

On November 17, 2020, the Government announced that Hungary and Poland vetoed the European Union’s next multi-year budget and post-pandemic recovery package, in line with its position communicated during the EU summit in July 2020, and in accordance with the power of veto laid down in the EU treaties.

On November 18, 2020, the Government announced its view that new rules making the receipt of EU funding contingent on upholding the rule of law breached the EU’s founding treaty as well as a deal in July not to tie funding to “political conditions”.

On December 11, 2020, the Government announced that a deal was struck on the EU budget and recovery fund at the EU summit.

On May 12, 2021, the Government requested a total of EUR7.2 billion from the EU as part of Hungary’s Recovery and Resilience Facility.

On May 27, 2021, Parliament approved legislation ratifying the European Union’s 2021-2027 budget framework and post-pandemic recovery package.

On April 27, 2022, the European Commission sent a formal notification to the Hungarian Government on the launch of the conditionality mechanism which would condition a portion of the disbursement of EU funds on Hungary's compliance with the rule of law. The formal notification is an initial step in the process of activating the conditionality mechanism. After receiving the notification, Hungary will have several (at least one to three) months to comment, provide relevant information and propose remedial measures in response to the Commission's findings. Then, the process involves a lengthy (at least approximately six to nine month) dialogue between the Commission and Hungary, during which the European Commission will assess whether a rule of law deficiency exists, and whether a direct link can be established between any rule of law deficiency and European budget interests. If, at the end of the procedure, the Commission determines that such deficiencies still exist, a proportionate part of the EUR5.85 billion from the EU's Recovery and Resilience Facility ("RRF") funding that Hungary expects to receive between 2022 and 2026 could be withheld to offset the budgetary effects of such deficiencies, if any. The exact proportion of the funds that may be withheld, if any, is uncertain. The objective of the process to remedy any identified deficiencies and its consultative nature gives ample opportunity to both parties to find the appropriate compromise remedial solutions.

On April 29, 2022, after having reviewed the European Commission's letter about activating the conditionality mechanism and linking EU funding to the rule of law, the Government communicated that, in its view, it saw no obstacle to signing the EU budget and recovery fund agreement, as the conditionality mechanism process would run in parallel to, and thus should not delay, the initial assessment of the Hungarian Recovery and Resilience Plan submitted in the frame of the EU RRF.

On August 22, 2022, Hungary submitted a letter to the European Commission describing remedial measures. Subsequently, on September 13, 2022, Hungary sent a letter containing additional clarifications about its proposed measures.

On August 24, 2022, the Government announced that it had been engaged in intensive consultations with the European Commission, holding talks on a daily basis over the past two weeks. The Government sent a response to the European Commission on August 22, 2022 that established a common position on all of the European Commission’s recommendations.

On September 18, 2022, the European Commission proposed to the European Council to approve certain budget protection measures against Hungary under the conditionality mechanism, including the suspension of 65% of the commitments in three operational programs for the period 2021-2027 financed from the European Regional Development Fund, the Cohesion Fund, the Just Transition Fund and the European Social Fund Plus, which amount to approximately EUR7.5 billion in the aggregate. The European Council will decide whether to adopt such measures within one month (which may be extended by a maximum of further two months in exceptional circumstances).

On September 22, 2022, Judit Varga, the Minister of Justice, announced that the European Union has not cut any funds from Hungary up to this time. According to the announcement, the Hungarian Government had tabled 17 proposals addressing the European Commission’s concerns raised within the EU’s conditionality mechanism against Hungary. The proposals focus on improving anti-corruption measures, the transparency of public procurements, and certain regulations on conflict of interest.

Developments in Public Finance during the COVID-19 Pandemic

On March 16, 2020, Minister of Finance Mihály Varga announced that the reserves of the general government budget amounted to 1% of GDP, and HUF8.8 billion was redirected to the health care system in light of the COVID-19 pandemic.

On March 18, 2020, Prime Minister Viktor Orbán announced several measures to combat the effects of the global COVID-19 pandemic:

1)	The principal and interest payment liabilities on loans taken out by private individuals and businesses up to March 18, 2020 were suspended until the end of 2020.

2)	Short-term business loans were extended until June 30, 2020.

3)	The maximum annual percentage rate for new consumer loans was set at the central bank prime rate plus 5%.

4)	In sectors already struggling with grave difficulties, such as tourism, catering, entertainment, sports, cultural services and passenger transportation, the contribution payment liabilities of employers were cancelled until June 30, 2020. At the same time, contributions by employees were reduced significantly. Employees were not be required to pay pension contributions, and the health insurance contribution was reduced to the statutory minimum.

5)	Taxi drivers paying their taxes under the regime designed for small businesses (KATA) likewise would not be required to pay their flat-rate tax liabilities.

6)	In the aforementioned struggling sectors, the termination of rental agreements and the raising of rentals would not be allowed.

7)	The tourism development contribution was cancelled until June 30, 2020.

8)	Rules of employment were made more flexible to make it easier for employers and employees to come to an agreement.

On March 25, 2020, the Ministry of Finance announced a new decree offering further relief measures to debtors. The primary purpose of the regulation was to help customers take advantage of the debt repayment moratorium not only in 2020, but also in 2021, when payment obligations resumed. The new decree provided that, during the term of the moratorium, banks would not be allowed to charge compound interest, which significantly alleviated the burdens of debtors. From January 1, 2021, the amounts of the original amortization installments on such loans could not be raised. The term was extended in such a way that the amounts of the amortization installments should remain unchanged during the term. The range of eligible loans was extended even further to employer loans and the National Asset Management Program. The payment moratorium also applied to employer loans, meaning that until December 31, 2020, employees were not required to repay either the principal of the loan or the interest thereon to their employers. Participants in the National Asset Management Program – in addition to being granted a moratorium on the payment of purchase price installments and rentals – also received a housing guarantee, as the asset management company was not allowed to terminate rental agreements due to non-payment.

On March 26, 2020, Minister of Finance Mihály Varga announced that the re-planning of the budget for 2020 was underway because the economic impact of the fight against the spread of COVID-19 altered the entire budget. The economy protection measures, including the postponement of the tax payment liabilities of businesses, the suspension of executions and auctions, and the debt repayment moratorium, required a budget that provided the necessary financial coverage. At that time, the goal remained to keep the deficit of the budget below 3%.

On March 27, 2020, Minister of Finance Mihály Varga announced that the Government had spent HUF245 billion to date defending against the COVID-19 pandemic, of which around HUF90 billion had remained within the Hungarian economy due to economy protection measures, and HUF157 billion was made available for the procurement of epidemiological equipment.

On April 2, 2020, the NBH announced that it would pay a dividend of HUF250 billion to the general government.

On April 4, 2020, the Government announced that it would reallocate HUF1,345 billion to the fund set up to protect and restart the economy from the effects of the COVID-19 pandemic (the “Economy Protection Fund”). Funds reallocated from government ministries amounted to HUF922 billion, and funds reallocated from the National Employment Fund amounted to HUF423 billion, totaling HUF1,345 billion expected to be available in the Economy Protection Fund. As part of these efforts, the Government guaranteed a 20% pay raise for health visitors and health care specialists scheduled for November 2020, in addition to an extra bonus of HUF500,000 expected to be paid at the beginning of the summer in 2020. The cost of this measure was approximately HUF70 billion. Further, the Government transferred HUF663 billion to the fund used to contain the COVID-19 pandemic, which funding came from 50% of party grants in 2020, the trade tax payable by multinational companies, the contribution of the financial sector and the automobile tax due to local governments. According to the estimate of the Government, party grants amounted to HUF1.2 billion, the tax payable by multinational companies amounted to HUF36 billion, the tax payable by the financial sector amounted to HUF55 billion, and the automobile tax redirected from local governments to the central budget amounted to HUF34 billion. These tax revenues, along with the HUF378 billion set aside from the central reserves, allowed the Government to make HUF663 billion available for the fund in total.

On April 6, 2020, Prime Minister Viktor Orbán announced a wage support program, the reintroduction of the “13th month pension,” the restarting of the national economy’s priority sectors, and the provision of subsidized credit facilities with a value of more than HUF2,000 billion for the funding of businesses. According to the announcement, the economy protection action plan would be implemented in three stages. The first phase was already introduced by the time of the announcement, and included social security contribution reductions, help for small businesses paying their taxes in the KATA regime, and the suspension of credit debt repayments. The three phases of the action plan were expected to amount to approximately 18% to 20% of GDP, including programs launched by the NBH. The deficit of the general government budget was raised from 1.0% to 2.7% of GDP as a result of these measures.

Phase two of the economy protection action plan started on April 6, 2020, and consisted of five programs:

1) The first program was aimed at the preservation of jobs. In the case of shortened working hours, the Government was ready to foot part of the wage costs of employers as a form of wage support.

2) The second program, called Family and Pensioner Protection, consisted of the reintroduction of the “13th month pension” in four installments. As a result, in February 2021, in addition to the January pension, pensioners received an extra week’s pension, with the same arrangement to be repeated in 2022, 2023 and 2024.

3) The third program supported priority sectors of the national economy which needed to be restarted. These sectors included tourism, the health industry, the food industry, agriculture, the construction industry, logistics, transport, the film industry and the creative industry.

4) In the interest of providing funding for businesses, the Government offered interest- and guarantee-subsidized credit facilities to Hungarian businesses with a total value of more than HUF2,000 billion.

5) In the interest of creating jobs, the Government supported projects in the amount of HUF450 billion.

On April 7, 2020, the Government announced the Economy Protection Action Plan. The most important measures were as follows:

•	The release of 75,000 persons currently working in jobs requiring secondary qualifications because of the absence of language certificates from the obligation of taking foreign language examinations. This exemption applied to all students who will have successfully completed their higher education studies by August 31, 2020.

•	For the duration of the suspension of work, the state agreed to pay 70% of wages for a period of three months; however, the Government wanted employees to perform useful jobs in the interest of their employers during this period.

•	A 40% wage support available was available for three months for persons in research and development jobs.

•	Administrative burdens and taxes were reduced.

•	With a view to facilitating communication between economic actors and the government, a business information portal was set up online.

•	As of July 1, 2020, the social contribution tax was be reduced by 2 percentage points.

•	The deadline for the submission of tax returns was postponed to September 30, 2020.

•	In the Electronic Trade and Transport Control System, the Government introduced exemptions from the provision of security.

•	VAT refunds were accelerated, reducing the time limit in the case of normal taxpayers from 75 days to 30 days, while in the case of reliable taxpayers from 30 days to 20 days.

•	Special payment facilities, payment by installments, deferred payment and tax reduction options were introduced, while forms were simplified.

•	Taxpayers were exempt from penalties due to any omissions occurring during the state of danger.

•	The documents required for sick leave could be submitted electronically.

•	The social insurance of workers sent on unpaid leave could not be terminated.

•	Calls for proposals with an allocation of hundreds of billions of forints were released for companies retaining their work force for the purposes of technological developments, environmental protection and energy efficiency projects.

•	In response to company shutdowns, online training was organized for workers.

•	The state covered 95% of training fees while job-seekers were entitled to interest-free adult training student loans.

•	University students were able to apply for a one-time, any-purpose, interest-free student loan in the amount of HUF500,000.

•	Sectors most affected by the COVID-19 pandemic and industries with extensive traditions in Hungary received extra funding. Accordingly, the construction industry, transport, logistics, tourism, the creative industry, the health industry and the food industry were given access to development grants and tax cuts, in addition to the availability of preferential loans and capital programs.

•	In order to support tourism, the tourism tax was suspended up to the end of the year 2020. The social contribution tax on SZÉP cards (recreational benefits) was reduced to 4% until the end of June 2020, and the applicable limit was also increased. Refurbishment and development programs were likewise available in this field.

•	The health industry received support. Both university and corporate research institutes received funding, and an Agency for Health Industry Innovation was set up.

•	In the interest of protecting employers, credit guarantee and capital programs were launched to boost corporate liquidity. Corporate credit facilities offered at preferential interest rates amounted to almost HUF2,000 billion in total, with state guarantees amounting to HUF500 billion.

•	The deadlines attached to the home care fees for children were extended, as was the eligibility of parents raising children with permanent illnesses for higher family allowances.

•	Instead of the end of the school year, the eligibility for family allowance for 2020 was adjusted to the end of the state of danger.

•	The rules and deadlines relating to pensions and pension-like benefits were also changed favorably.

On April 9, 2020, the Ministry of Finance announced that a one-time tax was levied on the banking industry equating to a rate of 0.19% of the tax base exceeding HUF50 billion (EUR139.3 million), which was to be paid in three installments by June 10, 2020, September 10, 2020 and December 10, 2020. The resultant revenue flowing into the budget was expected to be HUF55 billion (EUR 153.2 million). This sum is expected to be returned to the banking system over the next five years as deductions from the bank tax, meaning that it essentially equated to a one-time advance tax payment.

On September 23, 2020, the Government announced an extension of the debt payment moratorium from December 31, 2020 to June 30, 2021 for parents raising children, pensioners, jobseekers, participants in public work schemes and businesses that experienced a revenue decline of at least 25% because of the COVID-19 pandemic. The extension was approved by Parliament on October 21, 2020.

On October 26, 2020, the Government announced that the Council of the European Union approved a EUR 504 million credit for Hungary, within the framework of the EU’s Instrument for Temporary Support to Mitigate Unemployment Risks in an Emergency (SURE) program to protect jobs in countries hit hard by the COVID-19 pandemic. The Ministry of Finance said that the credit would help finance job protection and job health protection measures introduced after February 1, 2021.

On November 10, 2020, Prime Minister Viktor Orbán announced that in the following 30 days, the Government would reimburse hotels for 80% of the bookings registered before November 8, 2020. Restaurants and leisure facilities would be exempt from paying contributions for their employees for the following 30 days, and the Government would take over half of their employees’ wage costs. Employers were only eligible for those allowances, however, if they commited to keeping and paying their employees.

On December 10, 2020, Minister of Finance Mihály Varga announced that the Government was lengthening the ongoing subsidy program for the tourism and hospitality industry until the end of January 2021. The subsidy program, which started in November 2020, was intended to aid the tourism sector that was struggling during the COVID-19 pandemic. The program gave 50% wage subsidies and waived payroll taxes for companies in the restaurant, hotel, arts, entertainment and recreation industry who maintained their employees, with the aim of preserving 140,000 jobs. The subsidy program was conditional on businesses maintaining headcount. Minister of Finance Mihány Varga also noted that these measures might continue after January 2021.

On December 21, 2020, Prime Minister Viktor Orbán announced that the moratorium on loan repayments would be extended until July 1, 2021. There would be an automatic opt-in for participation. The Government subsidized two-thirds of payroll costs in December 2020 and January 2021 for businesses forced to close temporarily because of the COVID-19 pandemic. The local business tax was halved for SMEs and sole proprietors as of January 1, 2021. The Government also subsidized the revenue shortfall in municipalities with fewer than 25,000 residents, while the situations of bigger cities would be weighed on a case-by-case basis. Families with one or more children or with a baby on the way were made eligible for a HUF6 million preferential loan, capped at 3% interest, for home renovation. The principal on such loans is expected to be reduced with a HUF3 million government grant when the renovation is completed.

On February 5, 2021, the Government announced the introduction of a ten-year, interest-free loan instrument of up to HUF10 million, with repayments deferred by three years, for SMEs.

On February 5, 2021, Prime Minister Viktor Orbán announced that the action plan to relaunch the economy would have three phases. The first phase, running from January 1, 2021 to April 1, 2021, included the reduction of the VAT on new home construction to 5%, a HUF6 million loan for home renovations (half of which is non-refundable), and the phasing in of the 13th month pension. The second phase, running from April 1, 2021 to July 1, 2021, focused on higher education. The third phase, running from July 1, 2021 to October 1, 2021 focused on green energy, developing a circular economy and full digitalization.

On March 8, 2021, Prime Minister Viktor Orbán announced that the Government would pay half the wages of workers in service jobs that remained suspended, such as hairdressers, beauticians, and shop assistants. Employer contributions in the relevant sectors, income taxes of companies affected by the lockdown, and business taxes for small firms were waived for March 2021.

On April 16, 2021, the Government announced that wage subsidies for businesses running bars and eateries were extended to cover the month of May 2021.

NATIONAL DEBT

General Information

Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes, and all foreign currency borrowings and debt security issuances for the central budget must be made directly by Hungary. In such respect, as of May 29, 2010, the MNE acts on behalf of Hungary (prior thereto, the Ministry of Finance had such responsibility). In turn, the MNE has delegated these debt management functions to the GDMA Pte Ltd., which was part of the Treasury until 2001, but thereafter became a separate legal entity. Since January 1, 1999, foreign currency debt issuances have been arranged by the GDMA Pte Ltd. See “Public Finance—Central Government Budget—Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency.”

The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred prior to January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to Hungary pursuant to a series of transfer agreements, whereby Hungary has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, Hungary entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% euro since January 2000) upon which the forint was pegged. Since January 1997, the NBH has acted in an agent role on the basis of an agency agreement, which was entered into by the NBH and Hungary, as permitted by the amended National Bank Act. The NBH was an agent of Hungary for the purposes of obtaining foreign loans and issuing securities abroad until the end of 2005.

Because of this history, all references to public debt include the debt of Hungary and the NBH. Public debt also includes the debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and Hungary relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

Table 55: Public Debt of Hungary(1)

	As of and for the year ended December 31,
	2017	2018	2019	2020	2021(2)

	(HUF billions, except for percentages)
Internal Public Debt	20,689.4	22,796.0	24,357.1	29,237.3	32,121.2
% of Nominal GDP	52.7%	52.5%	51.2%	60.6%	58.1%
External Public Debt	5,782.5	5,724.8	5,121.2	7,318.2	8,395.2
% of Nominal GDP	14.7%	13.2%	10.8%	15.2%	15.3%
Other Liabilities	274.2	167.4	203.7	128.8	180.6
Total Public Debt	26,746.2	28,688.2	29,682.0	36,684.3	40,697.0
% of Nominal GDP	68.1%	66.1%	62.4%	76.0%	73.7%
Nominal GDP	39,281.4	43,392.4	47,530.6	48,276.4	55,256.7

Source: GDMA Pte Ltd.

Notes:

(1)	This table shows the public debt of Hungary from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)	Data as available at the end of June 2022.

The government debt to GDP ratio amounted to 68.1% in 2017. In 2018 and 2019 the ratio decreased to 66.1% and 62.4%, respectively. In 2020, the ratio grew to 76.0%. In 2021, the ratio decreased to 73.7%.

The central government debt totaled HUF40,697.0 billion as of December 31, 2021, showing an increase of 10.9% in nominal terms compared to HUF36,684.3 billion as of December 31, 2020.

The following table sets forth the maturity profile of the public debt of Hungary as of December 31, 2021:

Table 56: Maturity Profile of the Public Debt of Hungary

	Forint debt	HUF bonds	Discount Treasury Bills	Retail securities	HUF loans	Foreign exchange debt	Foreign currency loans raised abroad	Domestic foreign currency loans	Foreign currency bonds issued abroad	Foreign currency bonds issued in Hungary	Total	Other debt	Total central government debt

	(HUF Billions)
2022	3,738.5	1,261.3	583.2	1,774.0	120.0	331.0	38.0	0.0	0.0	293.0	4,069.5	180.6	4,250.1
2023	2,209.2	1,636.3	0.0	550.5	22.4	1,105.1	110.5	0.0	969.3	25.3	3,314.4	0.0	3,314.4
2024	5,408.2	2,016.4	0.0	3,364.2	27.6	619.1	59.1	0.0	533.8	26.2	6,027.3	0.0	6,027.3
2025	5,090.5	2,567.3	0.0	2,336.9	186.3	464.8	13.4	0.0	427.6	23.8	5,555.3	0.0	5,555.3
2026	4,806.1	2,980.6	0.0	1,810.5	15.0	557.2	109.2	0.0	369.0	79.0	5,363.3	0.0	5,363.3
2027	2,313.3	2,176.8	0.0	2.7	133.7	633.8	211.8	0.0	414.4	7.7	2,947.0	0.0	2,947.0
2028	747.6	659.2	0.0	22.6	65.8	573.3	204.3	0.0	369.0	0.0	1,320.9	0.0	1,320.9
2029	1,520.1	1,443.1	0.0	0.0	77.0	112.1	112.1	0.0	0.0	0.0	1,632.1	0.0	1,632.1
2030	1,436.8	1,165.6	0.0	0.0	271.2	611.8	137.4	0.0	474.4	0.0	2,048.6	0.0	2,048.6
2031	1,721.9	1,473.3	0.0	0.0	248.7	718.0	14.1	0.0	703.9	0.0	2,439.9	0.0	2,439.9
2032	118.3	0.0	0.0	98.3	20.1	381.8	12.8	0.0	369.0	0.0	500.2	0.0	500.2
2033	1,262.8	1,182.2	0.0	10.0	70.6	192.2	192.2	0.0	0.0	0.0	1,455.0	0.0	1,455.0
2034	372.1	363.9	0.0	8.1	0.0	4.6	4.6	0.0	0.0	0.0	376.6	0.0	376.6
2035	7.9	0.0	0.0	7.9	0.0	630.5	77.0	0.0	553.5	0.0	638.4	0.0	638.4
2036	7.2	0.0	0.0	7.2	0.0	2.8	2.8	0.0	0.0	0.0	10.0	0.0	10.0
2037	6.7	0.0	0.0	6.7	0.0	2.8	2.8	0.0	0.0	0.0	9.6	0.0	9.6
2038	839.7	784.8	0.0	5.4	49.5	1.4	1.4	0.0	0.0	0.0	841.1	0.0	841.1
2039	3.9	0.0	0.0	3.9	0.0	0.5	0.5	0.0	0.0	0.0	4.4	0.0	4.4
2040	1.4	0.0	0.0	1.4	0.0	0.6	0.6	0.0	0.0	0.0	2.0	0.0	2.0
2041	415.2	415.2	0.0	0.0	0.0	324.8	0.6	0.0	324.2	0.0	740.1	0.0	740.1
2042	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.6	0.0	0.6
2043	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.6	0.0	0.6
2044	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.6	0.0	0.6
2045	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.6	0.0	0.6
2046	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.6	0.0	0.6
2047	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2048	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2049	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2050	0.0	0.0	0.0	0.0	0.0	498.2	36.9	0.0	461.3	0.0	498.2	0.0	498.2
2051	94.0	94.0	0.0	0.0	0.0	625.6	0.0	0.0	625.6	0.0	719.6	0.0	719.6

Source: GDMA Pte Ltd.

The following table sets forth the investor base of Hungarian government securities (including securities denominated in foreign currency, securities denominated in local currency with original maturity over 1 year and securities denominated in local currency with original maturity not exceeding 1 year) for the dates indicated:

Table 57: Investor Base of Hungarian Government Securities (including foreign currency debt securities)

	As of December 31,					As of July 31,
	2017	2018	2019	2020	2021	2022

	(HUF billions)
Nonfinancial corporations	335.1	354.8	294.1	214.7	381.8	365.1
Central Bank	74.0	39.2	39.2	1,141.9	2,818.2	2,158.2
Credit institutions	8,612.8	8,467.5	8,366.0	10,405.7	9,631.4	9,750.4
Money market funds	68.7	80.9	22.7	13.1	8.8	17.1
Other monetary financial institutions	8,681.5	8,548.4	8,388.7	10,418.8	9,640.2	9,767.5
Other financial intermediaries	1,317.1	1,341.0	928.3	907.3	753.4	925.2
Financial auxiliaries	100.2	101.1	113.5	136.8	141.3	157.6
Insurance corporations and pension funds	2,291.9	2,371.7	2,428.3	2,626.3	2,384.9	2,067.7
Financial corporations	12,464.7	12,401.4	11,898.0	15,231.1	15,738.1	15,076.2
Central government	259.9	252.2	249.7	253.6	524.0	326.4
Local government	264.0	284.9	292.5	203.4	144.7	146.1
Social security funds	0.0	0.0	0.0	0.0	0.0	0.0
General government	523.9	537.1	542.2	457.0	668.7	472.5
Households	5,024.9	5,778.7	8,047.1	9,135.6	10,110.1	10,075.8
Nonprofit institutions serving households	189.0	258.1	149.4	104.3	98.1	108.7
Rest of the world	9,220.3	9,336.8	9,458.5	10,994.9	10,598.6	10,561.6
Total	27,757.9	28,666.9	30,389.3	36,137.7	37,595.4	36,659.9

Source: NBH

The following table sets forth the investor base of Hungarian government securities denominated in local currency (including securities denominated in local currency with original maturity over 1 year and securities denominated in local currency with original maturity not exceeding 1 year) for the dates indicated:

Table 58: Investor Base of Hungarian Local-Currency Government Securities

	As of December 31,					As of July 31,
	2017	2018	2019	2020	2021	2022

	(HUF billions)
Nonfinancial corporations	302.7	328.4	281.0	200.2	362.7	312.6
Central Bank	47.2	39.2	39.2	1,141.9	2,818.2	2,158.2
Credit institutions	8,157.5	8,141.1	8,071.1	10,144.9	9,149.0	9,156.3
Money market funds	59.8	69.1	20.3	13.1	8.8	17.1
Other monetary financial institutions	8,217.3	8,210.2	8,091.4	10,158.0	9,157.8	9,173.3
Other financial intermediaries	1,180.6	1,175.3	824.1	766.6	663.3	844.9
Financial auxiliaries	98.6	99.8	112.1	135.2	140.1	154.4
Insurance corporations and pension funds	2,266.4	2,350.6	2,410.9	2,591.9	2,351.7	2,033.7
Financial corporations	11,810.2	11,875.1	11,477.7	14,793.6	15,131.0	14,364.5
Central government	259.9	252.2	249.7	252.9	523.3	325.6
Local government	263.5	284.9	292.5	203.4	144.7	146.1
Social security funds	0.0	0.0	0.0	0.0	0.0	0.0
General government	523.3	537.1	542.2	456.3	668.0	471.7
Households	4,870.9	5,604.2	7,848.3	8,908.6	9,840.9	9,664.7
Nonprofit institutions serving households	186.6	254.2	145.0	100.0	93.8	103.6
Rest of the world	3,857.2	4,181.1	4,622.7	4,702.6	3,607.2	2,975.2
Total	21,550.9	22,780.1	24,916.8	29,161.3	29,703.6	27,892.2

Source: NBH

The Maastricht measure of general government debt is defined as the sector’s consolidated gross debt at nominal value, excluding other liabilities. The following table sets forth the general government consolidated gross debt at nominal value as a percent of GDP for the years indicated:

Table 59: Maastricht Debt of Hungary(1)

	As of December 31,
	2017	2018	2019	2020	2021

	(Percent of GDP)
Maastricht debt	72.1%	69.1%	65.5%	79.6%	76.7%

Source: NBH

Notes:

(1)	Gross debt, including Eximbank

According to data published by the NBH, general government consolidated gross debt at nominal value (Maastricht debt) including Eximbank as of December 31, 2021, amounted to HUF42,352.8 billion, equaling 76.7% of GDP.

According to data compiled by Eurostat, the government debt to GDP ratio in the European Union amounted to 88.1% as of December 31, 2021.

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains regulations related to government debt reduction rules and detailed regulation of central government debt limits, rules of governing the central government debt, the legal status of the GDMA Pte Ltd., and the organizational and procedural order of the Budgetary Council. Moreover, on the same day, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

The following table sets forth the planned distribution of issuance of local currency denominated government bonds for 2022:

Table 60: Planned Issuance of Local Currency Denominated Bonds(1)

Planned Issuance
(%)
Floating Rate Bonds	16
5-year Bond	21
Bonds at Switch Auctions	31
10-year Bond	16
15-year Bond	4
20-year Bond	4
30-year Bond	1
10-year Green Bond	7
Total	100

Source: GDMA Pte Ltd.

Notes:

(1)	According to the financing plan issued in December 2021.

According to the financing plan issued by GDMA Pte Ltd. in December 2021 ("2022 Financing Plan"), the net financing need for 2022 was expected to be HUF3,153 billion. The total amount of government debt redemptions and pre-financing in 2022 was expected to amount to HUF6,363 billion, of which local currency debt maturities were expected to amount to HUF4,388 billion (equaling EUR12.0 billion), foreign currency debt redemptions were expected to amount to HUF491 billion (equaling EUR1.3 billion), and pre-financing was expected to amount to HUF1,457 billion (EUR4.0 billion). For 2022, total gross issuances were expected to amount to HUF9,000 billion (EUR24.7 billion), of which total gross issuances in foreign currency were expected to amount to HUF1,551 billion (EUR4.3 billion). HUF2,225 billion (EUR6.1 billion) worth of government bonds denominated in local currency was expected to be offered at auctions, while another HUF1,000 billion (EUR2.7 billion) was expected to be sold at switch auctions, and another HUF100 billion (EUR0.3 billion) was expected to be sold to local authorities. Retail securities issuances were expected to amount to HUF3,302 billion (EUR9.1 billion), while discount treasury bills in the amount of HUF822 billion (EUR2.3 billion) were expected to be sold at auctions.

In April 2022, GDMA Pte Ltd. revised the 2022 Financing Plan compiled in December 2021.

According to the updated 2022 Financing Plan published by GDMA Pte Ltd. in May 2022 ("Updated 2022 Financing Plan"), the total net financing requirement of the central budget in 2022 was increased from HUF3,153 billion to HUF3,800 billion against an unchanged ESA deficit. The increase in net financing requirement was caused in part by the impact of higher bond yields, higher interest expense and the personal income tax rebate paid out in February 2022.

According to the Updated 2022 Financing Plan, institutional HUF bond issuances are expected to be HUF 100 billion higher than previously planned as a result of better-than-expected year-to-date issuances. There are no changes forecast to Hungarian Government Bond issuance plans for the rest of 2022. The switch auction program is expected to continue with a target volume of HUF 1,000 billion for 2022, but with more flexibility to reduce switch issuance notional amounts in order to anticipate retail investors switching from bonds maturing in 2024 and 2025 into inflation-linked bonds maturing in 2027 and 2028. The new 10-year local currency denominated green Hungarian Government Bond is expected to be issued on a monthly basis, while the 30-year local currency denominated green Hungarian Government Bond may continue to be issued as needed.

With respect to the retail market, the Updated 2022 Financing Plan sets goals of (i) Hungarian households holding HUF 11 trillion in retail government securities by year-end 2023, and (ii) the development and adaptation of a new retail government securities strategy in 2022.

The Updated 2022 Financing Plan increased the target for gross foreign currency bond issuances by up to EUR 2.5 billion, resulting in a target for total gross foreign currency bond issuance of up to EUR 5.1 billion equivalent, with up to EUR 4.5 billion remaining to be issued. The Updated 2022 Financing Plan included Green Panda bond issuances and private placements as part of the gross foreign currency bond issuance target. The Updated 2022 Financing Plan included plans for foreign currency debt liability management through public tender and secondary market transactions of up to USD 2 billion in 2022 to pre-fund 2023 and 2024 foreign currency denominated bond maturities and further increase the average term-to-maturity of debt, in line with the original 2022 Financing Plan. The Updated 2022 Financing Plan further contemplates up to EUR 1 billion equivalent in foreign currency project loans (e.g. EIB, CEB, AIIB, etc.), which figure aligns with the previous years' practices, but is lower than contemplated in the original 2022 Financing Plan by approximately EUR 1 billion.

Additionally, according to the Updated 2022 Financing Plan, GDMA Pte Ltd. intends to (i) develop the Hungarian government securities market with the introduction of a new Primary Dealer Framework, which includes new market makers, and was launched on July 1, 2022 and (ii) incorporate sustainability considerations and ESG principles into the medium-term public debt management strategy.

The Updated 2022 Financing Plan also set forth the following key targets for 2022: (i) for the share of foreign currency denominated debt to be between 10% and 25%; (ii) for 100% of the foreign currency debt to be denominated in EUR after swaps; (iii) for the share of local currency denominated debt with a fixed coupon to be between 70% and 90% (iv) for the share of foreign currency denominated debt with a fixed coupon to be between 70% and 90% (v) for the average time to re-fixing of local currency denominated debt to be at least 4.0 years; and (vi) for the average time to maturity of local currency debt to be at least 4.5 years. As of April 30, 2022, (i) the share of foreign currency denominated debt was 20.8%; (ii) 100% of the foreign currency debt was denominated in EUR after swaps; (iii) the share of local currency denominated debt with a fixed coupon was 75.7%; (iv) the share of foreign currency denominated debt with a fixed coupon was 86.3%; (v) the average time to re-fixing of local currency denominated was 4.3 years; and (vi) the average time to maturity of local currency debt was 5.0 years.

According to the Updated 2022 Financing Plan, total issuances are expected to amount to HUF10,013 billion in 2022. Of this amount, HUF 3,189 billion (33% of the planned amount) was issued prior to April 30, 2022.

With respect to local currency denominated government bonds, the planned amount for the year 2022 is HUF3,225 billion, of which HUF1,000 is expected to be allocated to switch auctions. HUF1,125 billion in local currency denominated government bonds (42% of the planned amount) was issued prior to April 30, 2022, of which HUF185 billion was the result of switch auctions.

With respect to local currency denominated retail securities, the planned amount for the year 2022 is HUF4,294 billion. HUF1,734 billion in local currency denominated retail securities (40% of the planned amount) was issued prior to April 30, 2022.

With respect to foreign currency denominated financing, the total planned amount for the year 2022 is HUF2,494 billion. HUF330 billion in foreign currency denominated financing (13% of the planned amount ) was issued prior to April 30, 2022.

Green Bond Framework

Hungary is committed to fighting climate change and biodiversity loss and is aware of the necessity to finance the transition to a low carbon economy and the key role of sustainable finance and green bonds in particular.

Hungary was the first EU member state to ratify the Paris Agreement in 2016 and committed to reduce its GHG emissions by 40% in 2030 (compared to 1990 levels). As of 2018, Hungary had already achieved a 33% reduction of its GHG emissions compared to 1990 levels.

As requested by EU Commission to all Member States, Hungary developed its National Energy and Climate Plan to define the path to meet EU 2030 climate and GHG emissions reductions commitments. This plan set the following Hungarian targets to 2030: reduction of greenhouse gas emission by at least 40% compared to 1990; minimum 21 % share of renewable energy in final energy consumption; final energy consumption should not exceed the level of 2005 (785 petajoules, if it exceeds, it will be covered from zero-carbon energy sources); decreased net import dependency rates: gas (around 70%), petroleum and oil products (maximum 85%), electricity (maximum 20%).

In the context of the European Green Deal of December 2019, the Government further committed to make the country climate-neutral (achieving net zero GHG emissions) by 2050. In order to achieve this goal, Hungary plans to (i) reduce GHG emissions by 95% until 2050 compared to 1990 levels, and (ii) compensate the remaining 5% by enlarging sink capacities, mainly by afforestation. According to estimates, achieving this goal may cost approximately HUF50,000 billion (approximately EUR139 billion). A part of such investment is expected to be funded by the private sector, while another part is expected to be provided by EU funding, through the sale of Hungary’s CO2 quota in the European Emissions Trading System (“EU ETS”), or is supported by the State Budget and will be partially financed by issuing green bonds.

In line with this commitment, on May 26, 2020, GDMA published the Green Bond Framework of Hungary. The Green Bond Framework was designed to align with the EU Green Bond Standard, the voluntary guidelines of the Green Bond Principles (2018 edition) published by the International Capital Markets Association and international best market practices. Green bonds provide investors with an opportunity to diversify their fixed-income portfolios with a financial instrument dedicated to the funding of green projects and providing impact reporting.All of Hungary’s green bonds will be issued in line with its other sovereign bonds and will refer directly to the Green Bond Framework with respect to the use of proceeds and reporting commitment. The net proceeds of Hungary’s issuances under the Green Bond Framework are intended to finance or refinance expenditures within Hungary’s central government budget contributing the transition to a low carbon, climate-resilient and environmentally sustainable economy (“Eligible Green Expenditures”). Eligible Green Expenditures should support one of six green sectors (renewable energy, energy efficiency, land use and living natural resources, waste and water management, clean transportation, and adaptation) and might include investment expenditures, intervention expenditures, tax expenditures and selected operating expenditures. Eligible Green Expenditures may also include expenditures towards government agencies and other public sector entities, providing that these entities do not raise any Green funding themselves. Any expenditure related to nuclear power, armament and defense sector, or fossil fuel production and generation is excluded from Green Eligible Expenditures. Furthermore, budget expenditures which already obtain dedicated funding (e.g. a dedicated tax, proceeds from sale of EU ETS allowances or EU funding) are excluded. The evaluation and selection of these expenditures is performed on an annual basis by an inter-governmental working group composed by senior officials and representatives of the Ministry of Finance (Chair), the Ministry of Innovation and Technology (responsible for energy and transport policies), the Ministry of Agriculture, the Ministry of the Interior and GDMA. The Ministry of Finance is in charge of green bonds proceeds management, which will be performed annually on a notional basis.

Hungary is committed to providing investors with transparent reporting on the allocation of proceeds towards Eligible Green Expenditures (“Allocation Report”) and on the environmental impact of those expenditures (“Impact Report”) after the full allocation of the bond proceeds. Allocation reporting is expected to be reviewed by an independent third-party. Allocation and Impact Reports will be published on GDMA’s website.

According to the Green Bond Allocation Report of Hungary compiled in March 2021, total green bond proceeds amounted to HUF573.7 billion in 2020. Total eligible expenditures amounted to HUF1,204.5 billion between 2018 and 2020. Green budget expenditures amounted to HUF372 billion in 2018 and HUF391 billion in 2019. Green budget expenditures were planned to reach HUF441 billion in 2020. In 2018, green budget expenditures related to (i) renewable energy, (ii) energy efficiency, (iii) land use and living natural resources, (iv) waste and water management, (v) clean transportation and (vi) adaptation, amounted to HUF5 billion, HUF2 billion, HUF33 billion, HUF4 billion, HUF327 billion and HUF1 billion, respectively. In 2019, green budget expenditures related to (i) renewable energy, (ii) energy efficiency, (iii) land use and living natural resources, (iv) waste and water management, (v) clean transportation and (vi) adaptation, amounted to HUF1 billion, HUF4 billion, HUF35 billion, HUF3 billion, HUF340 billion and HUF8 billion, respectively. In 2020, green budget expenditures related to (i) renewable energy, (ii) energy efficiency, (iii) land use and living natural resources, (iv) waste and water management, (v) clean transportation and (vi) adaptation were planned to reach HUF2 billion, HUF15 billion, HUF36 billion, HUF3 billion, HUF373 billion and HUF13 billion, respectively. Of the HUF372 billion green budget expenditures for the year 2018, all HUF372 billion was allocated. Of the HUF391 billion green budget expenditures for the year 2019, a total of HUF202 billion was allocated. Of the HUF441 billion planned green budget expenditures for the year 2020, no amount was allocated.

According to the Green Bond Impact Report of Hungary compiled in November 2021, the Government estimates that approximately 8.2 thousand tons of CO2 equivalent greenhouse gas emissions were avoided due to projects related to renewable energy, approximately 49.5 thousand tons of CO2 equivalent greenhouse gas emissions were avoided due to projects related to energy efficiency and approximately 1,106.3 thousand tons of CO2 equivalent greenhouse gas emissions were avoided due to projects related to clean transportation. More than 120,000 projects related to land use and living natural resources resulted in sustainable agricultural areas covering 794,438 hectares. As a result of projects related to waste and water management, the length of the sewage system per kilometers of drinking water system increased to 761 meters. As a result of projects related to adaptation, air pollutant particular matter (PM10) is estimated to have decreased by approximately 1.8% between 2018 and 2019.

Hungary’s credit ratings

On February 12, 2021, Standard & Poorʼs affirmed Hungary’s “BBB/A-2” long and short-term foreign and local currency sovereign credit ratings. The outlook remained “stable”.

On July 30, 2021, Fitch affirmed Hungary’s long-term foreign-currency and local-currency debt at “BBB”. The outlook on the long-term rating remained “stable”.

On September 24, 2021, Moody’s revised the rating of Hungary’s long-term foreign-currency and local-currency debt from “Baa3” to “Baa2” with a “stable” outlook.

On August 12, 2022, Standard & Poorʼs affirmed Hungary’s “BBB/A-2” long and short-term foreign and local currency sovereign credit ratings. The outlook was revised from “stable” to “negative”.

External Public Debt

The following table sets forth the external public debt of Hungary as of December 31, 2021, by category and by currency:

Table 61: External Public Debt by Category and Currency

By Category (financial derivatives are excluded):	(EUR millions)
Bank loans (including bank to bank and syndicated loans)	661
Bonds & FRN	20,114
Loans from multilateral financial institutions (e.g., IMF and World Bank)	3,474
Total	24,250

By Currency (financial derivatives are included):	(%)
Euro	100
Other currencies	0
Total	100

By Currency (financial derivatives are excluded):	Amount(1) before swaps (%)
Euro	59
U.S. dollar	38
Chinese renminbi	1
Japanese yen	2
Total	100

Source: GDMA Pte Ltd.

Note:

(1)	Debt liabilities of the government sector that are not HUF-denominated (excluding financial derivatives but including mark-to-market deposits).

External Public Debt Service and Schedule of Payments

Neither Hungary nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the maturity breakdown of Hungary’s medium and long-term external debt by sectors (excluding SPEs) as of March 31, 2022:

Table 62: Schedule of Payments on External Public Debt as of March 31, 2022

	Total
		Central Bank and General Government					Other Monetary Financial Institutions and Other Sectors
							Other Monetary Financial Institutions			Other Sectors
		Total	Central Bank	General Government	of which HUF denominated bonds	Total	Total	Deposit Taking Corporations except the Central Bank	Money Market Funds	Total	Financial Corporations other than Monetary Financial Institutions	Non- financial Corporations, Households, and Non- profit Institutions Serving Households	Public Sector(1)	Private Sector(2)
	(EUR million)
2022. Q2	1,302.0	446.4	0.3	446.1	142.1	855.6	403.9	403.9	0.0	451.8	69.2	382.5	838.3	463.7
2022. Q3	912.2	389.9	0.3	389.7	266.8	522.3	115.0	115.0	0.0	407.3	194.3	213.0	414.3	497.9
2022. Q4	754.2	362.9	0.3	362.6	320.8	391.3	70.7	70.7	0.0	320.6	70.1	250.5	395.4	358.8
2022	2,968.4	1,199.2	0.9	1,198.4	729.8	1,769.1	589.5	589.5	0.0	1,179.6	333.6	846.0	1,648.1	1,320.3
2023. Q1	2,042.8	1,325.7	0.3	1,325.4	68.9	717.2	220.8	220.8	0.0	496.4	58.9	437.5	1,441.2	601.7
2023. Q2	5,441.4	2,878.1	2,873.1	5.0	1.4	2,563.3	1,705.8	1,705.8	0.0	857.6	54.1	803.5	3,041.1	2,400.3
2023. Q3	1,647.1	629.8	0.0	629.8	309.3	1,017.4	630.5	630.5	0.0	386.9	47.4	339.5	650.1	997.0
2023. Q4	4,695.0	1,857.2	0.0	1,857.2	293.1	2,837.8	2,559.7	2,559.7	0.0	278.2	57.6	220.6	2,137.5	2,557.5
2023	13,826.5	6,690.8	2,873.4	3,817.4	672.6	7,135.7	5,116.7	5,116.7	0.0	2,019.0	217.9	1,801.1	7,269.9	6,556.5
2024	7,572.2	3,335.4	0.0	3,335.4	1,371.4	4,236.8	1,805.6	1,805.6	0.0	2,431.2	543.1	1,888.2	3,700.4	3,871.8
2025	5,812.5	2,713.9	0.0	2,713.9	1,654.5	3,098.6	1,760.0	1,760.0	0.0	1,338.6	102.5	1,236.1	2,830.7	2,981.8
2026	5,064.7	2,649.9	0.0	2,649.9	1,435.3	2,414.8	1,330.0	1,330.0	0.0	1,084.8	77.8	1,007.0	2,895.6	2,169.1
2027	6,837.2	4,532.5	0.0	4,532.5	2,643.7	2,304.6	316.9	316.9	0.0	1,987.7	39.5	1,948.3	4,597.8	2,239.4
2028	2,996.4	1,998.0	0.0	1,998.0	676.3	998.4	270.3	270.3	0.0	728.0	24.0	704.0	2,039.1	957.2
2029	1,565.1	772.3	0.0	772.3	432.5	792.8	459.0	459.0	0.0	333.8	20.1	313.7	813.2	752.0
2030	3,614.6	2,879.7	0.0	2,879.7	1,487.8	734.9	458.5	458.5	0.0	276.5	11.9	264.5	3,145.2	469.4
2031	3,339.8	2,799.6	0.0	2,799.6	1,128.6	540.2	162.5	162.5	0.0	377.6	130.1	247.5	2,830.5	509.3
2032	2,448.2	1,284.5	0.0	1,284.5	386.2	1,163.6	55.4	55.4	0.0	1,108.2	18.4	1,089.9	1,309.4	1,138.7
2033	1,647.4	1,366.6	0.0	1,366.6	843.4	280.7	0.7	0.7	0.0	280.0	7.9	272.1	1,389.8	257.6
After	11,210.1	10,644.5	3,542.7	7,101.8	1,117.7	565.6	123.6	123.6	0.0	442.0	17.3	424.7	10,684.8	525.3
Total	68,902.9	42,866.9	6,416.9	36,450.0	14,579.8	26,036.0	12,448.7	12,448.7	0.0	13,587.2	1,544.2	12,043.0	45,154.6	23,748.3

Source: NBH

Note:

(1)	Including (i) central bank, (ii) general government and (iii) central government controlled and local government controlled public corporations included in other monetary financial institutions and other sectors.
(2)	Including (i) non-public corporations included in other monetary financial institutions and (ii) other sectors.

The following table sets forth the aggregate amount of international debt issuances of Hungary for the periods indicated:

Table 63: International Debt Issuance

	For the year ended December 31,
	2017	2018	2019	2020	2021

	(EUR millions)
International Debt Issuance	1,127	1,483	0	6,498	7,742

Source: GDMA Pte Ltd.

National Debt Issuances

On July 27, 2017, Hungary issued a CNY 1,000,000,000 bond under Chinese law maturing in July 2020.

On October 10, 2017, Hungary issued a EUR1,000,000,000 bond maturing in October 2027 to finance the repurchase of certain of its USD denominated debt as announced in a tender offer on September 26, 2017.

On March 22, 2018, Hungary issued a JPY 30,000,000,000 bond under Japanese law maturing in March 2021.

On April 23, 2020, the Government announced the issuance of euro-denominated bonds in the amount of EUR2 billion. The two-tranche transaction consisted of the issuance of a six-year bond in the amount of EUR1 billion, and the issuance of a 12-year bond in the amount of EUR1 billion. The settlement took place on April 28, 2020.

On June 2, 2020, Hungary announced the issuance of its inaugural euro-denominated green bond in the amount of EUR1.5 billion. The green bond was issued under Hungary’s Green Bond Framework published in May 2020. The settlement took place on June 5, 2020.

On September 11, 2020, the Government announced the issuance of Japanese yen denominated bonds in the amount of JPY62.7 billion. The four-tranche transaction consisted of the issuance of a three-year Samurai bond in the amount of JPY22.7 billion, the issuance of a five-year Samurai bond in the amount of JPY20.0 billion, and Hungary’s first and second green Samurai bonds in the amounts of JPY15.5 billion and JPY4.5 billion and with maturities of seven and 10 years, respectively. The settlement of the bonds took place on September 18, 2020. Hungary became the first sovereign to issue green bonds in the domestic capital market of Japan.

On November 17, 2020, the Government issued euro denominated bonds in the amount of EUR2.5 billion. The two-tranche transaction consisted of the issuance of a bond series maturing in 2030 in the amount of EUR1.25 billion, and a bond series maturing in 2050 in the amount of EUR1.25 billion. The settlement took place on November 17, 2020.

On September 14, 2021, the Government issued US Dollar denominated bonds in the amount of USD4.25 billion. The two-tranche transaction consisted of the issuance of a bond series maturing in 2031 in the amount of USD2.25 billion, and a bond series maturing in 2051 in the amount of USD2.0 billion.

On September 15, 2021, the Government issued euro denominated bonds in the amount of EUR1.0 billion maturing in 2028.

On December 14, 2021, the Government issued green Panda bonds in the amount of CNY1.0 billion maturing in 2024.

On February 18, 2022, the Government announced the issuance of Japanese yen denominated bonds in the amount of JPY75.3 billion. The four-tranche transaction consisted of the issuance of a three-year Samurai bond in the amount of JPY16.0 billion, the issuance of a five-year Samurai bond in the amount of JPY46.8 billion, the issuance of a seven-year Samurai bond in the amount of JPY4.7 billion and the issuance of a 10-year Samurai bond in the amount of JPY7.8 billion. The shortest, three-year maturity Samurai bond was a conventional bond and the five-year, seven-year and 10-year Samurai bonds were green bonds.

On June 8, 2022, the Government issued US Dollar denominated bonds in the amount of USD3.0 billion. The two-tranche transaction consisted of the issuance of a bond series maturing in 2029 in the amount of USD1.75 billion, and a bond series maturing in 2034 in the amount of USD1.25 billion. At the same time, the Government issued euro denominated debt in the amount of EUR0.75 billion maturing in 2031. Part of the proceeds were used to purchase USD558,286,000 in aggregate nominal amount of its 5.375% Notes due 2023, USD479,400,000 of its 5.750% Notes due 2023 and USD151,038,000 of its 5.375% Notes due 2024.

Internal Public Debt

Total internal short-term debt with an original maturity of one year or less consists of Interest-Bearing T-bills with half- and one-year maturities, Treasury Savings Bills with one-year maturity and Discount T-bills. The outstanding amount of Interest-Bearing T-bills, Treasury Savings Bills with one-year maturity and Discount T-bills was HUF1,001.6 billion, HUF173.4 billion and HUF580.3 billion, respectively as of December 31, 2021.

As of December 31, 2021, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF32,121.2 billion. As of December 31, 2021, HUF30,813.5 billion of the Government’s internal debt represented government securities (with HUF1,307.4 billion (4.0%) of the Government’s internal debt consisting of loans from EIB and CEB).

Hungary’s policy is to finance budget deficits primarily with internal debt and partly by accessing the international markets. The type of financing is determined based on a benchmark for the debt portfolio composition. The average maturity of internal debt was 3.6 years at the end of 2017, 3. 6 years at the end of 2018, 4.2 years at the end of 2019, 4.7 years at the end of 2020 and 5.1 years at the end of 2021.

On August 31, 2017, the Government announced that the state would partially assume the mortgage debt of families who have at least three children beginning January 1, 2018. The assumed debt would be a maximum of HUF1 million per family. According to the estimate of the MNE, the budgetary effect of the mortgage debt-assumption measure was expected to range between HUF10 billion and HUF20 billion annually.

The Government has also guaranteed certain Hungarian indebtedness. As of December 31, 2021, these guarantees totaled USD19.9 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the Government is obligated to make a payment under the guarantee.

Government Obligations to the NBH

The following table shows the Government’s obligations to the NBH, as of December 31 for the years indicated and as of July 31, 2022:

Table 64: Government Obligations to the NBH

	As of December 31,					As of July
	2017	2018	2019	2020	2021	31, 2022

	(HUF billions)
Loans	0.0	0.0	0.0	0.0	0.0	0.0
Securities	39.2	39.2	39.2	1,113.6	3,302.8	3,314.0

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of Hungary as of December 31, 2021:

Table 65: Gross External Debt(1)

	As of December 31, 2021
	Amount of Debt	of which short-term

	(EUR millions)
Obligor
NBH	16,715.0	10,491.4
Banking Sector(2)	15,618.3	4,338.2
General Government	38,167.8	555.9
Other Sectors(2)	21,488.9	8,027.6
Total(2)	91,990.0	23,463.2
Direct Investments Debt Instruments	35,556.0	—

Source: NBH

Notes:

(1)	In this table, external debt refers to obligations owed to non-resident entities. External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003).
(2)	Financial derivatives are not included.

Relations with Multilateral Financial Institutions

Asian Infrastructure Investment Bank (“AIIB”)

Hungary joined the AIIB as its 56th member state in June 2017, becoming for the first time part of a multilateral development bank exclusively devoted to Asia’s development. Beyond its shareholding role, Hungary, through certain competencies, is eager to contribute to success stories in infrastructure and business development in Asia. On September 10, 2021, the AIIB signed an EUR183.1 million (USD216.1 million) loan agreement with Hungary for a project aimed at strengthening the public health emergency response infrastructure in Hungary and to improve pandemic preparedness. The total cost of the project is expected to be USD267.2 million with Hungary providing the remaining USD51.1 million.

European Bank for Reconstruction and Development (“EBRD”)

Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2021 was approximately EUR 3.4 billion in 196 projects, 100% of which were in the private sector.

According to the latest country strategy for Hungary, adopted in March 2021, the EBRD focuses on select areas where transition gaps remain and where the EBRD can provide additional support, including the efforts to overcome the impact of COVID-19. The EBRD will continue to engage in diversifying and deepening financial system products, including green financial products and to finance and promote resource and energy efficiency investments and renewable energy. The EBRD’s engagement and activities in Hungary must also be seen in light of the Memorandum of Understanding (“MoU”) concluded between the Government of Hungary and the EBRD in February 2015. The MoU also confirms the Government’s intention to strengthen its relationship with the banking sector in order to promote a stable and predictable framework to support macroeconomic stability.

Council of Europe Development Bank (“CEB”)

Hungary joined the CEB in 1998. According to the CEB’s social mandate, the focus of the CEB’s projected activity in Hungary is mainly in the field of environmental protection, strengthening social integration and developing human capital. In the past five years (2017-2021), the CEB financed projects by granting loans totaling approximately EUR 710.6 million. In 2021, the CEB disbursed EUR163 million to Hungary. In 2021, Hungary and the CEB signed one loan facility in the amount of EUR152 million.

European Investment Bank (“EIB”)

Since 1990, the EIB has been financing different government and non-government projects in Hungary. The EIB finances primarily infrastructure, environmental protection, health care and education projects. In the five-year period between 2017 and 2021, the EIB financed projects by granting loans totaling approximately EUR3.79 billion in the aggregate.

In 2017, one new loan facility agreement was signed between Hungary and the EIB in a principal amount of EUR200 million. Hungary drew a total amount of HUF165.1 billion in 2017.

In 2018, two new loan facility agreements were signed between Hungary and the EIB in an aggregate principal amount of EUR317 million. Hungary drew a total amount of EUR129.6 billion in 2018.

In 2019, two new loan facility agreements were signed between Hungary and the EIB in an aggregate principal amount of EUR500 million. Hungary drew a total amount of HUF46.3 billion in 2019.

In 2020, two new loan facility agreements were signed between Hungary and the EIB in an aggregate principal amount of EUR362.5 million. Hungary drew a total amount of EUR745.5 million in 2020.

In 2021, two new loan facility agreements were signed between Hungary and the EIB in an aggregate principal amount of EUR446 million. Hungary drew a total amount of EUR286 million in 2021.

International Investment Bank (“IIB”)

Hungary renewed its membership in the IIB in 2015, after the shareholders and the management of the IIB decided to start a full-fledged modernization of the IIB aimed at setting up a modern development bank in line with international best practices. In December 2018, the Board of Governors of the IIB decided to relocate the headquarters of the IIB to Budapest, Hungary. The relocation took place in 2019.

Between 2017 and 2021, the IIB financed projects by granting loans and issuing guarantees to Hungarian companies totaling approximately EUR 280 million. The Hungarian Government raised its capital share in the IIB by EUR33.7 million since the relocation..

Since 2019, the IIB successfully has issued HUF denominated bonds worth HUF71 billion to institutional investors.

The IMF, the EU and the World Bank

In 2008, Hungary received a financial assistance package of up to USD25.1 billion in the aggregate from the IMF, the EU and the World Bank. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), with the possibility to draw down an additional USD1.3 billion (EUR1 billion) from the World Bank to assist Hungary in addressing the consequences of the global financial crisis. Hungary did not draw from the World Bank facility.

In July 2010, the Government suspended the negotiations with the IMF concerning the possible extension of the standby facility. The IMF continues to engage in regular consultations with Hungary to monitor and review economic developments.

The following amounts were drawn down under the facilities:

•	IMF: SDR6.373 billion by Hungary and SDR1.265 billion by the NBH; and

•	EU: EUR 5.5 billion by Hungary.

As of August 3, 2013, the NBH repaid all of its outstanding debt borrowed from the IMF, and as of August 12, 2013, Hungary repaid all of its outstanding debt borrowed from the IMF. As of April 6, 2016, Hungary has reimbursed all outstanding debt borrowed from the Commission.

The IMF reviews the economic situation in Hungary on a regular basis and issues a statement based on the Article IV consultation each year. According to the latest staff report dated June, 2021, the IMF concluded that:

•	the authorities’ policy response to the COVID-19 pandemic was appropriately strong;

•	fiscal policy needs to flexibly balance supporting the economy and preserving medium-term sustainability;

•	minimizing scarring from the COVID-19 pandemic and enabling economic transformation should be priorities going forward;

•	prudential policies should continue to focus on mitigating immediate vulnerabilities;

•	the structural reform agenda should facilitate the transformation toward a more resilient economy post-pandemic;

•	greening the economy, to which the authorities are strongly committed, is necessary for sustainable growth and should be supported by higher carbon pricing; and

•	the EU Recovery and Resilience Funds can help leverage the authorities’ efforts.

TABLES AND SUPPLEMENTARY INFORMATION

Table 66: NBH External Funded Convertible Currency Debt: USD Debt (as of December 31, 2021)

	Interest Rate	Year		Original Amount	Principal Amount Outstanding
	(%)	Issue	Maturity(1)	Contracted	(Credit)/Debit
					USD
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt
a. Swap Arrangements
EUR/USD	5.375	2013	2023	—	(570,000,000)
EUR/USD	5.375	2013	2023	—	(680,000,000)
EUR/USD	5.75	2013	2023	—	(1,000,000,000)
EUR/USD	5.75	2015	2023	—	(500,000,000)
EUR/USD	5.375	2018	2024		(660,000,000)
EUR/USD	7.625	2018	2041		(247,500,000)
EUR/USD	7.625	2018	2041		(127,500,000)
EUR/USD	7.625	2018	2041		(85,000,000)
EUR/USD	7.625	2018	2041		(165,000,000)
EUR/USD	5.375	2021	2024		(680,000,000)
Total					(4,715,000,000.00)
Total U.S. Dollar Debt					(4,715,000,000.00)

Source: NBH

Table 67: NBH External Funded Convertible Currency Debt: EUR Debt (as of December 31, 2021)

	Interest Rate	Year		Original Amount	Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted	(Credit)/Debit
					EUR
2. Euro Debt
a. Swap Arrangements
EUR/USD	4.80481	2013	2023			423,406,191.39
EUR/USD	Floating	2013	2023			505,116,158.15
EUR/USD	Floating	2013	2023			740,247,000.00
EUR/USD	3.73	2015	2023			460,536,617.27
EUR/USD	4.13375	2018	2024			474,240,000.00
EUR/USD	7.158	2018	2041			174,480,000.00
EUR/USD	Floating	2018	2041			89,910,000.00
EUR/USD	Floating	2018	2041			59,480,000.00
EUR/USD	7.2575	2018	2041			115,460,000.00
EUR/USD	4.156	2021	2024			488,822,000.00
Total				—		3,531,697,966.81
Total Euro Debt					EUR	3,531,697,966.81
U.S. dollar equivalent					USD	4,001,094,684.70

NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	(713,905,315.30)

Source: NBH

Table 68: Hungary External Funded Convertible Currency Debt: USD Debt (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
B. HUNGARY
1. U.S. dollar Debt
a. Bonds
USD Bond	7.625	2011	2041	USD	1,250,000,000	USD	1,250,000,000
USD Bond	5.375	2013	2023	USD	2,000,000,000	USD	1,542,582,000
USD Bond	5.75	2013	2023	USD	2,000,000,000	USD	1,631,160,000
USD Bond	5.375	2014	2024	USD	2,000,000,000	USD	1,819,010,000
USD Bond	2.125%	2021	2031	USD	2,250,000,000	USD	2,250,000,000
USD Bond	3.125%	2021	2051	USD	2,000,000,000	USD	2,000,000,000
Total						USD	10,492,752,000
b. Swap Arrangements
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	5.375	2013	2023	USD	(570,000,000)	USD	(570,000,000)
USD/EUR	5.375	2013	2023	USD	(680,000,000)	USD	(680,000,000)
USD/EUR	5.75	2013	2023	USD	(500,000,000)	USD	(131,160,000)
USD/EUR	5.75	2013	2023	USD	(1,000,000,000)	USD	(1,000,000,000)
USD/EUR	5.375	2013	2041	USD	(750,000,000)	USD	(268,582,000)
USD/EUR	5.375	2014	2024	USD	(660,000,000)	USD	(479,010,000)
USD/EUR	5.375	2014	2024	USD	(680,000,000)	USD	(680,000,000)
USD/EUR	5.75	2015	2023	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	5.375	2018	2024	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	7.625	2018	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2018	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2018	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2018	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	2.125	2021	2031	USD	(750,000,000)	USD	(750,000,000)
USD/EUR	2.125	2021	2031	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	2.125	2021	2031	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	2.125	2021	2031	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	3.125	2021	2051	USD	(1,000,000,000)	USD	(1,000,000,000)
USD/EUR	3.125	2021	2051	USD	(1,000,000,000)	USD	(1,000,000,000)
USD/EUR	5.75	2013	2023	USD	(500,000,000)	USD	(10,468,752,000)
USD/EUR	5.75	2013	2023	USD	(1,000,000,000)	USD	(131,160,000)
Total						USD	(10,468,752,000)
Total U.S. Dollar Debt						USD	24,000,000.00

Source: GDMA Pte Ltd.

Table 69: Hungary External Funded Convertible Currency Debt: EUR Debt (EIB & Bonds) (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
2. Euro Debt
a. EIB
Health Sector Development	3.965	2011	2027	EUR	45,000,000	EUR	15,000,000
Health Sector Development B	3.426	2012	2028	EUR	55,000,000	EUR	55,000,000
Forests	3.804	2011	2027	EUR	200,000,000	EUR	70,000,000
Economic Competitiveness	MT	2011-2014	2024-2028	EUR	440,000,000	EUR	245,297,228.79
Cohesion Fund - II	MT	2011-2012	2027-2028	EUR	300,000,000	EUR	300,000,000
Education B	3.924	2011	2027	EUR	150,000,000	EUR	50,000,000
Rural Development	MT	2011-20123	2021-2023	EUR	300,000,000	EUR	210,000,000
Red Sludge	3.562	2012	2027	EUR	63,000,000	EUR	30,000,000
Regional Operation Program	MT	2012-2013	2023-2028	EUR	300,000,000	EUR	286,429,706.31
Human Capital	3.302	2013	2029	EUR	400,000,000	EUR	120,000,000
Cohesion Fund – IIB	MT	2013	2029	EUR	470,000,000	EUR	140,000,000
M3 North-East	3.354	2013	2030	EUR	72,000,000	EUR	72,000,000
State Reform E-Admin.	2.207	2014	2022	EUR	50,000,000	EUR	15,000,000
Rural Development 2014-2020	0.456	2020	2030	EUR	400,000,000	EUR	70,000,000
Structural Funds II-B	0.61	2020	2033	EUR	200,000,000	EUR	138,000,000
Structural Funds II-C	0.396	2020	2033	EUR	350,000,000	EUR	350,000,000
Education Infrastructure II	0.167	2020	2030	EUR	50,000,000,000	EUR	25,000,000
COVID-19 Response	0.167	2020	2030	EUR	162,500,000	EUR	162,500,000
Total						EUR	2,354,226,935.10
b. Bonds
EUR Bond	1.75	2017	2027	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	1.25	2018	2025	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	1.125	2020	2026	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	1.625	2020	2032	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond (Green)	1.75	2020	2035	EUR	1,500,000,000	EUR	1,500,000,000
EUR Bond	0.5	2020	2030	EUR	1,250,000,000	EUR	1,250,000,000
EUR Bond	1.5	2020	2050	EUR	1,250,000,000	EUR	1,250,000,000
EUR Bond	0.125	2021	2028	EUR	1,000,000,000	EUR	1,000,000,000
Total						EUR	9,000,000,000

Source: GDMA Pte Ltd.

Table 70: Hungary External Funded Convertible Currency Debt: EUR Debt (Other Loans & Swap Agreements) (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
c. Other loans raised
Council of Europe Development	Various	2011-20	2020-27	EUR	417,000,000	EUR	284,000,000
State Development Corporation “VEB.RF”	3.95	2019	2046	EUR	142,200,000	EUR	28,151,200
European Union	0.00	2020	2035	EUR	504,330,000	EUR	504,000,000
Export Finance Norway	0.23%	2021	2033	EUR	348,500,000	EUR	143,500,000
Total						EUR	959,651,200
d. Other loans assumed
EIB	Various	2011-2014	2023-2038	EUR	515,575,457.54	EUR	331,757,722.97
Total						EUR	331,757,722.97
e. Swap Arrangements
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	4.804815	2013	2023	EUR	423,406,191.39	EUR	423,406,191.39
EUR/USD	Floating	2013	2023	EUR	505,116,158.15	EUR	505,116,158.15
EUR/USD	Floating	2013	2023	EUR	740,247,000	EUR	740,247,000
EUR/USD	4.675	2013	2023	EUR	369,877,000	EUR	97,026,134.64
EUR/USD	4.8575	2013	2023	EUR	556,256,000	EUR	199,200,465.32
EUR/USD	4.156	2014	2024	EUR	488,822,000	EUR	488,822,000
EUR/USD	4.1325	2014	2024	EUR	474,240,000	EUR	344,190,458.18
EUR/USD	3.73	2015	2023	EUR	460,536,617.27	EUR	460,536,617.27
EUR/USD	4.13375	2018	2024	EUR	474,240,000	EUR	474,240,000
EUR/USD	7.158	2018	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2018	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2018	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2018	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	0.678	2021	2031	EUR	634,303,112.31	EUR	634,303,112.31
EUR/USD	0.6825	2021	2031	EUR	423,119,235	EUR	423,119,235
EUR/USD	0.679	2021	2031	EUR	424,772,746.58	EUR	424,772,746.58
EUR/USD	0.6645	2021	2031	EUR	425,350,914.50	EUR	425,350,914.50
EUR/USD	1.645	2021	2051	EUR	845,880,561.66	EUR	845,880,561.66
EUR/USD	1.667	2021	2051	EUR	849,617,672.05	EUR	849,617,672.05
EUR/CNY	-0.013	2021	2024	EUR	139,236,981.34	EUR	139,236,981.34
EUR/JPY	0.377	2020	2023	EUR	180,227,388	EUR	180,227,388
EUR/JPY	0.69	2020	2025	EUR	158,712,524	EUR	158,712,524
EUR/JPY	1.059	2020	2027	EUR	122,930,017	EUR	122,930,017
EUR/JPY	1.444	2020	2030	EUR	35,708,051	EUR	35,708,051
EUR/EUR	4.691	2013	2023	EUR	236,879,040	EUR	236,879,040
EUR/EUR	Floating	2013	2023	EUR	(236,879,040)	EUR	(236,879,040)
EUR/EUR	Floating	2017	2027	EUR	340,000,000	EUR	340,000,000
EUR/EUR	1.75	2017	2027	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	Floating	2018	2025	EUR	350,000,000	EUR	350,000,000
EUR/EUR	1.25	2018	2025	EUR	(350,000,000)	EUR	(350,000,000)
EUR/EUR	Floating	2020	2050	EUR	50,000,000	EUR	50,000,000
EUR/EUR	1.5	2020	2050	EUR	(50,000,000)	EUR	(50,000,000)
Total						EUR	8,851,304,228.39
Total Euro Debt						EUR	21,496,940,086.46
U.S. dollar equivalent						USD	24,354,090,730.72

Source: GDMA Pte Ltd.

Table 71: Hungary External Funded Convertible Currency Debt: JPY Debt & Swap Arrangements (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
5. Japanese Yen
a. Bonds
JPY	0.52	2020	2024	JPY	22,700,000,000	JPY	22,700,000,000
JPY	0.74	2020	2025	JPY	20,000,000,000	JPY	20,000,000,000
JPY Green	1.03	2020	2027	JPY	15,500,000,000	JPY	15,500,000,000
JPY Green	1.29	2020	2030	JPY	4,500,000,000	JPY	4,500,000,000
Total						JPY	62,700,000,000
b. Swap Arrangements
JPY/EUR	0.74	2020	2025	JPY	(20,000,000,000)	JPY	(20,000,000,000)
JPY/EUR	0.52	2020	2023	JPY	(22,700,000,000)	JPY	(22,700,000,000)
JPY/EUR	1.03	2020	2030	JPY	(4,500,000,000)	JPY	(4,500,000,000)
JPY/EUR	1.29	2020	2027	JPY	(15,500,000,000)	JPY	(15,500,000,000)
Total						JPY	(62,700,000,000)
Total Japanese Yen Debt						JPY	0.00
U.S. dollar equivalent						USD	0.00

Source: GDMA Pte Ltd.

Table 72: Hungary External Funded Convertible Currency Debt: CNY Debt & Swap Arrangements (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
6. Chinese Renminbi Debt
a. Bonds
CNY	3.28	2021	2024	CNY	1,000,000,000	CNY	1,000,000,000
Total						CNY	1,000,000,000
b. Swap Arrangements
CNY/EUR	3.28	2021	2024	CNY	(1,000,000,000)	CNY	(1,000,000,000)
Total						CNY	(1,000,000,000)
Total Chinese Renminbi Debt						CNY	0.00
U.S. dollar equivalent						USD	0.00
HUNGARY							24,378,090,730.72
TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF HUNGARY						USD	23,664,185,415.42

Source: GDMA Pte Ltd.

Internally Raised Debt of Hungary

Table 73: Hungary Internal Debt (as of December 31, 2021)

	Interest Rate	Year		Original Amount		Principal Amount Outstanding
	(%)	Issue	Maturity	Contracted		(Credit)/Debit
				(millions)		(millions)
1. HUF Debt
a. Loans
(i) from EIB	Fixed, Floating	2012-2021	2022-2038	EUR	3,468.9	HUF	1,222,555.98
(ii) from CEB	Fixed, Floating	2009-2021	2022-2027	EUR	100.7	HUF	80,188.44
Total Loans						HUF	1,307,744.41
						USD	4,015.06

b. Hungarian Government Bonds for the purpose of:
2007-21Central Budget	Fixed, Floating	2007-2021	2022-51			HUF	28,993,913.62
Total Hungarian Government Bonds						HUF	28,993,913.62
						USD	89,017.57
c. Hungarian Treasury Bills
(i) Fixed interest rate	2.50-3.00	2020-21	2022-23			HUF	1,236,370.12
(ii) Discount	---	2021	2022			HUF	583,208.30
Total Hungarian Treasury Bills						HUF	1,819,578.42
						USD	5,586.50

2. EUR Debt
a. Hungarian Treasury Bonds for the purpose of:
(i) 2019-21 Central Budget (P€MAK)	Floating	2019-21	2022-27			EUR	678.28
(ii) Residence Program in Hungary	---	2017	2022			EUR	554.70
Total Bonds						EUR	1,232.98
Total EUR Debt						EUR	1,298.98
U.S. dollar equivalent(1)						USD	1,396.85

HUNGARY’S TOTAL INTERNAL DEBT						USD	100,015.98

Source: GDMA Pte Ltd.

Note:

(1)	All totals calculated on the basis of exchange rates as on December 31, 2021. The HUF/USD and the HUF/EUR exchange rates were 325.71 and 369.00 respectively on December 31, 2021.

Guarantees Provided by Hungary

Table 74: Guarantees Provided by Hungary (as of December 31, 2021)(1)

Title	Principal Amount Outstanding (millions)
Hungary Guaranteed Debt in Foreign Currency
(expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	13.83
Guarantees for various purposes	USD	0.00
Guarantees based on law	USD	6,013.89
Total Guarantees in Foreign Currency	USD	6,027.72
Hungary Guaranteed Debt in HUF
Guarantees for various purposes	HUF	51,432.28
Guarantees based on law	HUF	4,473,624.47
Total Guarantees in HUF	HUF	4,525,056.75
USD Equivalent(1)	USD	13,892.90
TOTAL HUNGARY FOREIGN CURRENCY AND HUF GUARANTEES	USD	19,920.62

Source: Hungarian State Treasury

Note: The data are audited.

(1)	Calculated on the basis of exchange rates of the Hungarian National Bank as of December 31, 2020. The exchange rate was 297.36 HUF/USD on December 31, 2020.